Form 10-K405, Exhibit 13
period 1997-12-31
PACIFIC GAS & ELECTRIC CO
filed 1998-03-05
CIK 75488

                                                                      EXHIBIT 13
                            Selected Financial Data

(in millions, except per share amounts)                        1997          1996          1995         1994         1993
-------------------------------------------------------------------------------------------------------------------------
PG&E Corporation(1)
For the Year
Operating revenues                                          $15,400       $ 9,610       $ 9,622      $10,350      $10,550
Operating income                                              1,728         1,896         2,763        2,424        2,560
Net income                                                      716           722         1,269          950        1,002
Earnings per common share                                      1.75          1.75          2.99         2.21         2.33
Dividends declared per common share                            1.20          1.77          1.96         1.96         1.88

At Year End
Book value per common share                                 $ 21.30       $ 20.73       $ 20.77      $ 20.07      $ 19.77
Common stock price per share                                  30.31         21.00         28.38        24.38        35.13
Total assets                                                 30,557        26,237        26,871       27,738       27,234
Long-term debt (excluding current portions)                   7,659         7,770         8,049        8,676        9,292
Rate reduction bonds (excluding current portions)             2,776             -             -            -            -
Preferred stock and securities of subsidiary with
        mandatory redemption provisions (excluding
        current portions)                                       437           437           437          137           75

Pacific Gas and Electric Company
For the Year
Operating revenues                                          $ 9,495       $ 9,610       $ 9,622      $10,350      $10,550
Operating income                                              1,831         1,896         2,763        2,424        2,560
Income available for common stock                               735           722         1,269          950        1,002

At Year End
Total assets                                                $25,147       $26,237       $26,871      $27,738      $27,234
Long-term debt (excluding current portions)                   6,218         7,770         8,049        8,676        9,292
Rate reduction bonds (excluding current portions)             2,776             -             -            -            -
Preferred stock and securities with mandatory
        redemption provisions (excluding current portions)      437           437           437          137           75

(1) PG&E Corporation became the holding company for Pacific Gas and Electric Company on January 1, 1997. The Selected Financial Data of PG&E Corporation and Pacific Gas and Electric Company for the years 1993 through 1996 are identical because they represent the accounts of Pacific Gas and Electric Company as the predecessor of PG&E Corporation. See Management's Discussion and Analysis of Consolidated Results of Operations and Financial Condition for further discussion of the holding company formation and matters relating to certain data above.

                   Management's Discussion and Analysis of
          Consolidated Results of Operations and Financial Condition

San Francisco-based PG&E Corporation provides energy services throughout the United States and Australia. We were formed as a holding company on January 1, 1997, to respond to new business opportunities and changes in the energy industry. As a result, Pacific Gas and Electric Company became a subsidiary of its new parent holding company, PG&E Corporation, and its ownership interest in its unregulated subsidiaries was transferred to PG&E Corporation. Under our new corporate structure, we provide integrated energy services through our various business lines:

Pacific Gas and Electric Company (Utility)
Our Utility provides gas and electric service to Northern and Central California. Our Utility is regulated by the California Public Utilities Commission (CPUC), the Federal Energy Regulatory Commission (FERC), and the Nuclear Regulatory Commission, among others.

Unregulated Business Operations
We provide a wide range of integrated energy products and services designed to take advantage of the opening of the competitive energy marketplace throughout the United States. Through our other subsidiaries, we provide the following energy services:

Gas Transmission: We own and operate approximately 10,000 miles of natural gas pipelines, natural gas storage facilities, and natural gas processing plants in the Pacific Northwest, Texas, and Australia through PG&E Gas Transmission (PG&E
GT). PG&E GT's Pacific Northwest operations are regulated by the FERC, and its Texas operations are regulated by the Texas Railroad Commission.

Electric Generation: We develop, build, operate, own, and manage power generation facilities across the United States through U.S. Generating Company (USGen). In 1998, USGen expects to complete the acquisition of the New England Electric System fossil fuel and hydroelectric power plants. This acquisition is discussed further in the Acquisitions and Sales section below.

Energy Services and Commodities: We provide customers nationwide with competitively-priced natural gas and electricity and services to manage and make more efficient their energy consumption through PG&E Energy Services (PG&E ES).

Through PG&E Energy Trading (PG&E ET), we purchase and resell energy commodities and related financial instruments in major domestic markets, serving PG&E Corporation's other unregulated businesses, unaffiliated utilities, and large end-use customers.

Overview
This is a combined annual report of PG&E Corporation and Pacific Gas and Electric Company. Therefore, our Management's Discussion and Analysis of Consolidated Results of Operations and Financial Condition apply to both PG&E Corporation and the Utility. PG&E Corporation's consolidated financial statements include the accounts of PG&E Corporation and its wholly owned and controlled subsidiaries, including the Utility (collectively, the Corporation). Our Utility's consolidated financial statements include its accounts as well as those of its wholly owned and controlled subsidiaries. Because PG&E Corporation did not become the holding company for the Utility until January 1, 1997, the 1995 and 1996 consolidated financial statements represent the accounts of the Utility on a consolidated basis as predecessor of PG&E Corporation. Management's Discussion and Analysis should be read in conjunction with the consolidated financial statements.
   In Management's Discussion and Analysis, we explain the results of operations for the years 1995 through 1997 and discuss our financial condition. Our discussion of financial condition includes:
 .  energy industry restructuring and how this restructuring will influence future results of operations,
 . liquidity and capital resources, including discussions of capital financing activities, estimated capital spending for the next three years, and uncertainties that could affect future results, and
 .  risk management activities.

                    Management's Discussion and Analysis of
          Consolidated Results of Operations and Financial Condition

  This combined annual report, including our Letter to Shareholders above and our discussion of results of operations and financial condition below, contains forward-looking statements that involve risks and uncertainties. Also, words such as "estimates," "expects," "anticipates," "plans," "believes," and similar expressions identify forward-looking statements involving risks and uncertainties.

  These risks and uncertainties include, but are not limited to, the ongoing restructuring of the electric and gas industries, the outcome of the regulatory proceedings related to those restructurings, our Utility's ability to collect revenues sufficient to recover transition costs in accordance with its cost recovery plan, the impact of our recent or planned acquisitions as discussed in the Acquisitions and Sales section below, the approval of our Utility's 1999 General Rate Case application resulting in the Utility's ability to earn its authorized rate of return as discussed in the Letter to Shareholders above and in the Regulatory Activity section below, and our ability to successfully compete outside our traditional regulated markets, as discussed in the Letter to Shareholders above. The ultimate impacts on future results of increased competition, the changing regulatory environment, our expansion into new businesses and markets, and the CPUC's decision on the 1999 General Rate Case application are uncertain, but all are expected to fundamentally change how we conduct our business. The outcome of these changes and other matters discussed below may cause future results to differ materially from historic results, or from results or outcomes currently expected or sought by PG&E Corporation.

Results of Operations
In this section, we provide the components of our earnings for 1997, 1996, and 1995. We then explain why operating revenues and expenses for 1997 and 1996 were different from the year before.

  The following table shows our results of operations and total assets for 1997, 1996, and 1995. The results of operations for PG&E Corporation on a stand-alone basis and intercompany eliminations have been shown as Corporate and Other.

                                        Unregulated  Corporate
                                           Business        and
                               Utility   Operations      Other        Total
---------------------------------------------------------------------------
(in millions)

1997
Operating revenues             $ 9,495       $6,351     $ (446)     $15,400
Operating expenses               7,664        6,433       (425)      13,672
                               --------------------------------------------
Operating income (loss)
  before income taxes          $ 1,831       $  (82)    $  (21)     $ 1,728
                               ============================================
Income available for
  common stock                 $   735       $    8     $  (27)     $   716
                               ============================================
Total assets                   $25,147       $6,224     $ (814)     $30,557
                               ============================================

1996
Operating revenues             $ 8,989       $  679     $  (58)     $ 9,610
Operating expenses               7,179          595        (60)       7,714
                               --------------------------------------------
Operating income
  before income taxes          $ 1,810       $   84     $    2      $ 1,896
                               ============================================
Income available for
  common stock                 $   707       $   15      $   -      $   722
                               ============================================
Total assets                   $23,567       $2,858      $ (188)    $26,237
                               ============================================

1995
Operating revenues             $ 9,243       $  447      $  (68)    $ 9,622
Operating expenses               6,556          376         (73)      6,859
                               --------------------------------------------
Operating income
  before income taxes          $ 2,687       $   71      $    5     $ 2,763
                               ============================================
Income available for
  common stock                 $ 1,210       $   59      $    -     $ 1,269
                               ============================================
Total assets                   $24,689       $2,578      $ (396)    $26,871
                               ============================================

Earnings Per Common Share: Basic and diluted earnings per common share were $1.75, $1.75, and $2.99 for 1997, 1996, and 1995, respectively. Earnings per common share were affected by the activity discussed below.

Utility Results:
1997 COMPARED TO 1996
Our Utility operating revenues in 1997 increased $506 million from 1996. The largest portion of the increase was due to transition cost recovery related to the revisions in the Diablo Canyon Nuclear Power Plant (Diablo Canyon) ratemaking structure discussed in Electric Transition Plan below. A portion of the increase is due to increased revenues associated with electric transmission and distribution system reliability authorized by California Assembly Bill 1890, the electric industry restructuring legislation. There was also an increase in energy cost revenues to recover energy cost increases and changes in sales volume provided by our Utility's energy rate recovery mechanism. Under energy rate recovery mechanisms, energy rate revenues generally equal energy costs and, thus, increases in the cost of energy do not affect operating income.

  Our Utility operating expenses in 1997 increased $485 million from 1996. The increase was due primarily to the increase in Diablo Canyon depreciation (which provided the revenue increases discussed above for recovery of the increased depreciation) and the increase in cost of energy. This increase was partially offset by a decrease in expenses for several 1996 one-time charges associated with gas transportation commitments and a 1996 one-time charge due to a litigation reserve.

  Other income increased in 1997 compared to 1996 primarily due to a gain on the buyout of a long-term contract for gas transportation service.

1996 COMPARED TO 1995
Our Utility operating revenues in 1996 decreased $254 million from 1995 due to revenue reductions ordered in the 1996 General Rate Case. The revenue decrease was also due to a decline in the Diablo Canyon generation price, as provided in the Diablo Canyon rate case settlement. This lower generation price was partially offset by higher net generation, which was a result of fewer scheduled refuelings in 1996 compared to 1995. We maintain an automatic adjustment clause (Gas Balancing Account) pursuant to which 1996 revenues were increased to reflect the increase in gas prices in 1996 as compared to 1995. However, this increase to gas revenues was offset by a corresponding revenue decrease ordered in the 1996 General Rate Case.

  Our Utility operating expenses increased $623 million in 1996 primarily due to charges for gas transportation commitments, increases in gas and purchased power prices, increases in expenses related to transmission and distribution system reliability, and increases in litigation costs.

Unregulated Business Results:
1997 COMPARED TO 1996
Our unregulated business operating revenues in 1997 increased $5,672 million from 1996. This was primarily due to a $4,524 million increase in energy commodities and services revenues from the acquisitions of Energy Source (ES) in December 1996, Teco Pipeline Company (Teco) in January 1997, and Valero Energy Corporation (Valero) in July 1997. Also contributing to the increase were the new revenues from the gas pipeline operations of Teco and Valero.

  Our unregulated business operating expenses in 1997 increased $5,838 million from 1996 which essentially reflects the increase in the cost of gas for resale due to the above acquisitions and our expansion into the energy commodities and services industry.

  Other income increased in 1997 compared to 1996 primarily due to the gain on the sale of International Generating Company, Ltd. which was partially offset by write-downs of certain nonregulated investments.

1996 COMPARED TO 1995
Our unregulated business operating revenues and operating expenses in 1996 increased $232 and $219 million, respectively, from 1995 primarily due to the purchase of ES in December 1996. This purchase created $283 million of revenue but was offset by an increase in the cost of gas for resale. The increase in both operating revenues and operating expenses was partially offset by a decrease due to the sale of DALEN Corporation in 1995.

  Other income decreased in 1996 compared to 1995 primarily due to write-downs of certain nonregulated investments in 1996.

                    Management's Discussion and Analysis of
          Consolidated Results of Operations and Financial Condition

Common Stock Dividend: Our common stock dividend is based on a number of financial considerations, including sustainability, financial flexibility, and competitiveness with investment opportunities of similar risk. Our current quarterly common stock dividend is $.30 per common share, which corresponds to an annualized dividend of $1.20 per common share.

  The CPUC set a number of conditions when PG&E Corporation was formed as a holding company. One of these conditions requires our Utility to maintain, on average, its CPUC-authorized capital structure, potentially limiting the amount of dividends our Utility may pay PG&E Corporation. At December 31, 1997, our Utility was in compliance with its CPUC-authorized capital structure. We believe that our Utility will continue to meet this condition in the future without affecting our ability to pay common stock dividends to common shareholders.

Financial Condition
We begin this section by discussing the energy industry. We also discuss how the Corporation is responding to restructuring on a national level, including recent and planned acquisitions. We then discuss liquidity and capital resources and our risk management activities.

Energy Industry:
The Electric Business:
California has been in the forefront of the nation's move towards competitive energy markets. In 1998, Californians will be able to choose who will provide their electric power. Customers within our Utility's service territory can purchase electricity (1) from our Utility, (2) from retail electricity providers (for example, marketers including our energy service subsidiary, brokers, and aggregators), or (3) directly from unregulated power generators. Our Utility will continue to provide distribution services to substantially all electric consumers within its service territory.

  To create this competitive generation market, California has established a Power Exchange (PX) and an Independent Systems Operator (ISO). The PX will be an open electric marketplace where electricity prices are set. The ISO will oversee California's electric transmission grid making sure that all generators have comparable access. California utilities will retain ownership of utility transmission facilities but will relinquish operating control to the ISO. Competing electric providers will bid their electric commodity into the PX. The PX will accept the lowest bids to satisfy the aggregate electric demand and establish a market price. Customers choosing to buy power directly from non-regulated generators or retailers will pay for that generation based upon negotiated contracts. The PX and ISO are expected to be operational by March 31, 1998.

  CPUC regulation requires our Utility to purchase all electric power for its retail customers from the PX. And, we must bid all of our Utility-generated electric power to the PX.

  Generation revenues currently make up approximately 30 percent of our total Utility revenues. The competitive market environment will significantly change the way our Utility earns revenues. Over the past several years, we have been taking steps to prepare for these changes. We have been working with the CPUC to ensure a smooth transition into the competitive market environment. And, we have made strategic investments throughout the nation that will further position us as a national energy provider. The following sections discuss the transition plan. A discussion of the investments we have made is included in Our Response to Changes in Our Industry, below.

ELECTRIC TRANSITION PLAN
In the new competitive market, our Utility's generation revenues will be determined principally by the market through sales to the PX. However, market-based revenues may not be sufficient to recover (that is, to collect from customers) all generation costs resulting from past CPUC decisions. To recover these uneconomic costs, called "transition costs," and to ensure a smooth transition to the competitive environment, our Utility in conjunction with other California electric utilities, the CPUC, state legislators, consumer advocates, and others, developed a transition plan, in the form of state legislation, to position California for the new market environment.

  There are three principal elements to this transition plan: (1) an electric rate freeze and rate reduction, (2) recovery of transition costs, and (3) economic divestiture of Utility-owned generation facilities. Each one of these three elements, the impact of the transition plan on our Utility's customers, and the impact of the transition plan on our application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," are discussed below. The transition plan will remain in effect until the earlier of March 31, 2002, or when we have recovered our authorized transition costs as determined by the CPUC. This period is referred to as the transition period. At the conclusion of the transition period, we will be at risk to recover any of our Utility's remaining generation costs through market-based revenues.

 .  Rate Freeze and Rate Reduction
The first element of the transition plan is an electric rate freeze and an electric rate reduction. During 1997, electric rates for our Utility's customers were held at 1996 levels. Effective January 1, 1998, we reduced electric rates for our Utility's residential and small commercial customers by 10 percent and will hold their rates at that level. The rate freeze will continue until the end of the transition period.

  To pay for the 10 percent rate reduction, we financed $2.9 billion of our transition costs with rate reduction bonds. See Cash Flows from Financing Activities below.

 .  Transition Cost Recovery
The second element of the transition plan is recovery of transition costs. Transition cost recovery has five parts for determining: (1) which costs are eligible for recovery as transition costs, (2) when they can be recovered, (3) how transition cost revenues will be determined, (4) how transition costs will be expensed, and (5) what happens when transition cost revenues differ from the related expenses. Each of these five parts is discussed below.

  The first part of transition cost recovery is determining which Utility costs are eligible for recovery as transition costs. These costs include: (1) above-market sunk costs (sunk costs are costs associated with Utility-owned generating facilities that are fixed and unavoidable and currently included in our Utility customers' electric rates) and future costs, such as costs related to plant removal, (2) costs associated with the Utility's long-term contracts to purchase power at above-market prices from Qualifying Facilities (QF) and other power suppliers, and (3) generation-related regulatory assets and obligations. (In general, regulatory assets are expenses deferred in the current or prior periods to be included in rates in subsequent periods.) Transition costs that are disallowed by the CPUC for collection from Utility customers will be written off. Each of the types of eligible transition costs are discussed below.

  Sunk costs associated with Utility-owned generation facilities are currently included in our Utility customers' rates. Above-market sunk costs are those whose values recorded on our balance sheet (book value) are expected to be in excess of their market values. Conversely, below-market sunk costs are those whose market values are expected to be in excess of their book values. In general, the total amount of sunk costs to be included as transition costs will be based on the aggregate of above-market and below-market values. The above-market portion of sunk costs is eligible for recovery as a transition cost. The below-market portion of sunk costs will reduce other unrecovered transition costs. A valuation of Utility-owned generation facilities where the market value exceeds the book value could result in a material charge if the Utility retains the facility. This is because any excess of market value over book value would be used to reduce other transition costs without being collected in rates.

  We will not be able to determine the exact amount of sunk costs that will be recoverable as transition costs until a market valuation process (appraisal, spin, or sale) is completed for each of our Utility's generation facilities. The first of these valuations occurred in 1997 when we agreed to sell three Utility-owned electric plants for $501 million. The sale is expected to close during 1998. (See Generation Divestiture below.) The rest of the valuation process will be completed by December 31, 2001. At December 31, 1997, our Utility's net investment in Diablo Canyon and Utility-owned non-nuclear generation facilities was $3.7 billion and $2.7 billion, respectively, including the plants to be sold in 1998.

                    Management's Discussion and Analysis of
          Consolidated Results of Operations and Financial Condition

  Our Utility has agreed to purchase electric power from QFs and other power suppliers under long-term contracts expiring on various dates through 2028. Over the life of these contracts, the Utility estimates that it will purchase approximately 360 million megawatt-hours (MWh) at an aggregate average price of
6.3 cents per kilowatt-hour (kWh). To the extent that this price is above the market price, our Utility will be able to collect the difference between the contract price and the market price from customers, as a transition cost, over the term of the contract.

  In addition, as of December 31, 1997, we have accumulated approximately $1.5 billion of generation-related net regulatory assets. The net regulatory assets are eligible for recovery as transition costs.

  The CPUC has the ultimate authority to determine which costs are eligible to be recovered as transition costs. Reviews by the CPUC to determine the reasonableness of transition costs are being conducted and will continue to be conducted throughout the transition period.

  The second part of transition cost recovery is determining when eligible transition costs can be recovered. Under the transition plan, most transition costs must be recovered by March 31, 2002. This recovery period is significantly shorter than the recovery period of the related assets prior to restructuring. Recovery of transition costs during this shorter period is referred to as accelerated recovery. The CPUC believes that acceleration reduces risks associated with recovery of all our Utility's generation assets, including Diablo Canyon and hydroelectric facilities. As a result, in accordance with the transition plan, we are receiving a reduced return for all of our Utility-owned generation facilities. In 1997, the reduced return was 7.13 percent as compared to an authorized return of 9.45 percent. The reduced return on non-nuclear generation assets, effective July 28, 1997, resulted in a $24 million decrease in earnings ($0.06 per share) in 1997 and will have a continued impact throughout the transition period.

  Although most transition costs must be recovered by March 31, 2002, certain transition costs can be included in customers' electric rates after the transition period. These costs include: (1) certain employee-related transition costs, (2) above-market payments under existing QF and power-purchase contracts discussed above, and (3) unrecovered electric industry restructuring implementation costs. In addition, transition costs financed by the issuance of rate reduction bonds are expected to be recovered over the term of the bonds. Further, the Utility's nuclear decommissioning costs are being recovered through a CPUC-authorized charge, which will extend until sufficient funds exist to decommission the facility. During the rate freeze, this charge will not increase our Utility customers' electric rates. Excluding these exceptions, we will write-off any transition costs not recovered during the transition period.

  The third part in transition cost recovery is determining the amount of electric utility revenues under frozen rates that are available to recover eligible transition costs. As directed by the CPUC, we have separated, or unbundled, the Utility's previously authorized cost-of-service electric revenues into separate categories. Unbundling enables us to allocate revenue provided by frozen electric rates into transmission, distribution, public purpose programs, and generation based upon their respective cost of service. Revenues provided by frozen rates will also be used to recover other authorized Utility costs, including nuclear decommissioning, rate reduction bond debt service, and transition cost recovery.

  The portion of the unbundled revenue to be provided for transition cost recovery is based upon mechanisms approved by the CPUC. Revenue provided for recovery of most non-nuclear transition costs is based upon their acceleration within the transition period. For nuclear transition costs, revenues provided for transition cost recovery are based on: (1) an established Incremental Cost Incentive Price per kWh generated by Diablo Canyon to recover certain ongoing costs and capital additions, and (2) the acceleration of our investment in Diablo Canyon from a period ending in 2016 to a five-year period ending December 31, 2001.

  The fourth part of transition cost recovery addresses the depreciation and amortization of transition costs. Based on our Utility's evaluation of the transition plan and state legislation and CPUC decisions related to the transition plan, our Utility is depreciating Diablo Canyon over a five-year period ending December 31, 2001. The change in depreciable life increased Diablo Canyon's depreciation expense for 1997, as compared to 1996, by $583 million. In addition, most generation-related regulatory assets are being amortized on a straight-line basis, in accordance with their recovery under the transition plan, beginning January 1, 1998. Further, upon valuation of generation facilities, any losses will be amortized over the remaining transition period as a transition cost. Any gains will be recognized and used to reduce other transition costs at the time of valuation.

  In the fifth part of transition cost recovery we compare (1) revenues provided for transition cost recovery with (2) the costs associated with accelerated recovery including the depreciation of Diablo Canyon and the amortization of regulatory assets. If the revenues exceed the accelerated costs, certain transition costs may be further accelerated until all transition costs are recovered or March 31, 2002, whichever is earlier. If the accelerated costs exceed the revenues, the costs will be deferred. At the end of the transition period, any over collection of these amounts will be returned to customers.

  Our Utility's ability to recover its transition costs during the transition period will be dependent on several factors. These factors include: (1) the continued application of the regulatory framework established by the CPUC and state legislation, (2) the amount of transition costs approved by the CPUC, (3) the market value of our Utility-owned generation facilities, (4) future Utility sales levels, (5) future Utility fuel and operating costs, (6) the extent to which our Utility's authorized revenues to recover distribution costs are increased or decreased, and (7) the market price of electricity. Given our current evaluation of these factors, we believe that we will recover our transition costs. Also, we believe that our regulatory assets and Utility-owned generation plants are not impaired. However, a change in one or more of these factors could affect the probability of recovery of transition costs and result in a material charge.

  During 1997, the difference between billed revenues and authorized revenues was used to recover transition costs, including most of the accelerated Diablo Canyon sunk costs.

 .  Generation Divestiture
The third element of the transition plan is the economic divestiture of Utility-owned generation facilities. In 1997, California utilities produced a significant portion of the state's electric generation needs. In a competitive market, the CPUC is concerned that this level of generation may give existing utilities undue influence on the PX price. As part of the transition plan, we have agreed to sell a significant portion of our generation facilities to alleviate this concern.

  In 1997, we agreed to sell three electric Utility-owned fossil-fueled generating plants to Duke Energy through an auction process. The aggregate bid accepted for these plants was $501 million. These three fossil-fueled plants have a combined book value at December 31, 1997, of approximately $370 million and a combined capacity of 2,645 megawatts (MW). The three power plants were Morro Bay, Moss Landing, and Oakland.

  The sales have been approved by the CPUC. However, they are still subject to approval of the transfer of various permits and licenses. Additionally, the Utility will retain liability for required environmental remediation of any pre-closing soil or groundwater contamination at these plants. As a result of retaining such environmental remediation liability, we do not expect any material adverse impact on the Utility's or our financial position or results of operations. We expect the sale of these three plants to close in 1998.

  We plan to conduct another auction of our four remaining Utility-owned fossil-fueled plants and our Utility-owned geothermal facilities in the first half of 1998. These additional plants have a combined generating capacity of 4,718 MW and a combined book value at December 31, 1997, of approximately $790 million.

  Together the eight power plants represent 98 percent of the Utility's fossil-fueled generating capacity and all of the Utility's geothermal generating capacity. The eight plants currently generate approximately 22 percent of the Utility's total electric sales. The Utility is currently evaluating its options related to its remaining generation facilities and may decide not to retain its economic investment in those facilities. During the transition period, the proceeds from the sale of our plants will be used to offset transition costs associated with other Utility electric generation facilities. Therefore, we do not expect any material adverse impact on the Utility's or our financial position or results of operations

                    Management's Discussion and Analysis of
          Consolidated Results of Operations and Financial Condition

from any of these divestitures.

 .  Customer Impacts of Transition Plan
Under the transition plan, once the PX and ISO are operational, all electric customers may choose their electric commodity provider. During the transition period, all customers will be billed for electricity used, for transmission and distribution services, for public purpose programs, and for recovery of transition costs. Customers who choose to purchase their electricity from non-Utility energy providers will see a change in their total bill only to the extent that their contracted electric commodity price differs from the PX price. Transition costs are being recovered from all Utility distribution customers through a nonbypassable charge regardless of their choice in commodity provider. As transition costs are nonbypassable, we do not believe that the availability of choice to our customers will have a material impact on our ability to recover transition costs.

  In addition to supplying commodity electric power, once the ISO and PX are operational, commodity electric providers will be able to choose the method of billing their customers and whether to provide their customers with metering services. We will track cost savings that result when billing, metering, and related services within our Utility's service territory are provided by another entity. Once these cost savings, or credits, are approved by the CPUC and the customer's energy provider is performing billing and metering services, we will reduce the customer's bill by the savings. The electric provider will then charge their customers for these services. To the extent that these credits equate to our actual cost savings from reduced billing, metering, and related services, we do not expect a material adverse impact on the Utility's or our financial condition or results of operations.

 .  The Transition Plan and SFAS No. 71
In 1997, to comply with new accounting guidance, we discontinued the application of SFAS No. 71 for the generation portion of our Utility business. The new accounting guidance requires that regulatory assets and liabilities (both those in existence today and those created under the terms of the transition plan) be allocated to the portion of the business from which the source of the regulated cash flows is derived. Under the transition plan, generation-related regulatory assets are eligible for recovery as transition costs from customers of our Utility's electric distribution business. Accordingly, they have been allocated to that business. As we believe the recovery of our transition costs from these customers is probable, the discontinuation of application of SFAS No. 71 to our Utility's generation business did not have a material effect on our financial statements. As of December 31, 1997, we have recorded approximately $1.5 billion of generation-related regulatory assets.

  Given the current regulatory environment, our Utility's electric transmission business and most areas of the Utility's electric distribution business are expected to remain rate regulated and, as a result, we will continue to apply the provisions of SFAS No. 71. However, as discussed above, once the ISO and PX are operational, unregulated electric providers may provide their customers with billing and metering services. In the future, electric providers may be allowed to provide other distribution services (such as customer inquiries and uncollectibles). Any discontinuance of SFAS No. 71 for these portions of our Utility electric distribution business is not expected to have a material adverse impact on the Utility's or our financial position or results of operations.

The Gas Business:
Through our Utility, we sell natural gas and provide natural gas transportation services to our customers. Currently, our customers may buy gas directly from competing suppliers and purchase gas transmission- and distribution-only services from us. Our Utility transmission system transports gas throughout California to our distribution system which, in turn, delivers gas to end-use customers. Utility transmission and distribution services for all customers have historically been "bundled" or sold together at a combined rate. Most of our industrial and larger commercial (noncore) customers purchase their commodity gas from marketers and brokers. Substantially all residential and smaller commercial (core) customers buy their commodity gas as well as transmission and distribution services from us. In order to ensure competitive prices for our customers, we negotiate short-term supply arrangements with numerous providers.

  Restructuring of the natural gas industry on both the national and the state level has given choices to California utility customers to meet their gas supply needs. The Gas Accord Settlement (Accord), a multi-party settlement approved by the CPUC in 1997, continues the process of restructuring the gas industry in California. The Accord is expected to be implemented in March 1998. More specifically, the Accord has four principal elements:

1. The Accord separates or "unbundles" the rates for our Utility's gas transportation system. Once the Accord is implemented, we will offer transmission and distribution services as separate and distinct services to our noncore customers. Unbundling will give these customers the opportunity to select from a menu of services offered by the Utility and will enable them to pay only for the services that they use. Unbundling will also make access to the transmission system possible for all gas marketers and shippers, as well as noncore end-users. As a result, the Accord will make our Utility's transmission system more accessible to a greater number of customers.

2. The Accord increases the opportunity for our Utility's core customers to select the commodity gas supplier of their choice. Greater customer choice will increase competition among suppliers providing gas to core customers and will reduce our role in purchasing gas for such customers. Despite these changes, we will continue to purchase gas as a regulated supplier for those who request it.

3. The Accord changes the way in which our Utility's costs of purchasing gas for core customers through 2002 are regulated. Prior to 1994, we were authorized to collect all costs of purchased gas through rates as long as the CPUC deemed the costs to be reasonable. The Accord replaces the CPUC reasonableness reviews with the core procurement incentive mechanism (CPIM), a form of incentive ratemaking. Apart from a "tolerance band" constructed around market benchmarks, the CPIM will reward us if we are able to buy gas for our core customers at a price below a specified market index price and penalize us if we buy gas at a price above the market index price. Actual core procurement costs measured from 1994 through 1997 have generally been within the CPIM tolerance band.

4. The Accord settled various regulatory issues involving our Utility and various other parties. Resolution of these issues did not have a material adverse impact on the Utility's or our financial position or results of operations.

  The Accord also establishes gas transmission rates for the period from March 1998 through December 2002 for our Utility's core and noncore customers and eliminates regulatory protection for variations in sales volumes for noncore transmission revenues. As a result, we will be at risk for variations between actual and forecasted noncore transmission throughput volumes. However, we do not expect these variations to have a material adverse impact on the Utility's or our financial position or results of operations. Rates for distribution services will continue to be set by the CPUC and designed to provide us an opportunity to recover our costs of service and include a return on our investment.

Our Response to Changes in Our Industry:
ACQUISITIONS AND SALES
Over the past several years, we have taken steps to take advantage of the changing electric and gas markets and to become a national energy company. In order to accomplish this, we have made several investments to position ourselves to expand and to integrate in the gas transmission market, the energy trading market, the retail energy services market, and the unregulated electric generation market. These investments are highlighted below.

  In 1997, we created a gas transmission business in Texas, through the acquisitions of Teco Pipeline Company (Teco) and Valero Energy Corporation's (Valero) natural gas and natural gas liquids business. Teco was acquired for approximately $378 million, consisting of $317 million of PG&E Corporation common stock and the purchase of a $61 million note. Valero was acquired for approximately $1.5 billion, consisting of 31 million shares of PG&E Corporation common stock along with the assumption of approximately $780 million in long-term debt. Valero pipeline operations have averaged approximately $147 million in revenues and expenses each month since August 1997. Teco pipeline operations have averaged approximately $6 million in revenues and expenses each month since January 1997.

  Further, in 1997, we strengthened our presence in the

                   Management's Discussion and Analysis of
          Consolidated Results of Operations and Financial Condition

unregulated electric generation market. We completed our acquisition of our partner's interests in three U.S. Generating Company (USGen) partnerships we previously jointly owned with Bechtel Enterprises, Inc. (Bechtel). We are now the sole owner of USGen, the largest independent power developer and manager operating in the United States, U.S. Operating Services Company, USGen's operations and maintenance affiliate, and its power marketing affiliate USGen Power Services, L.P. Additionally, we have acquired all or part of Bechtel's interest in several power projects that are affiliated with USGen. Through its affiliates, USGen has ownership or management interests in 15 electric generating facilities operating in eight states.

  Additionally, in 1997, USGen was selected to buy a portfolio of electric generating assets and power supply contracts from the New England Electric System (NEES) for $1.59 billion, plus $85 million for early retirement and severance costs previously committed to by NEES. Including fuel and other inventories and transaction costs, financing requirements are expected to total approximately $1.75 billion, of which approximately $1 billion will be funded through a combination of project level debt as well as debt of USGen. In addition, $750 million of equity will be contributed over two years and will be financed initially using short-term debt of PG&E Corporation. The assets contain a balance of hydro, coal, oil, and natural gas generation facilities. The acquisition is subject to regulatory approval, among other conditions. We expect the acquisition to be completed in the second half of 1998.

  Maximizing the benefits of the gas transmission, electric generation, and energy service supply businesses on a national level requires procurement, scheduling, and risk management capabilities. In order to assure the efficient management of the risks and rewards of supplying our customers' energy needs and to optimize our corporate assets, we have combined the trading and risk management businesses of Energy Source (acquired in 1996), Teco, and Valero to form PG&E Energy Trading (PG&E ET). PG&E ET purchases and resells energy commodities and related financial instruments in major domestic markets, serving PG&E Corporation's other unregulated businesses, unaffiliated utilities, and large end-use customers.

  Our national energy strategy does not currently contemplate continued investment in international generation projects. Therefore, in 1997, we sold to Bechtel our interest in International Generating Company, Ltd., a joint venture between PG&E Corporation and Bechtel, together with all of our related project interests. The sale has resulted in an after-tax gain of approximately $120 million, which was recorded in 1997.

REGULATORY ACTIVITY
This section discusses items affecting future Utility authorized revenues: the 1999 General Rate Case; a 1998 Revenue Adjustment associated with the electric transition plan, discussed above; and the 1998 Cost of Capital Proceeding. Any requested change in authorized electric revenues resulting from any of these proceedings would not impact our Utility's customer electric rates because these rates are frozen in accordance with the electric transition plan. However, increases in authorized electric revenues would reduce the amount of revenue available to recover transition costs.

 .  The Utility's 1999 General Rate Case (GRC)
In December 1997, we filed our 1999 GRC application with the CPUC. During the GRC process, the CPUC examines our Utility's non-fuel related costs to determine the amount we can charge customers. In our application, we requested an increase in our Utility's authorized revenues, effective January 1, 1999. The requested increase consists of an increase of $693 million in electric utility revenues and an increase of $501 million in gas utility revenues over authorized 1997 revenues.

  The 1999 GRC will not affect the authorized revenues of electric and gas transmission services or of gas storage services. The authorized revenues for each of these services are determined in other proceedings.

  Electric transmission revenues for 1998 are expected to be authorized by the FERC. In 1997, we filed an application with the FERC requesting electric transmission revenues of $305 million. The requested revenue is consistent with electric transmission revenues in CPUC-authorized 1997 electric rates. The FERC-authorized rates will be effective once the ISO and PX are operational.

  Also, revenues associated with gas transmission and storage services were authorized as part of the Gas Accord. See Gas Business, above, for a discussion of the Gas Accord.

 .  The Utility's 1998 Electric Revenue Adjustment
The electric transition plan (see Electric Business above) allows for increases in revenues previously authorized in the 1996 GRC for system safety and reliability. The CPUC increased 1997 authorized revenues for these services by $160 million. The CPUC also authorized an additional $86 million in 1998 for system safety and reliability.

 .  The Utility's 1998 Cost of Capital Proceeding
The CPUC authorized a cost of capital for the Utility's gas and electric distribution assets in 1998 of 9.17 percent. The authorized 1998 cost of common equity is 11.20 percent which is lower than the 11.60 percent authorized for 1997. The CPUC contends that this decrease reflects the level of business and regulatory risks the Utility now faces. The authorized cost of capital will decrease 1998 authorized electric and gas revenue by approximately $25 million and $9 million, respectively. The Utility has requested a rehearing of the Cost of Capital decision. We believe that business and regulatory risks have not been reduced and that our requested cost of common equity of 12.25 percent is more appropriate. The rehearing is expected to occur in 1998.

  Consistent with the rate freeze, there will be no change in electric rates in 1998 and the lower authorized revenues will be offset by additional transition cost recovery. As discussed above, the CPUC separately reduced the authorized return on our Utility's electric generation-related assets to 7.13 percent. Also, the return on our Utility's electric transmission-related assets will be determined by the FERC in 1998. Finally, the return on our Utility's gas transmission and storage businesses was incorporated in rates established in the Gas Accord.

Liquidity and Capital Resources:
Cash Flows from Operating Activities:
Net cash provided by operating activities totaled $2.6, $2.6, and $3.3 billion in 1997, 1996, and 1995, respectively. Cash from operations exceeded capital requirements for all years presented.

Cash Flows from Financing Activities:
PG&E CORPORATION
During 1997, we issued $752 and $317 million of common stock to acquire Valero and Teco, respectively. These acquisitions did not require the use of cash. We also issued $54 million of common stock through the Dividend Reinvestment Plan and the employee Long-Term Incentive Plan. Also in 1997, we repurchased $804 million of our common stock on the open market and paid dividends of $524 million.

  During 1996 and 1995, we issued $220 and $140 million shares of common stock, respectively, through the employee Savings Fund Plan, the Dividend Reinvestment Plan, and the employee Long-Term Incentive Plan. In 1996, we repurchased $455 million shares of our common stock and paid dividends of $844 million. In 1995, we repurchased $601 million shares of our common stock and paid dividends of $891 million.

  In previous years, the Board of Directors (Board) authorized us to repurchase up to $2 billion of our common stock on the open market or in negotiated transactions. In 1997, the Board increased this authorization to a total of $4 billion. Through December 31, 1997, the Corporation had repurchased approximately $2.3 billion of its common stock under this program. As part of this Board authorization, in January 1998, the Corporation entered into a specific transaction to repurchase 37 million shares of common stock at $30.3125 per share. In connection with this transaction, the Corporation has entered into a forward contract with an investment institution. The Corporation will retain the risk of increases and the benefit of decreases in the price of the common shares purchased through the forward contract. This obligation will not be terminated until the investment institution has replaced the shares sold to the Corporation through purchases on the open market or through privately negotiated transactions. The contract is anticipated to expire by December 31, 1998.

  In January 1997, we established a $500 million revolving credit facility, and in August 1997, we entered into an

                   Management's Discussion and Analysis of
          Consolidated Results of Operations and Financial Condition

additional $500 million temporary credit facility. Both of these credit facilities are to be used for general corporate purposes. There were no borrowings under these facilities at December 31, 1997.

  During 1997, our unregulated business operations issued $30 million and retired $109 million of long-term debt. Also in 1997, we assumed approximately $780 million of long-term debt in connection with the acquisition of Valero.

  In 1996, we entered into additional loan agreements of $92 million to finance the PG&E Gas Transmission acquisition of assets in Queensland, Australia.

  During 1995, our unregulated business operations issued $400 million of bonds, $70 million of medium-term notes, and $109 million of commercial paper which is classified as long-term debt. Substantially all of the proceeds from the debt issued in 1995 were used to refinance outstanding debt. The classification of commercial paper as long-term debt is based on the availability of committed credit facilities expiring in 2000 and management's intent to maintain such amounts in excess of one year.

UTILITY
In 1997, 1996, and 1995, our Utility redeemed or repurchased $225, $1,113, and $758 million, respectively, of long-term debt to manage the overall balance of our Utility's capital structure. Long-term debt maturing during 1997, 1996, and 1995 was not refinanced.

  In 1997, our Utility issued $360 million of variable rate pollution control bonds and repurchased the same amount of fixed-rate pollution control bonds.

  In 1996, our Utility repurchased $988 million of variable and fixed interest rate pollution control mortgage bonds and loan agreements which were replaced with variable interest rate pollution control loan agreements.

  In December 1997, a subsidiary of the Utility issued $2.9 billion of rate reduction bonds through a special purpose entity established by the California Infrastructure and Economic Development Bank. The proceeds will be used by the Utility to retire debt and reduce equity. The bonds will facilitate a 10 percent rate reduction for residential and eligible small commercial customers, effective January 1, 1998. During the term of the bonds, the Utility will collect from its residential and small commercial customers a separate nonbypassable charge on behalf of the special purpose entity to recover principal, interest, and related costs of the bonds. The bonds are secured by the separate charge, which does not belong to the Utility. The bonds are not secured by the Utility's assets. While the bonds are reflected as a long-term liability on our balance sheet, creditors of the Utility do not have any recourse to revenues from the separate charge.

  The Utility maintains a $1 billion revolving credit facility which expires in 2002. The facility may be extended annually for additional one-year periods upon mutual agreement between the Utility and the banks. There were no borrowings under this credit facility in 1997 or 1996.

  The table below provides information about our debt obligations and the rate reduction bonds at December 31, 1997:

Expected maturity date                1998    1999    2000    2001    2002    Thereafter    Total(1)
----------------------------------------------------------------------------------------------------
(in millions)
Long-term debt
  Fixed rate                         $659    $294    $460    $330    $515        $4,712      $6,970
  Average interest rate               5.8%    6.3%    6.0%    7.8%    7.7%          7.2%        6.9%
  Variable rate                         -       -       -       -       -        $1,348      $1,348
Rate reduction bonds                 $125    $265    $280    $300    $290        $1,641      $2,901
  Average interest rate               5.9%    6.0%    6.2%    6.2%    6.3%          6.4%        6.3%

(1) The fair value of long-term debt and rate reduction bonds is essentially the same as the book value.

Cash Flows from Investing Activities:
The primary uses of cash for investing activities are additions to property, plant, and equipment; unregulated investments in partnerships; and acquisitions.

Capital Spending:
Our estimated capital spending for the next three years is shown below:

Year ended December 31,               1998      1999      2000
--------------------------------------------------------------
(in millions)
Utility capital requirements        $1,835    $1,739    $1,617
Other capital requirements           2,091       246       192
Maturing debt obligations and
  sinking funds                        784       559       740
                                    --------------------------
Total                               $4,710    $2,544    $2,549
                                    ==========================

  Utility expenditures will be primarily for improvements to facilities to enhance their efficiency and reliability, to extend their useful lives, and to comply with environmental laws and regulations.

  Other capital expenditures will be primarily for the purchase of electric generating assets and power supply contracts for NEES, discussed above in Acquisitions and Sales.

Environmental Matters:
We are subject to laws and regulations established to both improve and maintain the quality of the environment. Where our properties contain hazardous substances, these laws and regulations require us to remove or remedy the effect on the environment.

  At December 31, 1997, the Utility expects to spend $232 million for clean-up costs at identified sites over the next 30 years. If other responsible parties fail to pay or identified outcomes change, then these costs may be as much as $442 million. Of the $232 million, the Utility expects to recover $157 million in future rates. The liability also includes $58 million related to power plant decommissioning for environmental clean-up, which the Utility recovered through depreciation. Additionally, the Utility is seeking recovery of costs from insurance carriers and from other third parties. (See Note 13 of Notes to Consolidated Financial Statements.)

Year 2000:
In 1995, we began and presently continue to review and assess our computer and information systems in anticipation of the year 2000. At that time, our software programs and systems for critical financial and operational information will be required to recognize this date in the next millennium. The Year 2000 issue exists because many computer programs use only two digits to identify a year in the date field and were developed without considering the impact of the upcoming change in the century. We currently expect to complete critical software conversion modifications by the end of 1998. We do not currently anticipate any material adverse impact on the Utility's or our financial position or results of operations as a result of the Year 2000 issue.

Accounting for Decommissioning Expense:
In 1996, the Financial Accounting Standards Board issued an Exposure Draft (ED) entitled "Accounting for Certain Liabilities Related to Closure and Removal of Long-Lived Assets." A revised ED is expected in 1998. If the ED is adopted as currently proposed: (1) annual expense for power plant decommissioning could increase, and (2) the estimated total cost for power plant decommissioning could be recorded as a liability, with recognition of an increase in the cost of the related power plant, rather than accrued over time as accumulated depreciation. We do not believe that this change, if implemented as proposed, would have a material adverse impact on the Utility's or our financial position or results of operations. (See Note 2 of Notes to Consolidated Financial Statements for discussion of electric industry restructuring.)

Legal Matters:
In the normal course of business, the Corporation and the Utility are named as a party in a number of claims and lawsuits. Substantially all of these have been litigated or settled with no material adverse impact on either the Utility's or our financial position or results of operations. See Note 13 of Notes to Consolidated Financial Statements for further discussion of significant pending legal matters.

Inflation:
Financial statements, which are prepared in accordance with generally accepted accounting principles, report operating results in terms of historic costs and do not evaluate the impact of inflation.

  Inflation affects our construction costs, operating expenses, and interest charges. In addition, the Utility's electric revenues will not reflect the impact of inflation due to the current electric rate freeze. However, inflation at the levels currently being experienced is not expected to have a material adverse impact on the Utility's or our financial position or future results of operations.

Price Risk Management: We have established an officer-level price risk management committee and adopted a price risk management policy approved by the Board for our trading and risk management activities. The price risk management committee oversees implementation of our policy, approves the trading and price risk management policies of our subsidiaries, and monitors compliance with the policy.

  Our price risk management policy allows derivatives to be used for both hedging and non-hedging purposes (a derivative is a contract whose value is dependent on or derived from the value of some underlying asset). We use derivatives for hedging purposes primarily to offset underlying commodity price risks. We also participate in markets using derivatives to create liquidity and maintain a market presence. Such derivatives include forward contracts, futures, swaps, and options. Our price risk management policy and the trading and risk management policies of our subsidiaries prohibit the use of derivatives whose payment formula includes a multiple of some underlying asset.

  In 1997, we approved and implemented trading and risk management policies for PG&E ET and continued to seek regulatory approval to manage commodity price risks in our Utility business.

  The fair value of market risk sensitive instruments (which includes our hedging and non-hedging instruments described above) as of December 31, 1997, is immaterial for financial instruments subject to commodity price risk. Additionally, as of December 31, 1997, the Corporation calculated value-at-risk based on a 95 percent confidence level using five-day holding periods. Using this methodology, the potential for near-term losses in future earnings, fair values, and cash flows from reasonably possible near-term changes in market prices for financial instruments subject to commodity price risk is immaterial.

  We anticipate an increase in the level of trading and risk management activity in 1998 due to expected growth in our unregulated national energy businesses and a continuing effort to manage anticipated price risks in our Utility business. Our Utility manages price risk independently from the activities in our unregulated businesses.

                               PG&E Corporation
                      Statement of Consolidated Income

(in millions, except per share amounts) Year ended December 31,                  1997          1996           1995
------------------------------------------------------------------------------------------------------------------
Operating Revenues
Utility                                                                       $ 9,495        $8,989         $9,243
Energy commodities and services                                                 5,905           621            379
                                                                              ------------------------------------
  Total operating revenues                                                     15,400         9,610          9,622
                                                                              ------------------------------------
Operating Expenses
Cost of energy for utility                                                      2,974         2,709          2,403
Cost of energy commodities and services                                         5,511           356             47
Operating and maintenance                                                       3,298         3,427          3,049
Depreciation and decommissioning                                                1,889         1,222          1,360
                                                                              ------------------------------------
  Total operating expenses                                                     13,672         7,714          6,859
                                                                              ------------------------------------
Operating Income                                                                1,728         1,896          2,763
Interest expense, net                                                            (665)         (632)          (678)
Other income and expense                                                          201            13             79
                                                                              ------------------------------------
Income Before Income Taxes                                                      1,264         1,277          2,164
Income taxes                                                                      548           555            895
                                                                              ------------------------------------
Net Income                                                                    $   716        $  722         $1,269
                                                                              ====================================
Weighted Average Common Shares Outstanding                                        410           413            424
Earnings Per Common Share, Basic and Diluted                                  $  1.75        $ 1.75         $ 2.99
Dividends Declared Per Common Share                                           $  1.20        $ 1.77         $ 1.96

              The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

                               PG&E Corporation
                          Consolidated Balance Sheet

(in millions) At December 31,                                 1997        1996
------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents                               $    237    $    131
  Short-term investments                                     1,160          13
  Accounts receivable
    Customers, net                                           1,514       1,152
    Regulatory balancing accounts                              658         444
    Energy marketing                                           830         387
  Inventories and prepayments                                  626         584
                                                          --------    --------
  Total current assets                                       5,025       2,711
Property, Plant, and Equipment
  Utility                                                   32,972      31,716
  Gas transmission                                           3,484       1,594
  Other                                                         57           -
                                                          --------    --------
  Total property, plant, and equipment (at original cost)   36,513      33,310
    Accumulated depreciation and decommissioning           (16,041)    (14,302)
                                                          --------    --------
  Net property, plant, and equipment                        20,472      19,008
Other Noncurrent Assets
  Regulatory assets                                          2,337       2,518
  Nuclear decommissioning funds                              1,024         883
  Other                                                      1,699       1,117
                                                          --------    --------
  Total noncurrent assets                                    5,060       4,518
                                                          --------    --------
Total Assets                                              $ 30,557    $ 26,237
                                                          ========    ========

                               PG&E Corporation
                          Consolidated Balance Sheet

(in millions) At December 31,                                                                  1997          1996
------------------------------------------------------------------------------------------------------------------
Liabilities and Equity
Current Liabilities
  Short-term borrowings                                                                     $   103       $    681
  Current portion of long-term debt                                                             659            210
  Current portion of rate reduction bonds                                                       125              -
  Accounts payable
    Trade creditors                                                                             754            490
    Other                                                                                       620            548
    Energy marketing                                                                            758            388
  Accrued taxes                                                                                 226            310
  Other                                                                                         739            653
                                                                                            ----------------------
  Total current liabilities                                                                   3,984          3,280

Noncurrent Liabilities
  Long-term debt                                                                              7,659          7,770
  Rate reduction bonds                                                                        2,776              -
  Deferred income taxes                                                                       4,029          3,941
  Deferred tax credits                                                                          339            380
  Other                                                                                       2,034          1,663
                                                                                            ----------------------
  Total noncurrent liabilities                                                               16,837         13,754

Preferred Stock of Subsidiary With Mandatory Redemption Provisions
  6.30% and 6.57%, outstanding 5,500,000 shares, due 2002-2009                                  137            137
Utility Obligated Mandatorily Redeemable Preferred Securities of
  Trust Holding Solely Utility Subordinated Debentures,
  7.90%, 12,000,000 shares, due 2025                                                            300            300
Stockholders' Equity
  Preferred stock of subsidiary, par value $25, authorized 75,000,000 shares
    Without mandatory redemption provisions
      Nonredeemable-5% to 6%, outstanding 5,784,825 shares                                      145            145
      Redeemable-4.36% to 7.44%, outstanding 10,297,404 shares                                  257            257
  Common stock, no par value, authorized 800,000,000 shares; issued and outstanding,
    417,665,891 and 403,504,292 shares                                                        6,366          5,728
  Reinvested earnings                                                                         2,531          2,636
                                                                                            ----------------------
  Total stockholders' equity                                                                  9,299          8,766

Commitments and Contingencies (Notes 1, 2, 3, 4, 12, and 13)                                      -              -
                                                                                            ----------------------
Total Liabilities and Stockholders' Equity                                                  $30,557       $ 26,237
                                                                                            ======================

     The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

                               PG&E Corporation
                     Statement of Consolidated Cash Flows

(in millions) Year ended December 31,                                                      1997        1996        1995
-------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net income                                                                                  $    716   $   722    $ 1,269
Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation, decommissioning, and amortization                                        2,014     1,316      1,449
        Deferred income taxes and tax credits-net                                               (159)     (150)      (116)
        Other deferred charges and noncurrent liabilities                                        159        22        (25)
        Gain on sale of assets                                                                  (120)        -          -
        Net effect of changes in operating assets and liabilities:
                Accounts receivable                                                             (242)      (70)       200
                Regulatory balancing accounts receivable                                         (74)      302        499
                Inventories                                                                       (4)       32         32
                Accounts payable                                                                 210       217         62
                Accrued taxes                                                                   (54)        36       (162)
                Other working capital                                                           (85)        (6)         8
        Other-net                                                                               257        160         99
                                                                                            -----------------------------
Net cash provided by operating activities                                                     2,618      2,581      3,315
                                                                                            -----------------------------
Cash Flows From Investing Activities
Capital expenditures                                                                         (1,822)    (1,230)      (945)
Investments in unregulated projects                                                             (75)       (70)      (157)
Acquisitions                                                                                    (41)      (159)         -
Proceeds from sale of assets                                                                    146          -        340
Other-net                                                                                        21       (120)      (123)
                                                                                            -----------------------------
Net cash used by investing activities                                                        (1,771)    (1,579)      (885)
                                                                                            -----------------------------
Cash Flows From Financing Activities
Net increase (decrease) in short-term borrowings                                               (587)      (115)       305
Long-term debt issued                                                                           386      1,088        591
Long-term debt matured, redeemed, or repurchased-net                                           (961)    (1,472)    (1,297)
Proceeds from issuance of rate reduction bonds                                                2,881          -          -
Preferred stock redeemed or repurchased                                                           -          -       (358)
Utility obligated mandatorily redeemable preferred securities issued                              -          -        300
Common stock issued                                                                              54        220        140
Common stock repurchased                                                                       (804)      (455)      (601)
Dividends paid                                                                                 (524)      (844)      (891)
Other-net                                                                                       (39)       (14)       (22)
                                                                                            -----------------------------
Net cash used by financing activities                                                           406     (1,592)    (1,833)
                                                                                            -----------------------------
Net Change in Cash and Cash Equivalents                                                       1,253       (590)       597
Cash and Cash Equivalents at January 1                                                          144        734        137
                                                                                            -----------------------------
Cash and Cash Equivalents at December 31                                                    $ 1,397    $   144    $   734
                                                                                            =============================
Supplemental disclosures of cash flow information
        Cash paid for:
                Interest (net of amounts capitalized)                                       $   624    $   598    $   645
                Income taxes                                                                    801        640      1,126


              The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

                               PG&E Corporation
                Statement of Consolidated Common Stock Equity,
                   Preferred Stock, and Preferred Securities

                                                                                         Preferred       Preferred
                                                                                          Stock of        Stock of
                                                                                        Subsidiary      Subsidiary
                                                                               Total       Without            With
                                                Additional                    Common     Mandatory       Mandatory
                                      Common       Paid-in    Reinvested       Stock    Redemption      Redemption
(dollars in millions)                  Stock       Capital      Earnings      Equity    Provisions      Provisions
------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994              $2,151       $3,806        $2,677      $8,634          $733            $137
                                       ---------------------------------------------------------------------------
Net income                                                         1,269       1,269
Common stock issued
        (5,316,876 shares)                 27          113                       140
Common stock repurchased
        (21,533,977 shares)              (108)        (195)         (298)       (601)
Preferred securities issued(1)
        (12,000,000 shares)                                                                                    300
Preferred stock redeemed
        (13,237,554 shares)                             (8)                       (8)         (331)
Cash dividends declared
        Common stock                                                (830)       (830)
Other                                                                 (5)         (5)
                                       ---------------------------------------------------------------------------
Balance December 31, 1995               2,070        3,716         2,813       8,599           402             437
                                       ---------------------------------------------------------------------------
Net income                                                           722         722
Common stock issued
        (9,290,102 shares)                 47          173                       220
Common stock repurchased
        (19,811,396 shares)               (99)        (182)         (174)       (455)
Cash dividends declared
        Common stock                                                (729)       (729)
Other                                                    3             4           7
                                       ---------------------------------------------------------------------------
Balance December 31, 1996               2,018        3,710         2,636       8,364           402             437
                                       ---------------------------------------------------------------------------
Net income                                                           716         716
Holding company formation               3,710       (3,710)                        -
Common stock issued
        (2,302,544 shares)                 54                                     54
Acquisitions (45,683,005 shares)        1,069                                  1,069
Common stock repurchased
        (33,823,950 shares)              (496)                      (308)       (804)
Cash dividends declared
        Common stock                                                (485)       (485)
Other                                      11                        (28)        (17)
                                       ---------------------------------------------------------------------------
Balance December 31, 1997              $6,366       $    -        $2,531      $8,897          $402           $437
                                       ===========================================================================
(1)Relates to utility obligated mandatorily redeemable preferred securities of trust holding solely Utility subordinated debentures.


             The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

                       Pacific Gas and Electric Company
                       Statement of Consolidated Income

(in millions) Year ended December 31,                    1997    1996    1995
-----------------------------------------------------------------------------
Operating Revenues
Electric utility                                       $7,691  $7,160  $7,387
Gas utility                                             1,804   1,829   1,856
Energy commodities and services                             -     621     379
                                                       ----------------------
        Total operating revenues                        9,495   9,610   9,622
Operating Expenses
Cost of electric energy                                 2,501   2,261   2,117
Cost of gas                                               473     448     286
Cost of energy commodities and services                     -     356      47
Operating and maintenance                               2,905   3,427   3,049
Depreciation and decommissioning                        1,785   1,222   1,360
                                                       ----------------------
        Total operating expenses                        7,664   7,714   6,859
Operating Income                                        1,831   1,896   2,763
Interest expense, net                                    (570)   (632)   (678)
Other income and expense                                  116      46     149
                                                       ----------------------
Income Before Income Taxes                              1,377   1,310   2,234
Income taxes                                              609     555     895
                                                       ----------------------
Net income                                                768     755   1,339
Preferred dividend requirement and redemption premium      33      33      70
                                                       ----------------------
Income Available for Common Stock                      $  735  $  722  $1,269
                                                       ======================

             The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

                       Pacific Gas and Electric Company
                     Statement of Consolidated Cash Flows

(in millions) Year ended December 31,                                                            1997      1996      1995
------------------------------------------------------------------------------------------------------------------------------------

Cash Flows From Operating Activities
Net income                                                                                     $   768   $   755   $ 1,339
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation, decommissioning, and amortization                                                1,914     1,316     1,449
  Deferred income taxes and tax credits-net                                                       (182)     (150)     (116)
  Other deferred charges and noncurrent liabilities                                                167        22       (25)
  Net effect of changes in operating assets and liabilities:
    Accounts receivable                                                                           (582)      (70)      200
    Regulatory balancing accounts receivable                                                       (74)      302       499
    Inventories                                                                                     12        32        32
    Accounts payable                                                                               (80)      217        62
    Accrued taxes                                                                                  (62)       36      (162)
    Other working capital                                                                         (128)       (6)        8
  Other-net                                                                                         15       127        29
                                                                                               ---------------------------
Net cash provided by operating activities                                                        1,768     2,581     3,315
                                                                                               ---------------------------
Cash Flows From Investing Activities

Capital expenditures                                                                            (1,522)   (1,230)     (945)
Investments in unregulated projects                                                                  -       (70)     (157)
Acquisitions                                                                                         -      (159)        -
Proceeds from sale of assets                                                                         -         -       340
Other-net                                                                                         (117)     (120)     (123)
                                                                                               ---------------------------
Net cash used by investing activities                                                           (1,639)   (1,579)     (885)
                                                                                               ---------------------------
Cash Flows From Financing Activities

Net increase (decrease) in short-term borrowings                                                  (681)     (115)      305
Long-term debt issued                                                                              355     1,088       591
Long-term debt matured, redeemed, or repurchased-net                                              (852)   (1,472)   (1,297)
Proceeds from issuance of rate reduction bonds                                                   2,881         -         -
Preferred stock redeemed or repurchased                                                              -         -      (353)
Company obligated mandatorily redeemable preferred securities issued                                 -         -       300
Dividends paid                                                                                    (739)     (844)     (891)
Other-net                                                                                          (14)     (249)     (488)
                                                                                               ---------------------------
Net cash used by financing activities                                                              950    (1,592)   (1,833)
                                                                                               ---------------------------
Net Change in Cash and Cash Equivalents                                                          1,079      (590)      597
Cash and Cash Equivalents at January 1                                                             144       734       137
                                                                                               ---------------------------
Cash and Cash Equivalents at December 31                                                       $ 1,223   $   144   $   734
                                                                                               ===========================
Supplemental disclosures of cash flow information
  Cash paid for:
    Interest (net of amounts capitalized)                                                      $   547   $   598   $   645
    Income taxes                                                                                   841       640     1,126

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

                       Pacific Gas and Electric Company
                          Consolidated Balance Sheet

(in millions) At December 31,                                     1997            1996
-------------------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents                                      $     80       $    131
  Short-term investments                                            1,143             13
  Accounts receivable
    Customers, net                                                  1,204          1,152
    Regulatory balancing accounts                                     658            444
    Related parties                                                   459              -
    Energy marketing                                                    -            387
  Inventories and prepayments                                         523            584
                                                                 -----------------------
  Total current assets                                              4,067          2,711

Property, Plant, and Equipment
  Electric                                                         26,033         25,052
  Gas                                                               6,939          8,258
                                                                 -----------------------
  Total property, plant, and equipment (at original cost)          32,972         33,310
    Accumulated depreciation and decommissioning                  (15,558)       (14,302)
                                                                 -----------------------
  Net property, plant, and equipment                               17,414         19,008

Other Noncurrent Assets
  Regulatory assets                                                 2,283          2,518
  Nuclear decommissioning funds                                     1,024            883
  Other                                                               359          1,117
                                                                 -----------------------
  Total noncurrent assets                                           3,666          4,518
                                                                 -----------------------
Total Assets                                                     $ 25,147       $ 26,237
                                                                 =======================

                       Pacific Gas and Electric Company
                          Consolidated Balance Sheet


(in millions) At December 31,                                                     1997           1996
--------------------------------------------------------------------------------------------------------
Liabilities and Equity
Current Liabilities
  Short-term borrowings                                                         $     -        $   681
  Current portion of long-term debt                                                 580            210
  Current portion of rate reduction bonds                                           125              -
  Accounts payable
    Trade creditors                                                                 441            490
    Related parties                                                                 134              -
    Other                                                                           578            548
    Energy marketing                                                                  -            388
  Accrued taxes                                                                     229            310
  Deferred income taxes                                                             149            157
  Other                                                                             373            496
                                                                                ----------------------
  Total current liabilities                                                       2,609          3,280

Noncurrent Liabilities
  Long-term debt                                                                  6,218          7,770
  Rate reduction bonds                                                            2,776              -
  Deferred income taxes                                                           3,304          3,941
  Deferred tax credits                                                              338            380
  Other                                                                           1,810          1,663
                                                                                ----------------------
  Total noncurrent liabilities                                                   14,446         13,754

Preferred Stock With Mandatory Redemption Provisions
  6.30% and 6.57%, outstanding 5,500,000 shares, due 2002-2009                      137            137
Company Obligated Mandatorily Redeemable Preferred Securities of
  Trust Holding Solely Utility Subordinated Debentures,
  7.90%, 12,000,000 shares, due 2025                                                300            300
Stockholders' Equity
  Preferred stock, par value $25, authorized 75,000,000 shares
    Without mandatory redemption provisions
      Nonredeemable-5% to 6%, outstanding 5,784,825 shares                          145            145
      Redeemable-4.36% to 7.44%, outstanding 10,297,404 shares                      257            257
  Common stock, no par value, authorized 800,000,000 shares,
   403,504,292 shares outstanding, each year                                      4,582          5,728
  Reinvested earnings                                                             2,671          2,636
                                                                                ----------------------
  Total stockholders' equity                                                      7,655          8,766

Commitments and Contingencies (Notes 1, 2, 3, 12, and 13)                             -              -
                                                                                ----------------------
Total Liabilities and Stockholders' Equity                                      $25,147        $26,237
                                                                                ======================

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

                       Pacific Gas and Electric Company
                Statement of Consolidated Common Stock Equity,
                   Preferred Stock, and Preferred Securities

                                                                                                        Preferred      Preferred
                                                                                                          Stock          Stock
                                                                                              Total      Without          With
                                                                Additional                    Common    Mandatory      Mandatory
                                                 Common          Paid-in       Reinvested     Stock     Redemption     Redemption
(dollars in millions)                            Stock           Capital        Earnings      Equity    Provisions     Provisions
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994                         $2,151         $ 3,806        $2,677         $ 8,634     $ 733          $137
                                                  ----------------------------------------------------------------------------
Net income                                                                       1,339           1,339
Common stock issued
  (5,316,876 shares)                                  27            113                            140
Common stock repurchased
  (21,533,977 shares)                               (108)          (195)          (298)           (601)
Preferred securities issued(1)
  (12,000,000 shares)                                                                                                      300
Preferred stock redeemed
  (13,237,554 shares)                                                (8)           (14)            (22)     (331)
Cash dividends declared
  Preferred stock                                                                  (56)            (56)
  Common stock                                                                    (830)           (830)
Other                                                                               (5)             (5)
                                                  ----------------------------------------------------------------------------
Balance December 31, 1995                          2,070           3,716         2,813           8,599       402           437
                                                  ----------------------------------------------------------------------------
Net income                                                                         755             755
Common stock issued
  (9,290,102 shares)                                  47             173                           220
Common stock repurchased
  (19,811,396 shares)                                (99)           (182)         (174)           (455)
Cash dividends declared
  Preferred stock                                                                  (33)            (33)
  Common stock                                                                    (729)           (729)
Other                                                                  3             4               7
                                                  ----------------------------------------------------------------------------
Balance December 31, 1996                          2,018           3,710         2,636           8,364       402           437
                                                  ----------------------------------------------------------------------------
Net income                                                                         768             768
Holding company formation                                         (1,146)                       (1,146)
Cash dividends declared
  Preferred stock                                                                  (33)            (33)
  Common stock                                                                    (699)           (699)
Other                                                                               (1)             (1)
                                                  ----------------------------------------------------------------------------
Balance December 31, 1997                         $2,018         $ 2,564        $2,671         $ 7,253      $402          $437
                                                  ============================================================================

(1) Relates to Company obligated mandatorily redeemable preferred securities of trust holding solely Utility subordinated debentures.

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

                  Notes to Consolidated Financial Statements



                                    Note 1:
                        Significant Accounting Policies

Basis of Presentation: PG&E Corporation became the holding company of Pacific Gas and Electric Company (the Utility) on January 1, 1997. Prior to that time, the Utility was the predecessor of PG&E Corporation. The Utility's interests in its unregulated subsidiaries were transferred to PG&E Corporation.

     This is a combined annual report of PG&E Corporation and the Utility. Therefore, the Notes to Consolidated Financial Statements apply to both PG&E Corporation and the Utility. PG&E Corporation's consolidated financial statements include the accounts of PG&E Corporation and its wholly owned and controlled subsidiaries, including the Utility (collectively, the Corporation). The Utility's consolidated financial statements include its accounts as well as those of its wholly owned and controlled subsidiaries. PG&E Corporation and the Utility have identical 1995 and 1996 consolidated financial statements because they each represent the accounts of the Utility as a predecessor of PG&E Corporation. All significant intercompany transactions have been eliminated from the consolidated financial statements. Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the 1997 presentation.

     The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of revenues, expenses, assets, and liabilities and the disclosure of contingencies. Actual results could differ from these estimates.

     Accounting principles utilized include those necessary for rate-regulated enterprises which reflect the ratemaking policies of the California Public Utilities Commission (CPUC) and the Federal Energy Regulatory Commission (FERC).

     Operations: The Corporation is a national energy company providing electric and gas utility services through its regulated subsidiary Pacific Gas and Electric Company and other energy related services through its unregulated integrated subsidiaries. The Utility generates electricity and procures, transmits, and distributes both electricity and natural gas to customers throughout most of Northern and Central California.

     Through its other subsidiaries, the Corporation:

 .    Owns and operates natural gas pipelines, natural gas storage facilities, and natural gas processing plants in the Pacific Northwest, Texas, and Australia.

 .    Develops, builds, operates, owns, and manages power generation facilities across the United States.

 .    Provides customers nationwide with competitively-priced natural gas and electricity and services to manage and make more efficient their energy consumption.

 .    Purchases and resells energy commodities and related financial instruments in major domestic markets, serving PG&E Corporation's other unregulated businesses, unaffiliated utilities, and large end-use customers.

     Regulation and SFAS No. 71: The Utility is regulated by the CPUC, the FERC, and the Nuclear Regulatory Commission, among others. The gas transmission business in the Pacific Northwest is regulated by the FERC. The gas transmission business in Texas is regulated by the Texas Railroad Commission.

     The Corporation and the Utility account for the financial effect of regulation in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement allows them to record certain regulatory assets and liabilities which will be included in future rates and would not be recorded under GAAP for nonregulated entities. In addition, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires the Corporation and the Utility to write off regulatory assets when they are no longer probable of recovery. On an ongoing basis, the Corporation and the Utility review their regulatory assets and liabilities for the continued applicability of SFAS No. 71 and the effect of SFAS No. 121.

                  Notes to Consolidated Financial Statements

Net regulatory assets including regulatory balancing accounts receivable and net regulatory liabilities are comprised of the following:

December 31,                                                            1997
-------------------------------------------------------------------------------
(in millions)
Electric industry restructuring transition costs/(1)/                 $1,535
Unamortized loss, net of gain, on reacquired debt                        296
Regulatory assets for deferred income tax                                278
Regulatory balancing accounts (net)                                      235
Other (net)                                                              174
                                                                      ------
                                                                      $2,518
                                                                      ======

December 31,                                                            1996
--------------------------------------------------------------------------------
(in millions)
Regulatory assets for deferred income tax                             $1,133
Unamortized loss, net of gain, on reacquired debt                        377
Diablo Canyon regulatory assets                                          364
Regulatory balancing accounts (net)                                      323
Other (net)                                                              555
                                                                      ------
                                                                      $2,752
                                                                      ======

/(1)/ See Note 2, "Electric Industry Restructuring," for further discussion.

Revenues and Regulatory Balancing Accounts: Electric and gas utility revenues recorded by the Utility include amounts for services rendered but unbilled at the end of the year. The Utility also records revenues for changes in regulatory balancing accounts established by the CPUC. Specifically, sales balancing accounts accumulate differences between authorized and actual base revenues. Energy cost balancing accounts accumulate differences between the actual cost of gas and electric energy and the revenues designated for recovery of such costs. Recovery of gas and electric energy costs through energy cost balancing accounts is subject to reasonableness reviews by the CPUC. The regulatory balancing accounts accumulate balances until they are refunded to or received from Utility customers through authorized rate adjustments.

Accounting for Derivative Instruments: The Corporation, through its subsidiaries, engages in price risk management activities for both non-hedging and hedging purposes. The Corporation conducts non-hedging activities principally through its unregulated subsidiary, PG&E Energy Trading (PG&E ET), using a variety of financial instruments. These instruments include forward contracts involving the physical delivery of an energy commodity, swaps, futures, options, and other contractual arrangements. Additionally, the Corporation engages in hedging activities using futures, options, and swaps to hedge the impact of market fluctuations on energy commodity prices, interest rates, and foreign currencies. The Utility manages price risk independently from the activities in our unregulated businesses.

     The Corporation's net gains and losses associated with price risk management activities during 1997 were immaterial.

Property, Plant, and Equipment: Plant additions and replacements are capitalized. The capitalized costs include labor, materials, construction overhead, and an allowance for funds used during construction (AFUDC) or capitalized interest. AFUDC is the estimated cost of debt and equity funds used to finance regulated plant additions. The Utility recovers AFUDC in rates through depreciation expense over the useful life of the related asset.

     The original cost of retired plant and removal costs less salvage value is charged to accumulated depreciation upon retirement of plant in service.

     Property, plant, and equipment is depreciated using a straight-line remaining-life method. The Utility's composite depreciation rates were 5.00, 3.65, and 4.09 percent for the years ended December 31, 1997, 1996, and 1995, respectively. The increase in the composite rate in 1997 as compared to 1996 and 1995 reflects higher depreciation expense associated with Diablo Canyon Nuclear Power Plant (Diablo Canyon). See Note 2, Electric Industry Restructuring.

Gains and Losses on Reacquired Debt: Any gains and losses on reacquired debt associated with regulated operations that are subject to the provisions of SFAS No. 71 are deferred and amortized over the remaining original lives of the debt reacquired, consistent with ratemaking principles. Gains and losses on reacquired debt associated with unregulated operations are recognized in earnings at the time such debt is reacquired.

Inventories: Stored nuclear fuel inventory is stated at lower of average cost or market. Nuclear fuel in the reactor is amortized based on the amount of energy output. Other inventories include materials and supplies, gas stored underground, and fuel oil. Materials and supplies and gas stored underground are valued at average cost. Fuel oil is valued by the last-in-first-out method.

Cash Equivalents and Short-Term Investments: Cash equivalents (stated at cost, which approximates market) include working funds. The Utility's short-term investments consist primarily of money market funds and some commercial paper with original maturities of three months or less. These investments were made with the proceeds from the issuance of the rate reduction bonds. See Note 7, Rate Reduction Bonds.

                                    Note 2:
                        Electric Industry Restructuring

1997 was the first year of California's transition into a new competitive electric generation market. In the new competitive market, the Utility's generation revenues will be determined principally by the market. However, market-based revenues may not be sufficient to recover (that is, to collect from customers) certain generation costs resulting from past CPUC decisions. To recover these uneconomic costs, called "transition costs," and to ensure a smooth transition to the competitive environment, the Utility, in conjunction with other California electric utilities, the CPUC, state legislators, consumer advocates, and others, developed a transition plan, in the form of state legislation, to position California for the new market environment.

     There are three principal elements to this transition plan: (1) an electric rate freeze and rate reduction, (2) recovery of transition costs, and (3) economic divestiture of Utility-owned generation facilities. Each one of these three elements and the impact of the transition plan on the application of SFAS No. 71 are discussed below. The transition plan will remain in effect until the earlier of March 31, 2002, or when the Utility recovers its authorized transition costs as determined by the CPUC. This period is referred to as the transition period. At the conclusion of the transition period, the Utility will be at risk to recover any of its remaining generation costs through market-based revenues.

    Rate Freeze and Rate Reduction
During 1997, electric rates for the Utility's customers were held at 1996 levels. Effective January 1, 1998, the Utility reduced electric rates for its residential and small commercial customers by 10 percent and will hold their rates at that level. The rate freeze will continue until the end of the transition period.

     To pay for the 10 percent rate reduction, the Utility financed $2.9 billion of its transition costs with rate reduction bonds. See Note 7, Rate Reduction Bonds.

    Transition Cost Recovery
Costs eligible for transition cost recovery include: (1) above-market sunk costs (sunk costs are costs associated with Utility-owned generating facilities that are fixed and unavoidable and currently included in the Utility customers' electric rates) and future costs, such as costs related to plant removal,
(2) costs associated with the Utility's long-term contracts to purchase power at prices from Qualifying Facilities (QF) and other power suppliers, and
(3) generation-related regulatory assets and obligations. (In general, regulatory assets are expenses deferred in the current or prior periods to be included in rates in subsequent periods.) Transition costs that are disallowed by the CPUC for collection from customers will be written off.

     Sunk costs associated with Utility-owned generation facilities are currently included in the Utility customers' rates. Above-market sunk costs are those whose values recorded on the Utility's balance sheet (book value) are expected to be in excess of their market values. Conversely, below-market sunk costs are those whose market values are expected to be in excess of their book values. In general, the total amount of sunk costs to be included as transition costs will be based on the aggregate of above-market and below-market values. The above-market portion of sunk costs is eligible for recovery as a transition cost. The below-market portion of sunk costs will reduce other unrecovered

                  Notes to Consolidated Financial Statements

transition costs. A valuation of Utility-owned generation facilities where the market value exceeds the book value could result in a material charge if the Utility retains the facility. This is because any excess of market value over book value would be used to reduce other transition costs without being collected in rates.

     The Utility will not be able to determine the exact amount of sunk costs that will be recoverable as transition costs until a market valuation process (appraisal, spin, or sale) is completed for each of the Utility's generation facilities. The first of these valuations occurred in 1997 when the Utility agreed to sell three of its electric plants for $501 million. This sale is expected to close during 1998 (see Generation Divestiture below). The rest of the valuation process will be completed by December 31, 2001. At December 31, 1997, the Utility's net investment in Diablo Canyon and non-nuclear generation facilities was $3.7 billion and $2.7 billion, respectively, including the plants to be sold in 1998.

     The Utility has agreed to purchase electric power from QFs and other power suppliers under long-term contracts expiring on various dates through 2028. Over the life of these contracts, the Utility estimates that it will purchase approximately 360 million megawatt-hours (MWh) at an average aggregate price of
6.3 cents per kilowatt-hour (kWh). To the extent that this price is above the market price, the Utility will be able to collect the difference between the contract price and the market price from customers, as a transition cost, over the term of the contract.

     In addition, as of December 31, 1997, the Utility has accumulated approximately $1.5 billion of generation-related net regulatory assets. The net regulatory assets are eligible for recovery as transition costs.

     The CPUC has the ultimate authority to determine which costs are eligible to be recovered as transition costs. Reviews by the CPUC to determine the reasonableness of transition costs are being conducted and will continue to be conducted throughout the transition period.

     Under the transition plan, most transition costs must be recovered by March 31, 2002. This recovery period is significantly shorter than the recovery period of the related assets prior to restructuring. Recovery of transition costs during this shorter period is referred to as accelerated recovery. The CPUC believes that acceleration reduces risks associated with recovery of all utility generation assets, including Diablo Canyon and hydroelectric facilities. As a result, in accordance with the transition plan, the Utility is receiving a reduced return for all of its generation facilities. In 1997, the reduced return was 7.13 percent as compared to an authorized return of 9.45 percent.
The reduced return on non-nuclear generation assets, effective July 28, 1997, resulted in a $24 million decrease in earnings ($.06 per share) in 1997 and will have a continued impact throughout the transition period.

     Although most transition costs must be recovered by March 31, 2002, certain transition costs can be included in customers' electric rates after the transition period. These costs include: (1) certain employee-related transition costs, (2) above-market payments under existing QF and power- purchase contracts, and (3) unrecovered electric industry restructuring implementation costs. In addition, transition costs financed by the issuance of rate reduction bonds are expected to be recovered over the term of the bonds. Further, the Utility's nuclear decommissioning costs are being recovered through a CPUC-authorized charge which will extend until sufficient funds exist to decommission the facility. During the rate freeze, this charge will not increase Utility customers' electric rates. Excluding these exceptions, the Utility will write-off any transition costs not recovered during the transition period.

     Under the terms of the transition plan, as directed by the CPUC, the Utility has separated, or unbundled, its previously authorized cost-of-service electric revenues into separate categories. Unbundling enables the Utility to allocate revenue provided by frozen electric rates into transmission, distribution, public purpose programs, and generation based upon their respective cost of service. Revenues provided by frozen rates will also be used to recover other authorized Utility costs, including nuclear decommissioning, rate reduction bond debt service, and transition cost recovery.

     The portion of the unbundled revenue to be provided for transition cost recovery is based upon mechanisms approved by the CPUC. Revenue provided for recovery of most non-nuclear transition costs is based upon their acceleration within the transition period. For nuclear transition costs, revenues provided for transition cost recovery are based on (1) an established Incremental Cost Incentive Price per kWh generated by Diablo Canyon to recover certain ongoing costs and capital additions, and (2) the acceleration of recovery of the Utility's investment in Diablo Canyon from a period ending in 2016 to a five-year period ending December 31, 2001.

     Based on the Utility's evaluation of the transition plan and state legislation and CPUC decisions related to the transition plan, the Utility is depreciating Diablo Canyon over a five-year period ending December 31, 2001. The change in depreciable life increased Diablo Canyon's depreciation expense for 1997, as compared to 1996, by $583 million. In addition, most generation-related regulatory assets are being amortized on a straight-line basis, in accordance with their recovery under the transition plan, beginning on January 1, 1998. Further, upon valuation of generation facilities, any losses will be amortized over the remaining transition period as a transition cost. Any gains will be recognized and used to reduce other transition costs at the time of valuation.

     Any difference between (1) revenues provided for transition cost recovery and (2) the costs associated with accelerated recovery, including the depreciation of Diablo Canyon and the amortization of regulatory assets, is being tracked. If the revenues exceed the accelerated costs, certain transition costs may be further accelerated until all transition costs are recovered or March 31, 2002, whichever is earlier. If the accelerated costs exceed the revenues, the costs will be deferred. At the end of the transition period, any overcollection of these amounts will be returned to customers.

     The Utility's ability to recover its transition costs during the transition period will be dependent on several factors. These factors include: (1) the continued application of the regulatory framework established by the CPUC and state legislation, (2) the amount of transition costs approved by the CPUC, (3) the market value of Utility-owned generation facilities, (4) future Utility sales levels, (5) future Utility fuel and operating costs, (6) the extent to which the Utility's authorized revenues to recover distribution costs are increased or decreased, and (7) the market price of electricity. Given its current evaluation of these factors, the Utility believes that it will recover its transition costs. Also, the Utility believes that its regulatory assets and generation facilities are not impaired. However, a change in one or more of these factors could affect the probability of recovery of transition costs and result in a material charge.

     During 1997, the difference between billed revenues and authorized revenues was used to recover transition costs, including most of the accelerated Diablo Canyon sunk costs.

    Generation Divestiture
In 1997, California utilities produced a significant portion of the state's electric generation needs. In a competitive market, the CPUC is concerned that this level of generation may give existing utilities undue influence on the market price for power. As part of the transition plan, the Utility has agreed to sell a significant portion of its generation facilities to alleviate this concern.

     In 1997, the Utility agreed to sell three fossil-fueled electric generating plants to Duke Energy through an auction process. The aggregate bid accepted for these plants was $501 million. These three plants have a combined book value at December 31, 1997, of approximately $370 million and a combined capacity of 2,645 megawatts (MW). The three power plants were Morro Bay, Moss Landing, and Oakland.

     The sales have been approved by the CPUC. However, they are still subject to approval of the transfer of various permits and licenses. Additionally, the Utility will retain liability for required environmental remediation of any pre-closing soil or groundwater contamination at these plants. The Utility does not expect any material adverse impact on its financial position or results of operations as a result of retaining such environmental remediation liability. The Utility expects the sale of these three plants to close in 1998.

     The Utility plans to conduct another auction of its four remaining Utility-owned fossil-fueled plants and its geothermal facilities in the first half of 1998. These additional plants have a combined generating capacity of 4,718 MW and a combined book value at December 31, 1997, of approximately $790 million.

     Together the eight power plants represent 98 percent of the Utility's fossil-fueled generating capacity and all of the

                  Notes to Consolidated Financial Statements

Utility's geothermal generating capacity. The eight plants generate approximately 22 percent of the Utility's total electric sales. The Utility is currently evaluating its options related to its remaining generation facilities and may decide not to retain its economic investment in those facilities. During the transition period, the proceeds from the sale of the plants will be used to offset transition costs associated with other Utility electric generation facilities. Therefore, the Corporation does not expect any material adverse impact on its or the Utility's financial position or results of operations from any of these divestitures.

    The Transition Plan and SFAS No. 71
The Utility accounts for the financial effect of regulation in accordance with SFAS No. 71. This statement allows the Utility to record certain regulatory assets and liabilities which would be included in future rates and would not be recorded under generally accepted accounting principles for nonregulated entities. In addition, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires the Utility to write off regulatory assets when they are no longer probable of recovery.

     In 1997, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a consensus on Issue No. 97-4, "Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statements No. 71, Accounting for the Effects of Certain Types of Regulation, and No. 101, Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71" (EITF 97-4), which provided authoritative guidance on the applicability of SFAS No. 71 during the transition period. The EITF requires the Utility to discontinue the application of SFAS No. 71 for the generation portion of its operations as of July 24, 1997, the effective date of EITF 97-4. The discontinuation of application of SFAS No. 71 did not have a material effect on the Utility's financial statements because EITF 97-4 requires that regulatory assets and liabilities (both those in existence today and those created under the terms of the transition plan) be allocated to the portion of the business from which the source of the regulated cash flows is derived. The Utility has accumulated approximately $1.5 billion of generation-related regulatory assets which are eligible for collection from distribution customers and which the Utility considers probable of recovery. Substantially all regulatory assets are reflected on the Utility's and PG&E Corporation's balance sheets in regulatory balancing accounts and regulatory assets. In addition, above-market generation-related sunk costs, which will be determined as part of the market valuation process discussed above, and above-market QF costs will be eligible for collection from distribution customers.

     Given the current regulatory environment, the Utility's electric transmission business and most areas of the distribution business are expected to remain regulated, and as a result, the Utility will continue to apply the provisions of SFAS No. 71. However, in May 1997, the CPUC issued decisions that allow customers to choose their electricity provider beginning January 1, 1998. The decisions also allow the electricity provider to provide their customers with billing and metering services, and indicate that electricity providers may be allowed to provide other distribution services (such as customer inquiries and uncollectibles) in the future. Any discontinuance of SFAS No. 71 for these portions of the Utility's electric distribution business is not expected to have a material adverse impact on the Utility's or the Corporation's financial position or results of operations.

                                    Note 3:
                              Natural Gas Matters

Gas Accord: In 1998, the Utility will implement a multi-party settlement, called the Gas Accord (Accord), that will continue to restructure the gas industry in California. The Accord, which received CPUC approval in 1997, has four principal elements. First, the Accord separates the rates for gas transmission services from gas distribution services. Second, the Accord increases the opportunity for residential and smaller commercial (core) customers to choose the commodity gas supplier of their choice. Third, the Accord establishes a new way to measure the reasonableness of the Utility's gas purchases based upon market indices. Fourth, the Accord settled numerous regulatory issues between the Utility and other parties. The resolution of these issues did not have a material adverse impact on the Utility's or the Corporation's financial position or results of operations.

     The Accord also establishes gas transmission rates for the period from March 1998 through December 2002 for all customers and eliminates regulatory protection for variations in sales volumes for transmission revenues from industrial and larger commercial (noncore) customers. As a result, the Utility will be at risk for variations between actual and forecasted noncore transmission throughput volumes. However, these variations are not expected to have a material adverse impact on the Utility's or the Corporation's financial position or results of operations.

Transportation Commitments: The Utility has long-term gas transportation service contracts with various Canadian and interstate pipeline companies. For the duration of these contracts, the Utility has agreed to pay the pipeline companies an amount each year for capacity rights on their pipelines. The amount that the Utility pays each year varies due to changes in the rates of the pipeline companies. The total amounts the Utility paid under these contracts were approximately $255, $269, and $245 million in 1997, 1996, and 1995, respectively. These amounts include payments made by the Utility to PG&E Gas Transmission (PG&E GT) of approximately $49, $57, and $70 million in 1997, 1996, and 1995, respectively. These payments are eliminated in the consolidated financial statements of the Corporation. Also, a contract for Southwest pipeline capacity expired in December 1997. Total payments associated with this contract were approximately $149 million in 1997.

     The following table summarizes the Utility's capacity on various pipelines and the related annual payments for capacity at December 31, 1997:

                                               Total
                               Firm            Annual
                             Capacity          Demand
                               Held            Charges           Contract
Pipeline Company             (MMcf/d)       (in millions)       Expiration
============================================================================
PG&E GT                          600            $44             Oct. 2005
Transwestern                     200             29             Mar. 2007
NOVA                             600             20             Oct. 2001
ANG                              600             13             Oct. 2005

     As a result of regulatory changes, the Utility no longer procures gas for most of its noncore customers, resulting in a decrease in the Utility's need for capacity on these pipelines. Despite these changes, the Utility continues to procure gas for substantially all of its core customers and its noncore customers who choose bundled service. To the extent that the Utility's current capacity holdings exceed demand for gas transportation by its customers, the Utility will continue its efforts to broker such excess capacity.

                                    Note 4:
                            Acquisitions and Sales

In December 1996, the Corporation acquired Energy Source, a wholesale commodity marketing company for approximately $23 million. The acquisition was accounted for as a purchase.

     In January 1997, the Corporation acquired Teco Pipeline Company (Teco) for approximately $378 million, consisting of $317 million of PG&E Corporation common stock and the purchase of a $61 million note. Teco has investments in natural gas pipelines and gas gathering and processing facilities located in Texas. Teco also owns a gas marketing company in Houston. The acquisition was accounted for as a purchase.

     In April 1997, PG&E Enterprises (Enterprises), a wholly owned subsidiary of PG&E Corporation, sold its interest in International Generating Company, Ltd. (InterGen), a joint venture between Enterprises and Bechtel Enterprises, Inc. (Bechtel), and all of its related project interests, to Bechtel. The sale has resulted in an after-tax gain of approximately $120 million.

     On July 31, 1997, the Corporation completed its acquisition of Valero Energy Corporation's (Valero) natural gas business located in Texas. Valero also owns a gas marketing business. PG&E Corporation issued approximately 31 million shares of its common stock to acquire Valero along with the assumption of approximately $780 million in long-term debt, equating to a purchase price of approximately $1.5 billion. The acquisition was accounted for as a purchase.

     In August 1997, the Corporation announced that its subsidiary, U.S. Generating Company (USGen), had agreed

                  Notes to Consolidated Financial Statements

to buy a portfolio of electric generating assets and power supply contracts from the New England Electric System (NEES) for $1.59 billion, plus $85 million for early retirement and severance costs previously committed to by NEES. Including fuel and other inventories and transaction costs, financing requirements are expected to total approximately $1.75 billion, of which approximately $1 billion will be funded through a combination of project level debt as well as debt of USGen. In addition, $750 million of equity will be contributed over two years and will be financed initially using short-term debt of PG&E Corporation. The assets to be acquired contain a balance of hydro, coal, oil, and natural gas generation facilities. We expect the acquisition to be completed in the second half of 1998. The acquisition is subject to regulatory approval, among other conditions.

     In September 1997, the Corporation completed an acquisition of two partnerships previously jointly owned by it and Bechtel. In December 1997, the Corporation closed the acquisition of a third such partnership. The Corporation is now the sole owner of USGen, an independent power developer and manager, U.S. Operating Services Company, USGen's operations and maintenance affiliate, and USGen's power marketing affiliate, USGen Power Services, L.P. Additionally, the Corporation has acquired all or part of Bechtel's interest in several power projects that are affiliated with USGen.

     In connection with the acquisitions completed in 1996 and 1997, discussed above, the Corporation recorded approximately $432 million of goodwill, subject to final purchase price adjustments. These amounts will be amortized on a straight-line basis over a 30 to 40 year period.

                                    Note 5:
                        Common and Preferred Stock and
                   Utility Obligated Mandatorily Redeemable
                 Preferred Securities of Trust Holding Solely
                        Utility Subordinated Debentures

Common Stock:
PG&E Corporation:
The Corporation has authorized 800 million shares of no-par common stock of which 418 million shares were issued and outstanding as of December 31, 1997. Prior to the formation of the Corporation, the Utility held $5 par value common stock. The stock was converted to PG&E Corporation common stock (no par value) at the formation of the holding company.

     As of December 31, 1997, the Board of Directors has authorized the repurchase of up to $1.7 billion of common stock on the open market or in negotiated transactions. In January 1998, the Corporation repurchased 37 million shares of its common stock at $30.3125 per share. In connection with this transaction, the Corporation has entered into a forward contract with an investment institution. The Corporation will retain the risk of increases and the benefit of decreases in the price of the common shares purchased through the forward contract. This obligation will not be terminated until the investment institution has replaced the shares sold to the Corporation through purchases on the open market or through privately negotiated transactions. The contract is anticipated to expire by December 31, 1998.

Utility:
The CPUC set a number of conditions when PG&E Corporation was formed as a holding company. One of these conditions requires the Utility to maintain, on average, its CPUC-authorized capital structure, potentially limiting the amount of dividends the Utility may pay PG&E Corporation. At December 31, 1997, the Utility was in compliance with its CPUC-authorized capital structure. The Corporation believes that the Utility will continue to meet this condition in the future without affecting the Corporation's ability to pay common stock dividends to common shareholders.

Preferred Stock: Holders of the Utility's nonredeemable preferred stock at December 31, 1997, have rights to annual dividends per share ranging from $1.25 to $1.50.

     The Utility's redeemable preferred stock without mandatory redemption provisions is subject to redemption at the Utility's option, in whole or in part, if the Utility pays the specified redemption price plus accumulated and unpaid dividends through the redemption date. Annual dividends and redemption prices per share at December 31, 1997, range from $1.09 to $1.86 and from $25.00 to $27.25, respectively. In January 1998, the Utility redeemed all of its

7.44% redeemable preferred stock, of which $65 million was outstanding at December 31, 1997, at a redemption price of $25 per share.

     The Utility's redeemable preferred stock with mandatory redemption provisions consists of 3 million shares of the 6.57% and 2.5 million shares of the 6.30% series at December 31, 1997. The 6.57% series and 6.30% series may be redeemed at the Utility's option beginning in 2002 and 2004, respectively, at par value plus accumulated and unpaid dividends through the redemption date. These series of preferred stock are subject to mandatory redemption provisions entitling them to sinking funds providing for the retirement of stock outstanding. The estimated fair value of the Utility's preferred stock with mandatory redemption provisions at December 31, 1997, and 1996, was approximately $146 million and $135 million, respectively, based on quoted market prices.

     Dividends on all preferred stock are cumulative. All shares of preferred stock have voting rights and equal preference in dividend and liquidation rights. Upon liquidation or dissolution of the Utility, holders of preferred stock would be entitled to the par value of such shares plus all accumulated and unpaid dividends, as specified for the class and series.

Utility Obligated Mandatorily Redeemable Preferred Securities of Trust Holding Solely Utility Subordinated Debentures: The Utility, through its wholly owned subsidiary, PG&E Capital I (Trust), has outstanding 12 million shares of 7.90% cumulative quarterly income preferred securities (QUIPS), with an aggregate liquidation value of $300 million. Concurrent with the issuance of the QUIPS, the Trust issued to the Utility 371,135 shares of common securities with an aggregate liquidation value of approximately $9 million. The Trust in turn used the net proceeds from the QUIPS offering and issuance of the common stock securities to purchase subordinated debentures issued by the Utility with a face value of approximately $309 million, an interest rate of 7.9 percent, and a maturity date of 2025. These subordinated debentures are the only assets of the Trust. Proceeds from the sale of the subordinated debentures were used to redeem and repurchase higher-cost preferred stock.

     The Utility's guarantee of the QUIPS, considered together with the other obligations of the Utility with respect to the QUIPS, constitutes a full and unconditional guarantee by the Utility of the Trust's contractual obligations under the QUIPS issued by the Trust. The subordinated debentures may be redeemed at the Utility's option beginning in 2000 at par plus accrued interest through the redemption date. The proceeds of any redemption will be used by the Trust to redeem QUIPS in accordance with their terms.

     Upon liquidation or dissolution of the Utility, holders of these QUIPS would be entitled to the liquidation preference of $25 per share plus all accrued and unpaid dividends thereon to the date of payment. The estimated fair value of the Utility's QUIPS at December 31, 1997, and 1996, was approximately $304 million and $291 million, respectively, based on quoted market prices.

                                    Note 6:
                                Long-Term Debt

Long-term debt at December 31, 1997, and 1996, consisted of the following:

December 31,                                        1997           1996
==========================================================================
(in millions)
Utility long-term debt
  First and refunding mortgage bonds
    Maturity        Interest rates
    1998-2001       4.63% to 8.75%                $  861         $  880
    2002-2006       5.875% to 7.875%               1,354          1,392
    2007-2019       6.35% to 8.875%                  160            520
    2020-2026       5.85% to 8.80%                 2,498          2,628
                                                  ---------------------
    Principal amounts outstanding                  4,873          5,420
    Unamortized discount net of premium              (42)           (50)
                                                  ---------------------
  Total mortgage bonds                             4,831          5,370
  Pollution control loan agreements,
    variable rates, due 2016-2026                  1,348            988
  Unsecured medium-term notes,
    4.93% to 9.9%, due 1998-2014                     587            829
  Debentures, 12%, due 2000                            -             58
  Other long-term debt                                32             31
                                                  ---------------------
    Total Utility long-term debt                   6,798          7,276
    Long-term debt of unregulated
      business operations                          1,520            704
                                                  ---------------------
    Total long-term debt                           8,318          7,980
Current portion of long-term debt                    659            210
                                                  ---------------------
Long-term debt, net of current portion            $7,659         $7,770
                                                  =====================

                  Notes to Consolidated Financial Statements

Utility:
Mortgage Bonds:
All real properties and substantially all personal properties of the Utility are subject to the lien of the mortgage bonds, and the Utility is required to make semi-annual sinking fund payments for the retirement of the bonds. Additional mortgage bonds may be issued subject to CPUC approval, up to a maximum total amount outstanding of $10 billion.

     The Utility redeemed or repurchased $167 million and $182 million of mortgage bonds in 1997 and 1996, respectively, with interest rates ranging from
5.375 percent to 8.875 percent.

     Included in the total of outstanding mortgage bonds at December 31, 1997, and 1996, are $705 million of mortgage bonds held in trust for the California Pollution Control Financing Authority (CPCFA) with interest rates ranging from
5.85 percent to 8.875 percent and maturity dates ranging from 2007 to 2026. In addition to these mortgage bonds, the Utility holds long-term loan agreements with the CPCFA as described below.

Pollution Control Loan Agreements:
Loan agreements from the CPCFA totaled $1,348 million and $988 million, respectively, at December 31, 1997, and 1996. Interest rates on the loans vary with average annual interest rates for 1997 ranging from 3.01 percent to 3.92 percent. These loans are subject to redemption by the holder under certain circumstances. These loans are secured by irrevocable letters of credit which mature as early as 2000.

Unregulated Business Operations: Long-term debt of unregulated business operations, as of December 31, 1997, consisted primarily of first mortgage bonds of $409 million, medium-term and senior notes of $404 million, unsecured notes and debentures of $397 million, and other long-term debt of $310 million. The fixed interest rates on these obligations range from 6.33 percent to 9.25 percent, with maturities ranging from 1998 to 2025.

     Outstanding long-term debt as of December 31, 1996, consisted primarily of $470 million of unsecured notes and debentures, and other long-term debt of $234 millon.

Repayment Schedule: At December 31, 1997, the Corporation's combined aggregate amounts of maturing long-term debt and sinking fund requirements for the years 1998 through 2002, are $659, $294, $460, $330, and $515 million, respectively.
The Utility's share of those sinking fund requirements is $601, $217, $223, $233, and $389 million, respectively.

Fair Value: The estimated fair value of the Corporation's total long-term debt at December 31, 1997, and 1996, was approximately $8.3 billion and $8.0 billion, respectively. The estimated fair value of the Utility's total long-term debt at December 31, 1997, and 1996, was approximately $7.0 billion and $7.3 billion, respectively. The estimated fair value of long-term debt was determined based on quoted market prices, where available. Where quoted market prices were not available, the estimated fair value was determined using other valuation techniques (for example, the present value of future cash flows).

                                    Note 7:
                             Rate Reduction Bonds

In December 1997, PG&E Funding LLC (SPE), a special-purpose entity wholly owned by the Utility, issued $2.9 billion of rate reduction bonds to the California Infrastructure and Economic Development Bank Special Purpose Trust PG&E-1 (Trust), a special-purpose entity. The terms of the bonds generally mirror the terms of the pass-through certificates issued by the Trust. The proceeds of the rate reduction bonds were used by the SPE to purchase from the Utility the right, known as "transition property," to be paid a specified amount from a nonbypassable tariff levied on residential and small commercial customers which was authorized by the CPUC pursuant to state legislation.

     The rate reduction bonds have maturities ranging from ten months to ten years, and bear interest at rates ranging from 5.94 percent to 6.48 percent.
The bonds are secured solely by the transition property and there is no recourse to the Utility or the Corporation.

     At December 31, 1997, the combined aggregate amounts of maturing rate reduction bonds, for the years 1998 through 2002, are $125, $265, $280, $300, and $290 million, respectively.

     The estimated fair value of the rate reduction bonds was approximately $2.9 billion at December 31, 1997. The estimated fair value of the bonds was determined based on quoted market prices.

     While the SPE is consolidated with the Utility for purposes of these financial statements, the SPE is legally separate from the Utility. The assets of the SPE are not available to creditors of the Utility or the Corporation, and the transition property is legally not an asset of the Utility or the Corporation.

                                    Note 8:
                             Short-Term Borrowings

In January 1997, the Corporation established a $500 million revolving credit facility, which expires in 2002. In August 1997, the Corporation entered into an additional $500 million temporary credit facility which expires in 1998. Both of these credit facilities are to be used for general corporate purposes. There were no borrowings under these credit facilities at December 31, 1997.

     In addition, the Utility maintains a $1 billion revolving credit facility which expires in 2002. The facility may be extended annually for additional one-year periods upon mutual agreement between the Utility and the banks. There were no borrowings under this credit facility in 1997 or 1996.

     At December 31, 1997, the Corporation had outstanding $103 million of short-term bank borrowings at a 6.9 percent weighted average interest rate. In addition to borrowing from banks on a short-term basis, the Corporation and certain of its subsidiaries sell commercial paper, having a maturity of one to ninety days, to provide financing for various corporate purposes. The carrying amount of short-term borrowings approximates fair value. At maturity, commercial paper can be either reissued or replaced with borrowings from the revolving credit facility. At December 31, 1997, the Corporation had no commercial paper outstanding.

     At December 31, 1996, the Utility had outstanding $681 million of commercial paper at a 5.83 percent weighted average interest rate. At December 31, 1997, the Utility required no short-term borrowings due to the receipt of the rate reduction bond proceeds.

                                    Note 9:
                            Nuclear Decommissioning

Decommissioning of the Utility's nuclear power plants is scheduled to begin in 2015 with scheduled completion in 2034. Nuclear decommissioning means to safely remove nuclear facilities from service and reduce residual radio activity to a level that permits termination of the Nuclear Regulatory Commission license and release of the property for unrestricted use.

     The estimated total obligation for nuclear decommissioning costs, based on a 1997 site study, is approximately $1.4 billion in 1997 dollars (or $5.1 billion in future dollars). This estimate assumes after-tax earnings on the tax-qualified and nontax-qualified decommissioning funds of 6.16 percent and
5.21 percent, respectively, as well as a future annual escalation rate of 5.5 percent for decommissioning costs. The decommissioning cost estimates are based on the plant location and cost characteristics for the Utility's nuclear plants. Actual decommissioning costs are expected to vary from this estimate because of changes in assumed dates of decommissioning, regulatory requirements, technology, and costs of labor, materials, and equipment. The estimated total obligation is being recognized proportionately over the license of each facility.

     For the years ended December 31, 1997, 1996, and 1995, nuclear decommissioning costs recovered in rates were $33, $33, and $54 million, respectively. Based on the 1997 site study, the amount approved to be recovered in rates in 1998 and annually, until the commencement of decommissioning, is $33 million. This amount will be reviewed in future rate proceedings.

     At December 31, 1997, the total nuclear decommissioning obligation accrued was $1.0 billion and was included in the balance sheet classification of Accumulated Depreciation and Decommissioning. Decommissioning costs recovered in rates are placed in external trust funds. The earnings on the external trusts accumulate in the fund balance and are included in the

                  Notes to Consolidated Financial Statements

balance sheet classification of Other Noncurrent Assets. These funds along with accumulated earnings will be used exclusively for decommissioning and cannot be released from the trust funds until authorized by the CPUC.

     The following table provides a summary of amortized cost and fair value of these nuclear decommissioning funds:

Year ended December 31,           Maturity Dates         1997           1996
===============================================================================
(in millions)
Amortized cost
  U.S. government and
    agency issues                  1998-2027           $  422         $375
  Equity securities                        -              257          281
  Municipal bonds and other        1998-2021               70           33
Gross unrealized holding gains                            287          199
Gross unrealized holding losses                           (12)          (5)
                                                       -------------------
Fair value                                             $1,024         $883
                                                       ===================

     The proceeds received during 1997 and 1996 from sales of securities were approximately $1.4 billion and $1.5 billion in each year, respectively. During 1997 and 1996, the gross realized gains on sales of securities held as available-for-sale were $40 million and $14 million, respectively, and the gross realized losses on sales of securities held as available-for-sale were $24 million and $20 million, respectively. The cost of debt and equity securities sold is determined by specific identification.

     Under the Nuclear Waste Policy Act of 1982, the Department of Energy (DOE) is responsible for the permanent storage and disposal of spent nuclear fuel. The Utility has signed a contract with the DOE to provide for the disposal of spent nuclear fuel and high-level radioactive waste from the Utility's nuclear power facilities. The DOE's current estimate for an available site to begin accepting physical possession of the spent nuclear fuel is 2012. At the projected level of operation for Diablo Canyon, the Utility's facilities are sufficient to store on-site all spent fuel produced through approximately 2006. It is likely that an interim or permanent DOE storage facility will not be available for Diablo Canyon's spent fuel by 2006. The Utility is examining options for providing additional temporary spent fuel storage at Diablo Canyon or other facilities, pending disposal or storage at a DOE facility.

                                   Note 10:
                            Employee Benefit Plans

Retirement Plans: Several of the Corporation's subsidiaries provide noncontributory defined benefit pension plans for their employees. The Utility's plan represents substantially all of the plan assets and the projected benefit obligation. All descriptions and assumptions are based on the Utility's plan which covers the largest number of employees. The schedules below aggregate all of the Corporation's plans.

     Pension benefits are based on an employee's years of service and base salary. The Corporation's policy is to fund each year not more than the maximum amount deductible for federal income tax purposes and not less than the minimum legal funding requirement.

     The following schedule reconciles the plans' funded status to the prepaid pension cost or accrued pension liability recorded on the Consolidated Balance
Sheet:

December 31,                                             1997           1996
================================================================================
(in millions)
Actuarial present value of benefit obligations
  Vested benefits                                      $(3,659)       $(3,486)
  Nonvested benefits                                      (198)          (178)
                                                       ----------------------
Accumulated benefit obligation                          (3,857)        (3,664)
Effect of projected future compensation
  increases                                               (561)          (529)
                                                       ----------------------
Projected benefit obligation                            (4,418)        (4,193)
Plan assets at market value                              6,419          5,526
                                                       ----------------------
Plan assets in excess of  projected benefit
  obligation                                            2,001           1,333
Unrecognized prior service cost                           121              83
Unrecognized net gain                                  (2,135)         (1,559)
Unrecognized net transition obligation                     74              86
                                                       ----------------------
Prepaid pension cost (accrued pension liability)       $   61         $   (57)
                                                       ======================

     The Utility's share of the plan assets in excess of projected benefit obligation for 1997 and 1996 was $2.0 and $1.3 billion, respectively. The Utility's share of the prepaid pension cost for 1997 was $75 million and the accrued pension liability for 1996 was $53 million.

     Plan assets consist primarily of common stocks and fixed income securities. Unrecognized prior service costs and net gains are amortized on a straight-line basis over the average remaining service period of active plan participants. The transition obligation is being amortized over 17.5 years from 1987.

     Using the projected unit credit actuarial cost method, net pension income consisted of the following components:

Year ended December 31,                   1997           1996           1995
================================================================================
(in millions)
Service cost for benefits earned        $ (101)        $(100)         $ (83)
Interest cost                             (313)         (302)          (291)
Actual return on plan assets             1,139           811            968
Net amortization and deferral             (598)         (353)          (586)
                                        -----------------------------------
Net pension income                      $  127         $  56          $   8
                                        ===================================

     The Utility's share of the plan's net pension income for 1997, 1996, and 1995 was $128, $57, and $8 million, respectively.

     Net pension income or cost is calculated using expected return on plan assets. The difference between actual and expected return on plan assets is included in net amortization and deferral and is considered in the determination of future net pension income or cost. In 1997, 1996, and 1995, actual return on plan assets exceeded expected return.

     In conformity with SFAS No. 71, regulatory adjustments have been recorded in the income statement and balance sheet of the Utility which reflect the difference between Utility pension income or cost determined for accounting purposes and that for rate making, which is based on a funding approach.

     The following actuarial assumptions were used in determining the plans' funded status and net pension income. Year-end assumptions are used to compute funded status, while prior year-end assumptions are used to compute net pension income.

December 31,                              1997           1996           1995
================================================================================
(in millions)
Discount rate                             7.5%            7.5%           7.25%
Rate of future compensation
  increases                                 5%              5%              5%
Expected long-term rate of return
  on plan assets                            9%              9%              9%

Postretirement Benefits Other Than Pensions: Several of the Corporation's subsidiaries provide contributory defined benefit medical plans for retired employees and their eligible dependents and noncontributory defined benefit life insurance plans for retired employees. The Utility's plan represents substantially all of the plan assets and the total accumulated postretirement benefit obligation. All descriptions and assumptions are based on the Utility's plan which covers the largest number of employees. The schedules below aggregate all of the Corporation's plans.

     Most employees retiring at or after age 55 are eligible for these benefits. The medical benefits are provided through plans administered by an insurance carrier or a health maintenance organization. Certain retirees are responsible for a portion of the costs for these benefits.

     The CPUC has authorized the Utility to recover these benefits for 1993 and beyond. Recovery is based on the lesser of the annual accounting costs or the annual contributions on a tax-deductible basis to appropriate trusts. The policy is to fund each year an amount consistent with the basis for rate recovery.

     The following schedule reconciles the medical and life insurance plans' funded status to the postretirement benefit liability recorded on the Consolidated Balance Sheet:

December 31,                                        1997           1996
==========================================================================
(in millions)
Accumulated postretirement benefit obligation
  Retirees                                        $(400)         $(445)
  Other fully eligible participants                (140)          (132)
  Other active plan participants                   (367)          (344)
                                                  --------------------
Total accumulated postretirement benefit
  obligation                                       (907)          (921)
Plan assets at market value                         823            666
                                                  --------------------
Accumulated postretirement benefit obligation
  in excess of plan assets                          (84)          (255)
Unrecognized prior service cost                      20             22
Unrecognized net gain                              (375)          (227)
Unrecognized transition obligation                  393            420
                                                  --------------------
Accrued postretirement benefit liability          $ (46)         $ (40)
                                                  ====================

     The Utility's share of the accumulated postretirement benefit obligation in excess of plan assets for 1997 and 1996 was $64 and $249 million, respectively. The Utility's share of the accrued postretirement benefit liability for 1997 and 1996 was $29 and $38 million, respectively.

     Plan assets consist primarily of common stocks and

                  Notes to Consolidated Financial Statements

fixed income securities. Unrecognized prior service costs are amortized on a straight-line basis over the average remaining years of service to full eligibility of active plan participants. Unrecognized net gains are amortized on a straight-line basis over the average remaining years of service of active plan participants. The transition obligation is being amortized over 20 years from 1993.

     Using the projected unit credit actuarial cost method, net postretirement medical and life insurance cost consisted of the following components:

Year ended December 31,                   1997           1996           1995
================================================================================
(in millions)
Service cost for benefits earned        $(21)          $(22)          $(17)
Interest cost                            (65)           (66)           (65)
Actual return on plan assets             144             91            109
Amortization of unrecognized prior
        service cost                      (2)            (2)            (2)
Amortization of transition obligation    (25)           (26)           (26)
Net amortization and deferral            (71)           (38)           (70)
                                        ----------------------------------
Net postretirement benefit income
        (cost)                          $(40)          $(63)          $(71)
                                        ==================================

     The Utility's share of the plan's net postretirement benefit cost for 1997, 1996, and 1995 was $38, $61, and $71 million, respectively.

     The discount rate, rate of future compensation increases, and expected long-term rate of return on plan assets used in accounting for the postretirement benefit plans for 1997, 1996, and 1995 were the same as those used for the pension plan.

     The assumed health care cost trend rate for 1998 is approximately 9.5 percent, grading down to an ultimate rate in 2005 of approximately 6.0 percent. The effect of a one-percentage-point increase in the assumed health care cost trend rate for each future year would increase the accumulated postretirement benefit obligation at December 31, 1997, by approximately $76 million and the 1997 aggregate service and interest costs by approximately $8 million.

     Net postretirement benefit cost is calculated using expected return on plan assets. The difference between actual and expected return on plan assets is included in net amortization and deferral and is considered in the deter-mination of future postretirement benefit cost. In 1997, 1996, and 1995, actual return on plan assets exceeded expected return.

Long-term Incentive Program: PG&E Corporation maintains a Long-term Incentive Program (Program) which provides for grants of stock options to eligible participants with or without associated stock appreciation rights and dividend equivalents. As of December 31, 1997, 24.5 million shares of common stock have been authorized for award under the program. At December 31, 1997, stock options on 6,181,819 shares, granted at option prices ranging from $16.75 to $34.25, were outstanding, of which 1,902,545 were exercisable. In 1997, 3,048,400 options were granted at an average option price of $22.55.

     Outstanding stock options expire ten years and one day after the date of grant and become exercisable on a cumulative basis at one-third each year commencing two years from the date of grant. In 1997, 1996, and 1995, stock options on 232,815, 72,960, and 235,568 shares, respectively, were exercised at option prices ranging from $16.75 to $33.13.

     Effective January 1, 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires the Corporation to disclose stock option costs based on the fair value of options granted. For the years ended December 31, 1997 and 1996, the fair value of options granted was not material to the Corporation's results of operations or earnings per share.

                                   Note 11:
                                 Income Taxes

     The Corporation files a consolidated federal income tax return that includes domestic subsidiaries in which its ownership is 80 percent or more. Income tax expense includes current and deferred income taxes resulting from operations during the year. Tax credits are amortized over the life of the related property.

     The significant components of income tax expense were:

                          PG&E Corporation                        Utility
Year ended December 31,    1997      1996      1995      1997      1996      1995
==================================================================================
(in millions)
Current                  $ 707     $ 705     $1,011    $ 791     $ 705     $1,011
Deferred                  (119)     (132)       (98)    (142)     (132)       (98)
Tax credits-net            (40)      (18)       (18)     (40)      (18)       (18)
                         --------------------------------------------------------
Total income tax expense $ 548     $ 555     $  895    $ 609     $ 555     $  895
                         ========================================================

     The significant components of net deferred income tax liabilities were:

                                                      PG&E Corporation             Utility
December 31,                                        1997           1996           1997           1996
=====================================================================================================
(in millions)
Deferred income tax assets                        $1,108         $1,308         $  962         $1,308
Deferred income tax liabilities:
  Regulatory balancing accounts                      311            294            311            294
  Plant in service                                 3,621          3,624          3,144          3,624
  Income tax regulatory asset                        430            454            420            454
  Other                                              924          1,034            540          1,034
                                                  ---------------------------------------------------
Total deferred income tax liabilities              5,286          5,406          4,415          5,406
                                                  ---------------------------------------------------
Total net deferred income taxes                   $4,178         $4,098         $3,453         $4,098
                                                  ===================================================
Classification of net deferred income taxes:
  Included in current liabilities                 $  149         $  157         $  149         $  157
  Included in noncurrent liabilities               4,029          3,941          3,304          3,941
                                                  ---------------------------------------------------
Total net deferred income taxes                   $4,178         $4,098         $3,453         $4,098
                                                  ===================================================

  The differences between income taxes and amounts determined by applying the federal statutory rate to income before income tax expense were:

                                                                            PG&E Corporation                  Utility
Year ended December 31,                                                 1997      1996      1995      1997      1996      1995
===============================================================================================================================
Federal statutory income tax rate                                      35.0%     35.0%     35.0%     35.0%     35.0%     35.0%
Increase (decrease) in income tax rate resulting from:
  State income tax (net of federal benefit)                             5.3       3.8       5.0       4.6       3.7       4.8
  Effect of regulatory treatment of depreciation differences            8.1       6.0       3.2       7.5       5.9       3.2
  Tax credits-net                                                      (3.2)     (1.4)     (0.8)     (2.9)     (1.4)     (0.8)
  Effect of lower taxes on foreign earnings                            (2.2)        -         -         -         -         -
  Other-net                                                             0.3         -      (1.0)        -      (0.8)     (2.1)
                                                                       ------------------------------------------------------
Effective tax rate                                                     43.3%     43.4%     41.4%     44.2%     42.4%     40.1%
                                                                       ======================================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12:

Commitments

Letters of Credit: The Utility uses approximately $335 million in standby letters of credit to secure future workers' compensation liabilities.

Restructuring Trust Guarantees: Tax-exempt trusts have been established to oversee the development of the operating framework for the competitive generation market (See Note 2, Electric Industry Restructuring). The CPUC has authorized California utilities to guarantee bank loans of up to $300 million to be used by the trusts for this purpose. Under this authorization, the Utility has guaranteed up to a maximum of $135 million of these loans.

Power-Purchase Contracts: By federal law, the Utility is required to purchase electric energy and capacity provided by cogenerators and small power producers. The CPUC established a series of power-purchase contracts and set the applicable terms, conditions, price options, and eligibility requirements.

   Under these contracts, the Utility is required to make payments only when energy is supplied or when capacity commitments are met. The total cost of these payments is recoverable in rates. The Utility's contracts with these power producers expire on various dates through 2028. Total energy payments are expected to decline in the years 1998 through 2001. Total capacity payments are expected to remain at current levels during this period. Deliveries from these power producers account for approximately 18 percent of the Utility's 1997 electric energy requirements, and no single contract accounted for more than five percent of the Utility's energy needs.

   The Utility has negotiated early termination or suspension of certain power-purchase contracts. These amounts are expected to be recovered in rates and as such are reflected as deferred charges on the accompanying balance sheet. At December 31, 1997, the total discounted future payments remaining under early termination or suspension contracts is $53 million.

   The Utility also has contracts with various irrigation districts and water agencies to purchase hydroelectric power. Under these contracts, the Utility must make specified semi-annual minimum payments whether or not any energy is supplied (subject to the provider's retention of the FERC's authorization) and variable payments for operation and maintenance costs incurred by the providers. These contracts expire on various dates from 2004 to 2031. These costs are also recoverable in rates. At December 31, 1997, the undiscounted future minimum payments under these contracts are $34 million for each of the years 1998 through 2002 and a total of $349 million for periods thereafter. Irrigation district and water agency deliveries in the aggregate account for approximately four percent of the Utility's 1997 electric energy requirements.

   The amount of energy received and the total payments made under all of these power-purchase contracts were:

Year ended December 31,                                      1997           1996           1995
------------------------------------------------------------------------------------------------
(in millions)
Kilowatt-hours received                                     24,389         26,056         26,468
Energy payments                                           $  1,157       $  1,136       $  1,140
Capacity payments                                         $    538       $    521       $    484
Irrigation district and water
     agency payments                                      $     56       $     52       $     50

Note 13:
Contingencies

Nuclear Insurance: The Utility has insurance coverage for property damage and business interruption losses as a member of Nuclear Electric Insurance Limited
(NEIL). Under this policy, if a nuclear generating facility of a member utility suffers a loss due to a prolonged accidental outage, the Utility may be subject to maximum assessments of $23 million (property damage) and $7 million (business interruption), in each case per policy period, in the event losses exceed the resources of NEIL.

   The Utility has purchased primary insurance of $200 million for public liability claims resulting from a nuclear incident. An additional $8.7 billion of coverage is provided by secondary financial protection which provides for loss sharing among utilities owning nuclear generating facilities if a costly incident occurs. If a nuclear incident results in claims in excess of $200 million, the Utility may be assessed up to $159 million per incident, with payments in each year limited to a maximum of $20 million per incident.

Environmental Remediation: The Corporation may be required to pay for environmental remediation at sites where the Corporation has been or may be a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or the California Hazardous Substance Account Act. These sites include former manufactured gas plant sites, power plant sites, and sites used by the Utility for the storage or disposal of materials which may be determined to present a significant threat to human health or the environment because of an actual or potential release of hazardous substances. Under CERCLA, the Corporation's financial responsibilities may include remediation of hazardous substances, even if the Utility did not deposit those substances on the site.

   The Utility records a liability when site assessments indicate remediation is probable and a range of reasonably likely cleanup costs can be estimated. The Utility reviews its sites and measures the liability quarterly, by assessing a range of reasonably likely costs for each identified site using currently available information, including existing technology, presently enacted laws and regulations, experience gained at similar sites, and the probable level of involvement and financial condition of other potentially responsible parties. These estimates include costs for site investigations, remediation, operations and maintenance, monitoring, and site closure. Unless there is a better estimate within this range of possible costs, the Utility records the lower end of this range.

   The cost of the hazardous substance remediation ultimately undertaken by the Utility is difficult to estimate. It is reasonably possible that a change in the estimate will occur in the near term due to uncertainty concerning the Utility's responsibility, the complexity of environmental laws and regulations, and the selection of compliance alternatives. The Utility had an accrued liability at December 31, 1997, of $232 million for hazardous waste remediation costs at those sites, including fossil-fueled power plants, where such costs are probable and quantifiable. Environmental remediation at identified sites may be as much as $442 million if, among other things, other potentially responsible parties are not financially able to contribute to these costs or further investigation indicates that the extent of contamination or necessary remediation is greater than anticipated at sites for which the Utility is responsible. This upper limit of the range of costs was estimated using assumptions least favorable to the Utility, based upon a range of reasonably possible outcomes. Costs may be higher if the Utility is found to be responsible for cleanup costs at additional sites or identifiable possible outcomes change.

   Of the $232 million liability discussed above, the Utility expects to recover $157 million in future rates. The liability also includes $58 million related to power plant decommissioning for environmental clean-up, which the Utility recovered through depreciation. Additionally, the Utility is seeking recovery of costs from insurance carriers and from other third parties. The Corporation believes the ultimate outcome of these matters will not have a material adverse impact on its or the Utility's financial position or results of operations.

Helms Pumped Storage Plant (Helms): Helms is a three-unit hydroelectric combined generating and pumped storage plant owned by the Utility. At December 31, 1997, the Utility's net investment was $691 million. This net investment is comprised of the pumped storage facility (including regulatory assets of $51 million), common plant, and dedicated transmission plant. As part of the 1996 General Rate Case decision in December 1995, the CPUC directed the Utility to perform a cost-effectiveness study of Helms. In July 1996, the Utility submitted its study, which concluded that the continued operation of Helms is cost effective. The Utility recommended that the CPUC take no action and address Helms along with other generating plants in the context of electric industry restructuring.

   Under electric industry restructuring, the uneconomic, above-market portion of Helms is eligible for recovery as a transition cost. However, the Utility will be placed at risk to recover its future operating costs in the newly restructured electric generation market.

                  Notes to Consolidated Financial Statements

   Because the CPUC has not specifically addressed the cost-effectiveness study, the Utility is currently unable to predict whether there will be further changes in rate recovery. The Corporation believes that the ultimate outcome of this matter will not have a material adverse impact on its or the Utility's financial position or results of operations.

Legal Matters:

Chromium Litigation:

In 1994 through 1997, several civil suits were filed against the Utility on behalf of approximately 3,000 individuals. The suits seek an unspecified amount of compensatory and punitive damages for alleged personal injuries and, in some cases, property damage, resulting from alleged exposure to chromium in the vicinity of the Utility's gas compressor stations at Hinkley, Kettleman, and Topock.

   The Utility is responding to the suits and asserting affirmative defenses. The Utility will pursue appropriate legal defenses, including statute of limitations or exclusivity of workers' compensation laws, and factual defenses including lack of exposure to chromium and the inability of chromium to cause certain of the illnesses alleged.

   The Corporation believes that the ultimate outcome of this matter will not have a material adverse impact on its or the Utility's financial position or results of operations.

Texas Franchise Fee Litigation:

In connection with PG&E Corporation's acquisition of Valero, now known as PG&E Gas Transmission, Texas Corporation (GTT), GTT succeeded to the litigation described below.

   GTT and various of its affiliates are defendants in at least two class action suits and five separate suits filed by various Texas cities. The class action suits involve plaintiffs that serve as class representatives for classes consisting of every municipality in Texas (excluding certain cities which filed separate suits) in which any of the defendants engaged in business activities related to natural gas or natural gas liquids or sold or supplied gas or used public rights-of-way. Generally, these cities allege, among other things, that
(1) the defendants that own or operate pipelines have occupied city property and conducted pipeline operations without the cities' consent and without compensating the cities, and (2) the defendants that are gas marketers have failed to pay the cities for accessing and utilizing the pipelines located in the cities to flow gas under city streets. Plaintiffs also allege various other claims against the defendants for failure to secure the cities' consent. Damages are not quantified.

   The Corporation believes that the ultimate outcome of these matters will not have a material adverse impact on its financial position.

Note 14:

Segment Information

The Corporation's business segments consist of the Utility and Unregulated Business Operations (consisting of gas transmission, electric generation, and energy services and commodities).
   The Corporation's business segment information was:

                                                                 Pacific Gas and Electric Company

                                                                                      Unregulated
                                             Electric           Gas          Total       Business      Corporate
(in millions)                                 Utility       Utility        Utility     Operations      and Other       Total
-----------------------------------------------------------------------------------------------------------------------------
1997
Operating revenues                            $ 7,691       $ 1,804        $ 9,495       $5,905         $  --        $15,400
Intersegment revenues(1)                           13            90            103          446          (549)            --
                                              ------------------------------------------------------------------------------
Total operating revenues                        7,704         1,894          9,598        6,351          (549)        15,400
                                              ------------------------------------------------------------------------------
Depreciation and decommissioning                1,521           264          1,785          104            --          1,889
Operating income before income taxes(2)         1,510           321          1,831          (82)          (21)         1,728
Capital expenditures                            1,196           333          1,529          341            --          1,870
Total assets at year end(3)                    19,546         5,601         25,147        6,224          (814)        30,557

1996
Operating revenues                            $ 7,160       $ 1,829        $ 8,989       $  621        $  --         $ 9,610
Intersegment revenues(1)                           12            70             82           58         (140)             --
                                              ------------------------------------------------------------------------------
Total operating revenues                        7,172         1,899          9,071          679         (140)          9,610
                                              ------------------------------------------------------------------------------
Depreciation and decommissioning                  920           256          1,176           46           --           1,222
Operating income before income taxes(2)         1,758            52          1,810           84            2           1,896
Capital expenditures                              922           309          1,231          173           --           1,404
Total assets at year end(3)                    18,431         5,136         23,567        2,858         (188)         26,237

1995
Operating revenues                            $ 7,387        $1,856        $ 9,243       $  379        $  --         $ 9,622
Intersegment revenues(1)                           13            85             98           68          (166)            --
                                              ------------------------------------------------------------------------------
Total operating revenues                        7,400         1,941          9,341          447          (166)         9,622
                                              ------------------------------------------------------------------------------
Depreciation and decommissioning                1,007           267          1,274           86            --          1,360
Operating income before income taxes(2)         2,267           420          2,687           71             5          2,763
Capital expenditures                              680           195            875           90            --            965
Total assets at year end(3)                    19,441         5,248         24,689        2,578          (396)        26,871

(1) Intersegment electric and gas revenues are accounted for at tariff rates prescribed by the CPUC.
(2) General corporate expenses are allocated in accordance with FERC Uniform System of Accounts and requirements of the CPUC.
(3) Utility includes an allocation of common plant in service and allowance for funds used during construction.
(4) Corporate and other assets consist of cash and cash equivalents, short-term investments, receivables transferred from affiliates, and other assets.
(5)  Includes consolidating eliminations.

               Quarterly Consolidated Financial Data (Unaudited)

Due to the seasonal nature of the Utility business and the scheduled refueling outages for Diablo Canyon, operating revenues, operating income, and net income are not generated evenly every quarter during the year.

PG&E Corporation 1997:

All four quarters of 1997 reflected an increase in revenues and expenses due to the acquisitions discussed in the Notes to the Consolidated Financial Statements.

   In the second quarter of 1997, other income increased primarily due to the gain on the sale of International Generating Company, Ltd., which was partially offset by write-downs of certain nonregulated investments.

Utility 1997:

All four quarters of 1997 reflected an increase in operating revenues primarily due to the revisions to the Diablo Canyon ratemaking structure, changes in sales volume provided by the Utility's energy rate recovery mechanisms, and an increase in energy cost revenues to recover energy cost increases. Operating expenses increased primarily due to the increases in Diablo Canyon depreciation and the cost of energy.

1996:

In the second quarter of 1996, operating expenses increased primarily due to the settlement of a litigation claim. In the third quarter of 1996, operating expenses increased primarily due to charges for gas transportation commitments. In the fourth quarter of 1996, operating revenues and operating expenses increased primarily due to the purchase of Energy Source in December 1996. Other income decreased due to write-downs of certain nonregulated investments.

   The Corporation's common stock is traded on the New York, Pacific, and Swiss stock exchanges. There were approximately 180,000 common shareholders of record at December 31, 1997. Dividends are paid on a quarterly basis.


Quarter ended                                          December 31        September 30           June 30          March 31
----------------------------------------------------------------------------------------------------------------------------
(in  millions, except per share amounts)
1997
PG&E Corporation
Operating revenues                                         $4,889               $4,063            $3,083            $3,365
Operating income                                              265                  628               371               464
Net income                                                     94                  257               193               172
Earnings per common share, basic and diluted                  .22                  .62               .49               .42
Dividends declared per common share                           .30                  .30               .30               .30
Common stock price per share
        High                                                30.94                24.94             25.00             24.25
        Low                                                 23.00                22.69             22.38             20.88

Utility
Operating revenues                                         $2,401               $2,541            $2,279            $2,274
Operating income                                              390                  626               370               445
Income available for common stock                             180                  269               122               164

1996
PG&E Corporation and Utility
Operating revenues                                         $2,700               $2,522            $2,139            $2,249
Operating income                                              509                  525               288               574
Net income                                                    141                  225               104               252
Earnings per common share, basic and diluted                  .34                  .55               .25               .61
Dividends declared per common share                           .30                  .49               .49               .49
Common stock price per share
        High                                                24.25                23.88             23.75             28.38
        Low                                                 20.88                19.50             21.50             22.38

                   Report of Independent Public Accountants

To the Shareholders and the Board of Directors of PG&E Corporation and Pacific Gas and Electric Company:

We have audited the accompanying consolidated balance sheets of PG&E Corporation (a California corporation) and subsidiaries and of Pacific Gas and Electric Company (a California corporation) and subsidiaries as of December 31, 1997, and 1996, and the related statements of consolidated income, cash flows, and common stock equity, preferred stock, and preferred securities for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the management of PG&E Corporation and of Pacific Gas and Electric Company. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of PG&E Corporation and subsidiaries and of Pacific Gas and Electric Company and subsidiaries as of December 31, 1997, and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP
San Francisco, California
February 9, 1998


            Responsibility for Consolidated Financial Statements

At both PG&E Corporation and Pacific Gas and Electric Company (the Utility), management is responsible for the integrity of the accompanying consolidated financial statements. These statements have been prepared in accordance with generally accepted accounting principles. Management considers materiality and uses its best judgment to ensure that such statements reflect fairly the financial position, results of operations, and cash flows of PG&E Corporation and the Utility.

   PG&E Corporation and the Utility maintain systems of internal controls supported by formal policies and procedures which are communicated throughout PG&E Corporation and the Utility. These controls are adequate to provide reasonable assurance that assets are safeguarded from material loss or unauthorized use and that necessary records are produced for the preparation of consolidated financial statements. There are limits inherent in all systems of internal controls, based on the recognition that the costs of such systems should not exceed the benefits to be derived. PG&E Corporation and the Utility believe that their systems of internal control provide this appropriate balance. PG&E Corporation management also maintains a staff of internal auditors who evaluate the adequacy of, and assess the adherence to, these controls, policies, and procedures for all of PG&E Corporation, including the Utility.

   Both PG&E Corporation's and the Utility's consolidated financial statements have been audited by Arthur Andersen LLP, PG&E Corporation's independent public accountants. The audit includes a review of the internal accounting controls and performance of other tests necessary to support an opinion. The auditors' report contains an independent informed judgment as to the fairness, in all material respects, of reported results of operations and financial position.

   The Audit Committee of the Board of Directors for PG&E Corporation meets regularly with management, internal auditors, and Arthur Andersen LLP, jointly and separately, to review internal accounting controls and auditing and financial reporting matters. The internal auditors and Arthur Andersen LLP have free access to the Audit Committee, which consists of five outside directors. The Audit Committee has reviewed the financial data contained in this report.

   PG&E Corporation and the Utility are committed to full compliance with all laws and regulations and to conducting business in accordance with high standards of ethical conduct. Management is taking the steps necessary to ensure that all employees and other agents understand and support this commitment. Guidance for corporate compliance and ethics is provided by an officers' Ethics Committee and by a Legal Compliance and Business Ethics organization. PG&E Corporation and the Utility believe that these efforts provide reasonable assurance that each of their operations are conducted in conformity with applicable laws and with their commitment to ethical conduct.

                                   Directors

Boards of Directors of
PG&E Corporation and
Pacific Gas and
Electric Company*

Richard A. Clarke
Chairman of the Board, Retired,
Pacific Gas and Electric Company

Harry M. Conger
Chairman of the Board,
Homestake Mining Company

David A. Coulter
Chairman and Chief
Executive Officer,
BankAmerica Corporation and
Bank of America NT&SA

C. Lee Cox
Vice Chairman, Retired,
AirTouch Communications, Inc.
and President and Chief Executive Officer, Retired,
AirTouch Cellular

William S. Davila
President Emeritus,
The Vons Companies, Inc.
(retail grocery)

Robert D. Glynn, Jr.
Chairman of the Board,
Chief Executive Officer, and President,
PG&E Corporation and
Chairman of the Board,
Pacific Gas and Electric Company

David M. Lawrence, MD
Chairman and
Chief Executive Officer,
Kaiser Foundation Health Plan, Inc.
and Kaiser Foundation Hospitals

Richard B. Madden
Chairman of the Board and
Chief Executive Officer, Retired,
Potlatch Corporation
(diversified forest products)

Mary S. Metz
Dean, University Extension,
University of California, Berkeley

Rebecca Q. Morgan
President and
Chief Executive Officer,
Joint Venture:
Silicon Valley Network
(nonprofit collaborative addressing
critical issues facing Silicon Valley)

Carl E. Reichardt
Chairman of the Board and
Chief Executive Officer, Retired,
Wells Fargo & Company and
Wells Fargo Bank, N.A.

John C. Sawhill
President and
Chief Executive Officer,
The Nature Conservancy
(international environmental
organization)

Alan Seelenfreund
Chairman of the Board and
former Chief Executive Officer,
McKesson Corporation
(distributor of pharmaceuticals and
health care products)

Gordon R. Smith*
President and
Chief Executive Officer,
Pacific Gas and Electric Company

Barry Lawson Williams
President,
Williams Pacific Ventures, Inc.
(venture capital and real estate,
consulting, and mediation)

Permanent Committees of
PG&E Corporation and
Pacific Gas and
Electric Company**

Executive Committees
Within limits, may exercise powers
and perform duties of the Boards.

Robert D. Glynn, Jr., Chair
Harry M. Conger
Richard B. Madden
Mary S. Metz
Carl E. Reichardt
Gordon R. Smith**

Audit Committee
Reviews financial statements and
internal audit and control
procedures with independent
public accountants.

Harry M. Conger, Chair
C. Lee Cox
William S. Davila
Mary S. Metz
Barry Lawson Williams

Finance Committee
Reviews long-term financial and
capital investment policies and objectives, and actions required to achieve those objectives.

Richard B. Madden, Chair
Richard A. Clarke
David A. Coulter
Carl E. Reichardt
John C. Sawhill
Barry Lawson Williams

Nominating and Compensation Committee
Recommends candidates for nomination as directors, recommends compensation and employee benefit policies and practices, and reviews planning for executive development and succession.

Carl E. Reichardt, Chair
David A. Coulter
David M. Lawrence, MD
John C. Sawhill
Alan Seelenfreund

Public Policy Committee
Reviews public policy issues which
could significantly affect customers, shareholders, employees, or the communities served, and recommends plans and programs to address such issues.

Mary S. Metz, Chair
Richard A. Clarke
William S. Davila
Rebecca Q. Morgan
John C. Sawhill

** The composition of the Boards of Directors is the same, except that Gordon R.
   Smith is a member of the Pacific Gas and Electric Company Board of Directors only.
** Except for the Executive Committee, all Committees listed above are committees of the PG&E Corporation Board of Directors. The Executive Committees of the PG&E Corporation and Pacific Gas and Electric Company Boards have the same members, except that Gordon R. Smith is a member of the Pacific Gas and Electric Company Executive Committee only.

                                  Officers
PG&E Corporation

Robert D. Glynn, Jr.
Chairman of the Board,
Chief Executive Officer,
and President

Tony F. DiStefano
Senior Vice President,
Corporate Development

Scott W. Gebhardt
Senior Vice President

Thomas W. High
Senior Vice President, Administration and
External Relations

Jack F. Jenkins-Stark
Senior Vice President

Joseph P. Kearney
Senior Vice President

L. E. Maddox
Senior Vice President

Michael E. Rescoe
Senior Vice President,
Chief Financial Officer, and Treasurer

G. Brent Stanley
Senior Vice President,
Human Resources

Bruce R. Worthington
Senior Vice President and
General Counsel

Leslie H. Everett
Vice President and
Corporate Secretary

Christopher P. Johns
Vice President and
Controller

Jackalyne Pfannenstiel
Vice President,
Business Planning

Greg S. Pruett
Vice President,
Corporate Communications

Daniel D. Richard, Jr.
Vice President,
Governmental Relations

Linda Y. H. Cheng
Assistant Corporate Secretary

Wondy S. Lee
Assistant Corporate Secretary

Eric Montizambert
Assistant Corporate Secretary

Gabriel B. Togneri
Assistant Treasurer

Pacific Gas and
Electric Company

Robert D. Glynn, Jr.
Chairman of the Board

Gordon R. Smith
President and
Chief Executive Officer

Kent M. Harvey
Senior Vice President,
Chief Financial Officer,
and Treasurer

E. James Macias
Senior Vice President and
General Manager,
Generation, Transmission, and
Supply Business Unit

James K. Randolph
Senior Vice President and
General Manager,
Distribution and Customer Service Business Unit

Daniel D. Richard, Jr.
Senior Vice President,
Governmental and
Regulatory Relations

Gregory M. Rueger
Senior Vice President and
General Manager,
Nuclear Power Generation
Business Unit

Shan Bhattacharya
Vice President,
Distribution Engineering and
Planning

Thomas E. Bottorff
Vice President,
Rates and Account Services

Jeffrey D. Butler
Vice President,
Distribution Operations,
Maintenance, and Construction

Barbara Coull Williams
Vice President,
Human Resources

Leslie H. Everett
Vice President and
Corporate Secretary

Katheryn M. Fong
Vice President,
Customer Revenue Transactions

Roger J. Gray
Vice President,
General Services

Robert L. Harris
Vice President,
Community Relations

Russell M. Jackson
Vice President,
Customer Service

Christopher P. Johns
Vice President and
Controller

Junona A. Jonas
Vice President,
Gas and Electric Supply

Steven L. Kline
Vice President,
Regulatory Relations

Thomas C. Long
Vice President,
General Rate Case Project

William R. Mazotti
Vice President,
Gas and Electric Transmission

Roger J. Peters
Vice President and
General Counsel

Robert P. Powers
Vice President,
Diablo Canyon Operations and
Plant Manager

Frank J. Regan
Vice President,
Governmental Relations

Lawrence F. Womack
Vice President,
Nuclear Technical Services

Linda Y. H. Cheng
Senior Assistant
Corporate Secretary

Wondy S. Lee
Assistant Corporate Secretary

Eric Montizambert
Assistant Corporate Secretary

Gabriel B. Togneri
Assistant Treasurer

U.S. Generating Company

Joseph P. Kearney
President and
Chief Executive Officer

P. Chrisman Iribe
Executive Vice President and
Chief Operating Officer

PG&E Gas Transmission

Jack F. Jenkins-Stark
President and
Chief Executive Officer

Terrence E. Ciliske
President and
Chief  Executive Officer of
PG&E Gas Transmission-Texas

Michael J. McDonald
Managing Director of
PG&E Gas Transmission - Australia

PG&E Energy Services

Scott W. Gebhardt
President and
Chief Executive Officer

James C. Davis
Senior Vice President,
Integrated Services

William R. Doucette
Senior Vice President,
Sales

PG&E Energy Trading

L. E. Maddox
President and
Chief Executive Officer

                            Shareholder Information

Shareholder Services Office
77 Beale Street, Room 2600
San Francisco, CA 94105-1814
Call Toll Free 1.800.367.7731
Fax 415.973.7831

For financial and other information about PG&E Corporation and Pacific Gas and Electric Company, please visit our web sites, www.pgecorp.com and www.pge.com

If you have questions about your account or need copies of PG&E Corporation's or Pacific Gas and Electric Company's publications, please write or call the Shareholder Services Office at:

Manager of Shareholder Services
David M. Kelly
Mail Code B26B
P.O. Box 770000
San Francisco, CA 94177-0001
1.800.367.7731

If you have general questions about PG&E Corporation or Pacific Gas and Electric Company, please write or call the Corporate Secretary's Office:

Corporate Secretary
Leslie H. Everett
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105-1108
415.973.2880

Securities analysts, portfolio managers, or other representatives of the investment community should write or call the Investor Relations Office:

Manager of Investor Relations
David E. Kaplan
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105-1108
415.973.3007

PG&E Corporation
General Information
415.973.7000

Pacific Gas and Electric Company
General Information
415.973.7000

Stock Held in Brokerage Accounts
("Street Name")
When you purchase your stock and it is held for you by your broker, the shares are listed with us in the broker's name, or "street name." We do not know the identity of the individual shareholders who hold their shares in this manner-we simply know that a broker holds a number of shares which may be held for any number of investors. If you hold your stock in a street name account, you receive all dividend payments, tax forms, publications, and proxy materials through your broker. If you are receiving unwanted duplicate mailings, you should contact your broker to eliminate the duplications.

PG&E Corporation Dividend Reinvestment Plan
If you hold PG&E Corporation or Pacific Gas and Electric Company stock in your own name, rather than through a broker, you may automatically reinvest dividend payments from common and/or preferred stock in shares of PG&E Corporation common stock through the Dividend Reinvestment Plan (the "Plan"). You may obtain a Plan prospectus and enroll by contacting the Shareholder Services Office. If your certificates are held by a broker (in "street name"), you are not eligible to participate in the Plan.

Direct Deposit of Dividends
If you hold stock in your own name, rather than through a broker, you may have your common and/or preferred dividends transmitted to your bank electronically. You may obtain a direct deposit authorization form by contacting the Shareholder Services Office.

Replacement of Dividend Checks
If you hold stock in your own name and do not receive your dividend check within five business days after the payment date, or if a check is lost or destroyed, you should notify the Shareholder Services Office so that payment may be stopped on the check and a replacement mailed.

Lost or Stolen Stock Certificates
If you hold stock in your own name and your stock certificate has been lost, stolen, or in some way destroyed, you should notify the Shareholder Services Office immediately.

[LOGO OF RECYCLED PAPER] Pages 17-64 printed on recycled paper.

                                       64