Form 10-K, Exhibit 13
period 1999-12-31
PACIFIC GAS & ELECTRIC CO
filed 2000-03-07
CIK 75488

                                                                      EXHIBIT 13

--------------------------------------------------------------------------------
                            SELECTED FINANCIAL DATA

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                      1999       1998       1997       1996       1995
PG&E CORPORATION(1)
FOR THE YEAR
Operating revenues                                         $20,820    $19,577    $15,255    $ 9,610    $ 9,622
Operating income                                               878      2,098      1,762      1,896      2,763
Income from continuing operations                               13        771        745        722      1,269
Earnings per common share from continuing operations,
  basic and diluted                                           0.04       2.02       1.82       1.75       2.99
Dividends declared per common share                           1.20       1.20       1.20       1.77       1.96
AT YEAR-END
Book value per common share                                $ 19.13    $ 21.08    $ 21.30    $ 20.73    $ 20.77
Common stock price per share                                 20.50      31.50      30.31      21.00      28.38
Total assets                                                29,715     33,234     31,115     26,237     26,871
Long-term debt (excluding current portions)                  6,673      7,422      7,659      7,770      8,049
Rate reduction bonds (excluding current portions)            2,031      2,321      2,611         --         --
Redeemable preferred stock and securities of subsidiaries
  (excluding current portions)                                 635        635        750        694        694
PACIFIC GAS AND ELECTRIC COMPANY
FOR THE YEAR
Operating revenues                                         $ 9,228    $ 8,924    $ 9,495    $ 9,610    $ 9,622
Operating income                                             1,993      1,876      1,820      1,896      2,763
Income available for common stock                              763        702        735        722      1,269
AT YEAR-END
Total assets                                               $21,470    $22,950    $25,147    $26,237    $26,871
Long-term debt (excluding current portions)                  4,877      5,444      6,218      7,770      8,049
Rate reduction bonds (excluding current portions)            2,031      2,321      2,611         --         --
Redeemable preferred stock and securities (excluding
  current portions)                                            586        586        694        694        694

(1) PG&E Corporation became the holding company for Pacific Gas and Electric Company on January 1, 1997. The Selected Financial Data of PG&E Corporation and Pacific Gas and Electric Company (the Utility) for the years 1995 and 1996 are identical because they reflect the accounts of the Utility as the predecessor of PG&E Corporation. Matters relating to certain data above, including discontinued operations and the cumulative effect of a change in an accounting principle are discussed in Management's Discussion and Analysis and in the Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

    PG&E Corporation is an energy-based holding company headquartered in San Francisco, California. PG&E Corporation's Northern and Central California energy utility subsidiary, Pacific Gas and Electric Company (the Utility), provides natural gas and electric service to one of every 20 Americans. PG&E Corporation's National Energy Group provides energy products and services throughout North America.

    The National Energy Group businesses develop, construct, operate, own, and manage independent power generation facilities that serve wholesale and industrial customers through PG&E Generating Company, LLC (formerly U.S. Generating Company, LLC) and its affiliates (collectively, PG&E Gen); own and operate natural gas pipelines, natural gas storage facilities, and natural gas processing plants, primarily in the Pacific Northwest and in Texas, through various subsidiaries of PG&E Corporation (collectively, PG&E Gas Transmission or PG&E GT); purchase and sell energy commodities and provide risk management services to customers in major North American markets, including the other National Energy Group non-utility businesses, unaffiliated utilities, marketers, municipalities, and large end-use customers through PG&E Energy Trading--Gas Corporation, PG&E Energy Trading--Power, L.P., and their affiliates (collectively, PG&E Energy Trading or PG&E ET); and provide competitively priced electricity, natural gas, and related services to industrial, commercial, and institutional customers through PG&E Energy Services Corporation (PG&E Energy Services or PG&E ES). In the fourth quarter of 1999, PG&E Corporation's Board of Directors approved a plan for the divestiture of PG&E Corporation's Texas natural gas and natural gas liquids business. Also in the fourth quarter of 1999, PG&E Corporation's Board of Directors approved a plan for the divestiture of PG&E Corporation's retail energy services.

    This is a combined annual report of PG&E Corporation and Pacific Gas and Electric Company. It includes separate consolidated financial statements for each entity. The consolidated financial statements of PG&E Corporation reflect the accounts of PG&E Corporation, the Utility, and PG&E Corporation's wholly owned and controlled subsidiaries. The consolidated financial statements of the Utility reflect the accounts of the Utility and its wholly owned and controlled subsidiaries. This Management's Discussion and Analysis (MD&A) should be read in conjunction with the consolidated financial statements included herein.

    This combined annual report, including our Letter to Shareholders and this MD&A, contains forward-looking statements about the future that are necessarily subject to various risks and uncertainties. These statements are based on assumptions which management believes are reasonable and on information currently available to management. These forward-looking statements are identified by words such as "estimates," "expects," "anticipates," "plans," "believes," and other similar expressions. Actual results could differ materially from those contemplated by the forward-looking statements.

    Factors that could cause future results to differ materially from those expressed in or implied by the forward-looking statements or historical results include:

    - the pace and extent of the ongoing restructuring of the electric and natural gas industries across the United States;

    - operational changes related to industry restructuring, including changes in the Utility's business processes and systems;

    - the method and timing of disposition and valuation of the Utility's hydroelectric generation assets;

    - the timing of the completion of the Utility's transition cost recovery and the consequent end of the current electric rate freeze in California;

    - any changes in the amount the Utility is allowed to collect (recover) from its customers for certain costs that prove to be uneconomic under the new competitive market (called transition costs);

    - future operating performance at the Diablo Canyon Nuclear Power Plant (Diablo Canyon);

    - the method adopted by the California Public Utilities Commission (CPUC) for sharing the net benefits of operating Diablo Canyon with ratepayers and the timing of the implementation of the adopted method;

    - the extent of anticipated growth of transmission and distribution services in the Utility's service territory;

    - future market prices for electricity;

    - future fuel prices;

    - the success of management's strategies to maximize shareholder value in PG&E Corporation's National Energy Group, which may include acquisitions or dispositions of assets, or internal restructuring;

    - the extent to which our current or planned generation development projects are completed and the pace and cost of such completion;

    - generating capacity expansion and retirements by others;

    - the successful integration and performance of acquired assets;

    - the outcome of the Utility's various regulatory proceedings, including the proposal to auction the Utility's hydroelectric generation assets, the electric transmission rate case applications, and post-transition period ratemaking proceedings;

    - fluctuations in commodity gas, natural gas liquids, and electric prices and our ability to successfully manage such price fluctuations; and

    - the pace and extent of competition in the California generation market and its impact on the Utility's costs and resulting collection of transition costs.

    As the ultimate impact of these and other factors is uncertain, these and other factors may cause future earnings to differ materially from results or outcomes we currently seek or expect. Each of these factors is discussed in greater detail in this MD&A.

    In this MD&A, we first discuss our competitive and regulatory environment. We then discuss earnings and changes in our results of operations for 1999, 1998, and 1997. Finally, we discuss liquidity and financial resources, various uncertainties that could affect future earnings, and our risk management activities. Our MD&A applies to both PG&E Corporation and the Utility.

COMPETITIVE AND REGULATORY ENVIRONMENT

    This section provides a discussion of the competitive environment in the evolving energy industry, the California electric industry, the California natural gas business, the National Energy Group, and regulatory matters.

THE COMPETITIVE ENVIRONMENT IN THE EVOLVING ENERGY INDUSTRY

    Historically, energy utilities operated as regulated monopolies within specific service territories where they were essentially the sole suppliers of natural gas and electricity services. Under this model, the energy utilities owned and operated all of the businesses necessary to procure, generate, transport, and distribute energy. These services were priced on a combined (bundled) basis, with rates charged by the energy companies designed to include all of the costs of providing these services. Now, energy utilities face intensifying pressures to "unbundle," or price separately, those activities that are no longer considered natural monopoly services. The most significant of these services are electricity generation and natural gas supply.

    The driving forces behind these competitive pressures are customers who believe they can obtain energy at lower unit prices and competitors who want access to those customers. Regulators and legislators are responding to those customers and competitors by providing for more competition in the energy industry. Regulators and legislators are requiring utilities to "unbundle" rates (separate their various energy services and the prices of those services). This allows customers to compare unit prices of the Utility and other providers when selecting their energy service provider.

    In the natural gas industry, Federal Energy Regulatory Commission (FERC) Order 636 required interstate pipeline companies to divide their services into separate gas commodity sales, transportation, and storage services. Under Order 636, interstate gas pipelines must provide transportation service regardless of whether the customer (often a local gas distribution company) buys the gas commodity from the pipeline.

    In the electric industry, the Public Utilities Regulatory Policies Act of 1978 (PURPA) specifically provided that unregulated companies could become wholesale generators of electricity and that utilities were required to purchase and use power generated by these unregulated companies in meeting their customers' needs. The National Energy Policies Act of 1992 was designed and implemented through FERC Orders 888 and 889 to increase competition in the wholesale unregulated generation market by requiring access to electric utility transmission systems by all wholesale unregulated generators, sellers, and buyers of electricity. Now, an increasing number of states throughout the country either have implemented plans or are considering proposals to separate the generation from the transmission and distribution of electricity through some form of electric industry restructuring.

    To date, the states, not the federal government, have taken the initiative on electric industry restructuring at the retail level. While many bills mandating restructuring of the electric industry have been introduced in Congress, none have passed. As a result, the pace, extent, and methods for restructuring the electric industry vary widely throughout the country. For instance, as of December 31, 1999, 21 states had enacted electric industry restructuring legislation, including California, Texas, Illinois, Pennsylvania, New Jersey, Massachusetts, Rhode Island, New Hampshire, and Connecticut. There also are some states that have passed legislation precluding or significantly slowing down restructuring. Differences in how individual states view electric industry restructuring often relate to the existing unit cost of energy supplies within each state. Generally, states having higher energy unit costs are moving more quickly to deregulate energy supply markets.

    Implementation of our national energy strategy depends, in part, upon the opening of energy markets to provide customer choice of supplier. Undue delays by states or federal legislation to deregulate the electric generation and natural gas supply business could impact the pace of growth of our National Energy Group.

THE CALIFORNIA ELECTRIC INDUSTRY

    In 1998, California became one of the first states in the country to implement electric industry restructuring and establish a competitive market framework for electric generation. Today, most Californians may continue to purchase their electricity from investor-owned utilities such as Pacific Gas and Electric Company, or they may choose to purchase electricity from alternative generation providers (such as unregulated power generators and unregulated retail electricity suppliers such as marketers, brokers, and aggregators). For those customers who have not chosen an alternative generation provider, investor-owned utilities, such as the Utility, continue to be the generation providers. Investor-owned utilities continue to provide distribution services to substantially all customers within their service territories, including customers who choose an alternative generation provider.

COMPETITIVE MARKET FRAMEWORK:

    To create a competitive generation market, a Power Exchange (PX) and an Independent System Operator (ISO) began operating on March 31, 1998. The PX provides a competitive auction process to establish market clearing prices for electricity in the markets operated by the PX. The ISO schedules delivery of electricity for all market participants. The Utility continues to own and maintain a portion of the transmission system, but the ISO controls the operation of the system. Unless or until the CPUC determines otherwise, the Utility is required to bid or schedule into the PX and ISO markets all of the electricity generated by its power plants and electricity acquired under contractual agreements with unregulated generators. Also, the Utility is required to buy from the PX all electricity needed to provide service to retail customers that continue to choose the Utility as their electricity supplier.

    In November 1999, the FERC approved the extension of the ISO's authority to establish price limitations through 2000. The ISO Board increased the applicable price limitation to $750 per megawatt-hour (MWh) on October 1, 1999, but has the option to decrease it to $500 per MWh or make other changes, in view of the FERC's decision. This limits the amount of volatility that occurs in the California electricity market. However, the ISO will review the appropriate level for any price limitations for the summer of 2000 in light of market redesign efforts now being considered, including changes to reduce uninstructed deviations from ISO dispatch orders and changes to permit loads to participate by submitting bids for price-responsive demand in energy or ancillary services markets.

    The Utility is continuing its efforts to develop and implement changes to its business processes and systems, including the customer information and billing system, to accommodate electric industry restructuring. To the extent that the Utility is unable to develop and implement such changes in a successful and timely manner, there could be an adverse impact on the Utility's or PG&E Corporation's future results of operations.

TRANSITION PERIOD, RATE FREEZE, AND RATE REDUCTION:

    California's electric industry restructuring established a transition period during which electric rates remain frozen at 1996 levels (with the exception that, on January 1, 1998, rates for small commercial and residential customers were reduced by 10 percent and remain frozen at this reduced level) and investor-owned utilities may recover their transition costs. Transition costs are generation-related costs that prove to be uneconomic under the new competitive structure. The transition period ends the earlier of December 31, 2001, or when the particular utility has recovered its eligible transition costs.

    Revenues from frozen electric rates provide for the recovery of authorized Utility costs, including transmission and distribution service, public purpose programs, nuclear decommissioning, and rate reduction bond debt service. To the extent the revenues from frozen rates exceed authorized Utility costs, the remaining revenues constitute the competitive transition charge (CTC), which recovers the transition costs. These CTC revenues are being recovered from all Utility distribution customers and are subject to seasonal fluctuations in the Utility's sales volumes and certain other factors. As the CTC is collected regardless of the customer's choice of electricity supplier (i.e., the CTC is non-bypassable), the Utility believes that the availability of choice to its customers will not have a material impact on its ability to recover transition costs.

    To pay for the 10 percent rate reduction, the Utility refinanced
$2.9 billion (the expected revenue reduction from the rate decrease) of its transition costs with the proceeds from the rate reduction bonds. The bonds allow for the rate reduction by lowering the carrying cost on a portion of the transition costs and by deferring recovery of a portion of these transition costs until after the transition period. During the rate freeze, the rate reduction bond debt service will not increase Utility customers' electric rates. If the transition period ends before December 31, 2001, the Utility may be obligated to return a portion of the economic benefits of the transaction to customers. The timing of any such return and the exact amount of such portion, if any, have not yet been determined.

TRANSITION COST RECOVERY:

    Although most transition costs must be recovered during the transition period, certain transition costs can be recovered after the transition period. Except for certain transition costs discussed below, at the conclusion of the transition period, the Utility will be at risk to recover any of its remaining generation costs through market-based revenues.

    Transition costs consist of (1) above-market sunk costs (costs associated with utility generating facilities that are fixed and unavoidable and that were included in customers' rates on December 20, 1995) and future sunk costs, such as costs related to plant removal, (2) costs associated with long-term contracts to purchase power at above-market prices from qualifying facilities (QF) and other power suppliers, and (3) generation-related regulatory assets and obligations. (In general, regulatory assets are expenses deferred in the current or prior periods, to be included in rates in subsequent periods.)

    Above-market sunk costs result when the book value of a facility exceeds its market value. Conversely, below-market sunk costs result when the market value of a facility exceeds its book value. The total amount of generation facility costs to be included as transition costs is based on the aggregate of above-market and below-market values. The above-market portion of these costs is eligible for recovery as a transition cost. The below-market portion of these costs will reduce other unrecovered transition costs. These above- and below-market sunk costs are related to generating facilities that are classified as either non-nuclear or nuclear sunk costs.

    The Utility cannot determine the exact amount of above-market non-nuclear sunk costs that will be recoverable as transition costs until the valuation of the Utility's remaining non-nuclear generating assets, primarily its hydroelectric generating assets, is completed. The valuation, through appraisal, sale, or other divestiture, must be completed by December 31, 2001. The value of seven of the Utility's other non-nuclear generating facilities was determined when these facilities were sold to third parties. The portion of the sales proceeds that exceeded the book value of these facilities was used to reduce other transition costs. On September 30, 1999, the Utility filed an application with the CPUC to determine the market value of its hydroelectric generating facilities and related assets through an open, competitive auction. (See "Generation Divestiture" below.) The Utility plans to use an auction process similar to the one previously approved by the CPUC and successfully used in the sale of the Utility's fossil and geothermal plants. If the market value of the Utility's hydroelectric facilities is determined based upon any method other than a sale of the facilities to a third party, a material charge to Utility earnings could result. Any excess of market value over book value would be used to reduce other transition costs. (See "Generation Divestiture" below.)

    For nuclear transition costs, revenues provided for transition cost recovery are based on the accelerated recovery of the investment in Diablo Canyon over a five-year period ending December 31, 2001. The amount of nuclear generation sunk costs was determined separately through a CPUC proceeding and was subject to a final verification audit that was completed in August 1998. The audit of the Utility's Diablo Canyon accounts at December 31, 1996, resulted in the issuance of an unqualified opinion. The audit verified that Diablo Canyon sunk costs at December 31, 1996, were $3.3 billion of the total $7.1 billion construction costs. The independent accounting firm also issued an agreed-upon special procedures report, requested by the CPUC, that questioned

$200 million of the $3.3 billion sunk costs. The CPUC will review the results of the audit and may seek to make adjustments to Diablo Canyon's sunk costs subject to transition cost recovery. At this time, the Utility cannot predict what actions, if any, the CPUC may take regarding the audit report.

    Costs associated with the Utility's long-term contracts to purchase electric power are included as transition costs. Regulation required the Utility to enter into such long-term agreements with non-utility generators. Prices fixed under these contracts are now typically above prices for power in wholesale markets. (See Note 14 of Notes to Consolidated Financial Statements.) Over the remaining life of these contracts, the Utility estimates that it will purchase
299 million MWh of electric power. To the extent that the individual contract prices are above the market price, the Utility is collecting the difference between the contract price and the market price from customers, as a transition cost, over the term of the contract. The contracts expire at various dates through 2028.

    The total costs under long-term contracts are based on several variables, including the capacity factors of the related generating facilities and future market prices for electricity. During 1999, the average price paid under the Utility's long-term contracts for electricity was 6.3 cents per kilowatt-hour
(kWh). The average cost of electricity purchased at market rates from the PX for the year ended December 31, 1999, was 3.7 cents per kWh. The average cost of electricity purchased at market rates from the PX for the period from March 31, 1998, the PX's establishment date, to December 31, 1998, was 3.2 cents per kWh.

    Generation-related regulatory assets and obligations (net generation-related regulatory assets) are included as transition costs. At December 31, 1999 and 1998, the Utility's generation-related net regulatory assets totaled $4 billion and $5.4 billion, respectively.

    Certain transition costs can be recovered through a non-bypassable charge to distribution customers after the transition period. These costs include
(1) certain employee-related transition costs, (2) above-market payments under existing long-term contracts to purchase power, discussed above, (3) up to $95 million of transition costs to the extent that the recovery of such costs during the transition period was displaced by the recovery of electric industry restructuring implementation costs, and (4) transition costs financed by the rate reduction bonds. Transition costs financed by the issuance of rate reduction bonds will be recovered over the term of the bonds. In addition, the Utility's nuclear decommissioning costs are being recovered through a CPUC-authorized charge, which will extend until sufficient funds exist to decommission the nuclear facility. During the rate freeze, the charge for these costs will not increase Utility customers' electric rates. Excluding these exceptions, the Utility will write off any transition costs not recovered during the transition period.

    The Utility is amortizing its transition costs, including most generation-related regulatory assets, over the transition period in conjunction with the available CTC revenues. During the transition period, a reduced rate of return on common equity of 6.77 percent applies to all generation assets, including those generation assets reclassified to regulatory assets. Effective January 1, 1998, the Utility started collecting these eligible transition costs through the non-bypassable CTC and generation divestiture. For the years ended December 31, 1999 and 1998, regulatory assets related to electric industry restructuring decreased by $1,359 million and $609 million, respectively, which reflects the recovery of eligible transition costs.

    During the transition period, the CPUC reviews the Utility's compliance with accounting methods established in the CPUC's decisions governing transition cost recovery and the amount of transition costs requested for recovery. The CPUC is currently reviewing non-nuclear transition costs amortized during 1998 and the first six months of 1999.

GENERATION DIVESTITURE:

    In 1998, the Utility sold three fossil-fueled generation plants for $501 million. These three fossil-fueled plants had a combined book value at the time of the sale of $346 million and had a combined capacity of 2,645 megawatts
(MW).

    On April 16, 1999, the Utility sold three other fossil-fueled generation plants for $801 million. At the time of sale, these three fossil-fueled plants had a combined book value of $256 million and had a combined capacity of 3,065 MW.

    On May 7, 1999, the Utility sold its complex of geothermal generation facilities for $213 million. At the time of sale, these facilities had a combined book value of $244 million and had a combined capacity of 1,224 MW.

    The gains from the sale of the fossil-fueled generation plants were used to offset other transition costs. Likewise, the loss from the sale of the complex of geothermal generation facilities is being recovered as a transition cost.

    The Utility has retained a liability for required environmental remediation related to any pre-closing soil or groundwater contamination at the plants it has sold.

    On September 30, 1999, the Utility filed an application with the CPUC to determine the market value of its hydroelectric generating facilities and related assets through an open, competitive auction. The Utility proposes to use an auction process similar to the one previously approved by the CPUC and successfully used in the sale of the Utility's fossil and geothermal plants. Under the process proposed in the application, another subsidiary of PG&E Corporation, PG&E Gen, would be permitted to participate in the auction on the same basis as other bidders.

    The sale of the hydroelectric facilities would be subject to certain conditions, including the transfer or re-issuance of various permits and licenses by the FERC and other agencies. In addition, the FERC must approve assignment of the Utility's Reliability Must Run Contract with the ISO for any facility subject to such contract. Under the proposed purchase and sale agreement, the CPUC's approval of the proposed sale on terms acceptable to the Utility in the Utility's sole discretion is also a condition precedent to the closing of any sale.

    On January 13, 2000, a scoping memo and ruling was issued that separates the proceeding into two concurrent phases: one to review the potential environmental impacts of the proposed auction under the California Environmental Quality Act and a second to determine whether the Utility's auction proposal, or some other alternative to the proposal, is in the public interest. The ruling notes that the divestiture and valuation issues can best be considered after the environmental impacts of a change in ownership have been reviewed. Potential bidders will also be able to incorporate the costs of any mitigation measures that may be required into their bids. The ruling sets a procedural schedule which calls for a final decision on the Utility's auction proposal by October 19, 2000, and a final environmental impact report published in November 2000. The ruling also anticipates that a final CPUC decision approving the sale would be issued by May 15, 2001. Finally, the ruling prohibits the Utility from withdrawing its application without express CPUC authority. It is uncertain whether the CPUC will ultimately approve the Utility's auction proposal.

    At December 31, 1999, the book value of the Utility's net investment in hydroelectric generation assets was approximately $0.7 billion, excluding approximately $0.5 billion of net investment reclassified as regulatory assets. Any excess of market value over the $0.7 billion book value would be used to reduce transition costs, including the remaining $0.5 billion of regulatory assets related to the hydroelectric generation assets. If the market value of the hydroelectric generation assets is determined by any method other than a sale of the assets to a third party, or if the winning bidder for any of the auctioned assets is PG&E Gen, a material charge to Utility earnings could result. The timing and nature of any such charge is dependent upon the valuation method and procedure adopted, and the method of implementation. As discussed below, it is possible that the CPUC will require an interim valuation through an estimate of market value of the assets prior to transfer, sale, or other divestiture, which could also result in a material charge. While transfer or sale to an affiliated entity such as PG&E Gen would result in a material charge to income, neither PG&E Corporation nor the Utility believes that the sale of any generation facilities to a third party will have a material impact on its results of operations.

    The Utility's ability to continue recovering its transition costs depends on several factors, including (1) the continued application of the regulatory framework established by the CPUC and state legislation, (2) the amount of transition costs ultimately approved for recovery by the CPUC, (3) the determined value of the Utility's hydroelectric generation facilities,
(4) future Utility sales levels, (5) future Utility fuel and operating costs, and (6) the market price of electricity. Given the current evaluation of these factors, PG&E Corporation believes that the Utility will recover its transition costs. However, a change in one or more of these factors could affect the probability of recovery of transition costs and result in a material charge.

POST-TRANSITION PERIOD:

    In October 1999, the CPUC issued a decision in the Utility's post-transition period ratemaking proceeding. Among other matters, the CPUC's decision addresses the mechanisms for ending the current electric rate freeze and for establishing post-transition period accounting mechanisms and rates. The decision requires Diablo Canyon generation to be priced at prevailing market rates after the transition period. This portion of the decision is further discussed below under "Regulatory Matters - Post-Transition Period Ratemaking Proceeding."

    The CPUC decision requires the Utility to provide quarterly forecasts of when the Utility's rate freeze (i.e., transition period) may end based on various assumptions regarding energy prices and the book value of the Utility's remaining generation assets. The Utility is required to notify the CPUC three months before the earliest forecasted end of its rate freeze and provide draft tariff language and sample calculations of the rates that would go into effect when the rate freeze ends. After the Utility completes its transition cost recovery, it must implement its post-rate-freeze rates.

    The timing of the end of the rate freeze and corresponding transition period will, in part, depend on the timing of the valuation of the Utility's hydroelectric generating assets and the ultimate determined value of such assets since any excess of market value over the assets' book value would be used to reduce transition costs. If the value of the Utility's hydroelectric generation assets is significantly higher than the related book value, the transition period and the rate freeze could end before December 31, 2001, and potentially could end during 2000. The CPUC is considering the Utility's proposal to auction its hydroelectric assets, although the CPUC could also require the Utility to implement an interim valuation of the assets. In another proceeding (the 1998 Annual Transition Cost Proceeding (ATCP)), a CPUC administrative law judge issued a proposed decision on January 7, 2000, which contained a proposed change to the rules previously in place for the amortization of transition costs. Under the final decision, issued on February 17, 2000, on a prospective basis the utilities are required to assess the estimated market value of their remaining non-nuclear generating assets, including the land associated with those assets, on an aggregate basis at a value not less than the net book value of those assets and to credit the Transition Cost Balancing Account (TCBA) with the estimated value. The decision encourages the utilities to base such estimates on realistic assessments of the market value of the assets. The final decision did not adopt the proposed decision's recommendation to establish a new regulatory asset account that would allow a true-up when the estimated market value is greater than actual market value. However, the decision states that crediting the TCBA with the aggregate net book value of the remaining non-nuclear generating assets is a conservative approach and remedies any concerns regarding the lack of a true-up. The decision provides that if the estimated market valuation is less than book value for any individual asset, accelerated amortization of the associated transition costs will continue until final market valuation of the asset occurs through sale, appraisal, or other divestiture. If the final value of the assets, determined through sale, appraisal, or other divestiture, is higher than the estimate, the excess amount would be used to pay remaining transition costs, if any. The utilities are required to file the adjusted entries to their respective TCBA based on the estimated market values with the CPUC by March 9, 2000. The filing will become effective after appropriate review by the CPUC's Energy Division and the TCBA entries are subject to review in the next ATCP. If an estimate of the market value of the non-nuclear generating assets is adopted that exceeds the aggregate net book value of those assets, a charge to earnings would result.

    After the rate freeze and transition periods end, the Utility must refund to electric customers any over-collected transition costs (plus interest at the Utility's authorized rate of return) within one year after the end of the rate freeze. The Utility also will be prohibited from collecting after the rate freeze any electric costs incurred during the rate freeze but not recovered during the rate freeze, including costs that are not classified as transition costs. Through the end of its rate freeze, the Utility will continue to incur certain non-transition costs and place those costs into balancing and memorandum accounts for future recovery. There is a risk that the Utility will be unable to collect certain non-transition costs that, due to lags in the regulatory cost approval process, have not been approved for recovery nor collected when the rate freeze ends. The Utility is unable to predict the amount of such potential unrecoverable costs.

    The CPUC also has established the Purchased Electric Commodity Account for the Utility to track energy costs after the rate freeze and transition period end. The CPUC intends to explore other ratemaking issues, including whether dollar-for-dollar recovery of energy costs is appropriate, in the second phase of the post-transition electric ratemaking proceeding. There are three primary options for the future regulatory framework for utility electric energy procurement cost recovery after the rate freeze: (1) a CPUC-defined procurement practice, that if followed by the Utility, would pass through costs without the need for reasonableness reviews, (2) a pass-through of costs subject to after-the-fact reasonableness reviews, or (3) a procurement incentive mechanism with rewards and penalties determined based on the Utility's energy purchasing performance compared to a benchmark. The Utility proposed adoption of either a defined procurement practice or a procurement incentive mechanism, neither of which would involve reasonableness reviews. The volatility of earnings and risk exposure of the Utility related to post-transition period purchases of electricity is dependent on which of these options, or some other approach, is adopted.

    After the transition period, the Utility's future earnings from its electric distribution will be subject to volatility as a result of sales fluctuations.

DISTRIBUTED GENERATION AND ELECTRIC DISTRIBUTION COMPETITION:

    In October 1999, the CPUC issued a decision outlining how the CPUC, in cooperation with other regulatory agencies and the California Legislature, plans to address the issues surrounding distributed generation, electric distribution competition, and the role of the utility distribution companies (such as Pacific Gas and Electric Company) in the competitive retail electric market. Distributed generation enables siting of electric generation technologies in close proximity to the electric demand (referred to as "load"). The CPUC decision opened a new rulemaking proceeding to examine various issues concerning distributed generation, including interconnection issues, who can own and operate distributed generation, environmental impacts, the role of utility distribution companies, and the rate design and cost allocation issues associated with the deployment of distributed generation facilities. With respect to electric distribution competition, the CPUC directed its staff to deliver a report by April 21, 2000, on the different policy options that the CPUC, in cooperation with the California Legislature, can pursue. Following the issuance of the report, the CPUC expects to open one or more new proceedings to address electric distribution competition and competition in the retail electric market.

THE CALIFORNIA NATURAL GAS BUSINESS

    Restructuring of the natural gas industry on both the national and the state levels has given choices to California utility customers to meet their gas supply needs. The Utility offers transmission, distribution, and storage services as separate and distinct services to its industrial and larger commercial gas (noncore) customers. Customers have the opportunity to select from a menu of services offered by the Utility and they pay only for the services that they use. Access to the transmission system is possible for all gas marketers and shippers, as well as noncore end users.

    The Utility's residential and smaller commercial gas (core) customers can select the commodity gas supplier of their choice. However, the Utility continues to purchase gas as a regulated supplier for those core customers who request it, serving 3.8 million core customers in its service territory.

    The Utility's costs of purchasing gas for core customers through 2002 are regulated by the core procurement incentive mechanism, a form of incentive ratemaking that provides the Utility a direct financial incentive to procure gas and transportation services at the lowest reasonable costs by comparing all procurement costs to an aggregate market-based benchmark. If costs fall within a range (referred to as "tolerance band") around the benchmark, costs are considered reasonable and fully recoverable from ratepayers. If procurement costs fall outside the tolerance band, ratepayers and shareholders share savings or costs, respectively.

    The Gas Accord settlement agreement, approved by the CPUC in 1997, established gas transmission rates within California for the period from March 1998 through December 2002 for the Utility's core and noncore customers and eliminated regulatory protection against variations in noncore transmission revenues. As a result, the Utility is at risk for variations between actual and forecasted transmission throughput volumes.

    Rates for gas distribution services continue to be set by the CPUC and are designed to provide the Utility an opportunity to recover its costs of service and include a return on its investment. The regulatory mechanisms for setting gas distribution rates are discussed below under "Regulatory Matters."

NATIONAL ENERGY GROUP

    PG&E Corporation's National Energy Group has been formed to pursue opportunities created by the gradual restructuring of the energy industry across the nation. The National Energy Group integrates our national power generation, gas transmission, and energy trading and services businesses. The National Energy Group contemplates increasing PG&E Corporation's national market presence through a balanced program of acquisition and development of energy assets and businesses, while at the same time undertaking ongoing portfolio management of its assets and businesses. PG&E Corporation's ability to anticipate and capture profitable business opportunities created by restructuring will have a significant impact on PG&E Corporation's future operating results.

    Certain New England states where our National Energy Group operates electric generation facilities were, like California, among the first states in the country to introduce electric industry restructuring. As a result of this restructuring and certain other regulatory initiatives, the wholesale unregulated electricity market in New England features a bid-based market and an ISO.

INDEPENDENT POWER GENERATION:

    Through PG&E Gen and its affiliates, we participate in the development, construction, operation, ownership, and management of non-utility electric generating facilities that compete in the United States power generation market. In September 1998, PG&E Corporation, through its indirect subsidiary USGen New England, Inc. (USGenNE), completed the acquisition of a portfolio of electric generation assets and power supply contracts from the New England Electric System (NEES). The purchased assets include hydroelectric, coal, oil, and natural gas generation facilities with a combined generating capacity of about 4,000 MW.

    Including fuel and other inventories and transaction costs, the financing requirements for this transaction were approximately $1.8 billion, funded through an aggregate of $1.3 billion of PG&E Gen and USGenNE debt and a $425 million equity contribution from PG&E Corporation. The net purchase price has been allocated as follows: (1) electric generating assets of $2.3 billion,
(2) receivable for support payments of $0.8 billion, and (3) above-market contractual obligations of $1.3 billion, relating to acquired power purchase agreements, gas agreements, and standard offer agreements.

    As part of the New England electric industry restructuring, the local utility companies were required to offer Standard Offer Service (SOS) to their retail customers. Retail customers may select alternative suppliers at any time. The SOS is intended to provide customers with a price benefit (the commodity electric price offered to the retail customer is expected to be less than the market price) for the first several years, followed by a price disincentive that is intended to stimulate the retail market.

    Retail customers may continue to receive SOS through June 30, 2002, in New Hampshire (subject to early termination on December 31, 2000, at the discretion of the New Hampshire Public Service Commission), through December 31, 2004, in Massachusetts, and through December 31, 2009, in Rhode Island. However, if customers choose an alternate supplier, they are precluded from going back to the SOS.

    In connection with the purchase of the generation assets, USGenNE entered into wholesale agreements with certain of the retail companies of NEES to supply at specified prices the electric capacity and energy requirements necessary for their retail companies to meet their SOS obligations. These companies are responsible for passing on to us the revenues generated from the SOS. USGenNE currently is indirectly serving a large portion of the SOS electric capacity and energy requirements for these companies, except in New Hampshire. For the year ended December 31, 1999, the SOS price paid to generators was $0.035 per Kwh for generation. On March 1, 1999, Constellation Power Source, Inc. (Constellation) won the New Hampshire component of the SOS through a competitive bidding solicitation. On January 7, 2000, USGenNE paid approximately $15 million to a third party for this third party's assumption of 10 percent of the Massachusetts Electric Company/Nantucket Electric Company SOS and 40 percent of the Narragansett SOS.

    Like other utilities, New England utilities previously entered into agreements with unregulated companies (e.g., qualifying facilities under PURPA) to provide energy and capacity at prices that are anticipated to be in excess of market prices. We assumed NEES' contractual rights and duties under several of these power purchase agreements. At December 31, 1999, these agreements provided for an aggregate 470 MW of capacity. However, NEES will make support payments to us toward the cost of these agreements. The support payments by NEES total
$0.9 billion in the aggregate (undiscounted) and are due in monthly installments from September 1998 through January 2008. In certain circumstances, with our consent, NEES may make a full or partial lump-sum accelerated payment.

    Initially, approximately 90 percent of the acquired operating capacity, including capacity and energy generated by other companies and provided to us under power purchase agreements, is dedicated to servicing SOS customers. To the extent that customers eligible to receive SOS choose alternate suppliers, or as these obligations are sold to other parties, this percentage will decrease. As customers choose alternate suppliers, or the SOS obligations are sold, a greater proportion of the output of the acquired operating capacity will be subject to market prices.

GAS TRANSMISSION OPERATIONS:

    PG&E Corporation participates in the "midstream" portion of the gas business through PG&E GT NW. PG&E GT NW owns and operates gas transmission pipelines and associated facilities which extend over 612 miles from the Canada-U.S. border to the Oregon-California border. PG&E GT NW provides firm and interruptible transportation services to third party shippers on an open-access basis. Its customers are principally retail gas distribution utilities, electric utilities that use natural gas to generate electricity, natural gas marketing companies, natural gas producers, and industrial consumers.

    On January 27, 2000, PG&E Corporation's National Energy Group signed a definitive agreement with El Paso Field Services Company (El Paso) providing for the sale to El Paso, a subsidiary of El Paso Energy Corporation, of the stock of PG&E Gas Transmission, Texas Corporation and PG&E Gas Transmission Teco, Inc. (collectively, PG&E GTT). The consideration to be received by the National Energy Group includes $279 million in cash subject to a working capital adjustment, the assumption by El Paso of debt having a book value of $624 million, and other liabilities associated with PG&E GTT.

    In 1999, PG&E Corporation recognized a charge against earnings of $890 million after tax, or $2.42 per share, to reflect PG&E GTT's assets at their fair market value. The composition of the pre-tax charge is as follows: (1) an $819 million write-down of net property, plant, and equipment, (2) the elimination of the unamortized portion of goodwill, in the amount of $446 million, and (3) an accrual of $10 million representing selling costs.

    Proceeds from the sale will be used to retire short-term debt associated with PG&E GTT's operations and for other corporate purposes. Closing of the sale, which is expected in the first half of 2000, is subject to approval under the Hart Scott Rodino Act.

ENERGY TRADING:

    Through PG&E ET, we purchase bulk volumes of power and natural gas from PG&E Corporation affiliates and the wholesale market. We then schedule, transport, and resell these commodities, either directly to third parties or to other PG&E Corporation affiliates. PG&E ET also provides risk management services to PG&E Corporation's other businesses (except the Utility) and to wholesale customers. (See "Price Risk Management Activities" below; and Note 3 of the Notes to Consolidated Financial Statements.)

ENERGY SERVICES:

    In December 1999, PG&E Corporation's Board of Directors approved a plan to dispose of PG&E ES, its wholly owned subsidiary, through a sale. As of December 31, 1999, the intended disposal has been accounted for as a discontinued operation. In connection with this transaction, PG&E Corporation's investment in PG&E ES was written down to its estimated net realizable value. In addition, PG&E Corporation provided a reserve for anticipated losses through the date of sale. The total provision for discontinued operations was $58 million, net of income taxes of $36 million. While there is no definite sales agreement, it is expected that the disposition will be completed in 2000. The amounts that PG&E Corporation will ultimately realize from this disposal could be materially different from the amounts assumed in arriving at the estimated loss on disposal of the discontinued operations. The PG&E ES business segment generated net losses of $40 million (or $0.11 per share), $52 million (or $0.14 per share), and $29 million (or $0.07 per share), for the years ended December 31, 1999, 1998, and 1997, respectively.

REGULATORY MATTERS

    A significant portion of PG&E Corporation's operations are regulated by federal and state regulatory commissions. These commissions oversee service levels and, in certain cases, PG&E Corporation's pricing for its regulated services. Following are the percentages of 1999 revenues that fell under the jurisdiction of these various regulatory agencies:

                                                              UTILITY    CONSOLIDATED
Cost of service-based                                           96.8%        42.3%
Market                                                           3.2%        57.7%

    The Utility is the only subsidiary with significant regulatory proceedings at this time. Some of the items that affected reported 1999 results, and will affect future Utility authorized revenues, include the 1999 General Rate Case, the year 2000 cost of capital proceeding, the post-transition period ratemaking proceeding, the FERC transmission rate cases, the catastrophic event memorandum account proceeding, the CPUC's gas strategy investigation-Phase 2, and the 1997 and 1998 electric base revenue increase proceeding. These items are discussed below. Any requested change in authorized electric revenues resulting from any of the electric proceedings would not impact the Utility's customer electric rates through the transition period because these rates are frozen in accordance with the electric transition plan. However, the amount of remaining revenues providing for the recovery of transition costs would be affected. Any change in authorized gas revenues resulting from gas proceedings would increase or decrease the Utility's customer gas rates.

THE 1999 GENERAL RATE CASE (GRC):

    In December 1997, the Utility filed its 1999 GRC application with the CPUC. During the GRC process, the CPUC examines the Utility's costs to determine the amount the Utility may charge customers for base revenues (non-fuel related costs). The Utility requested distribution revenue increases to maintain and improve natural gas and electric distribution reliability, safety, and customer service. The requested revenues, as updated, included an increase of $445 million in electric base revenues and an increase of $377 million in natural gas base revenues over the 1998 authorized revenues.

    The Utility received a final decision on its 1999 GRC application on February 17, 2000. This final decision increased electric distribution revenues by $163 million and gas distribution revenues by $93 million, as compared to revenues authorized for 1998. This revenue increase is retroactive to January 1, 1999. The impact of these increases resulted in an increase in earnings of $153 million, or $0.42 per share, and was reflected in the fourth quarter of 1999.

    The Utility's GRC application also contained a proposal for an Attrition Rate Adjustment (ARA) to adjust revenues in 2000 and 2001 if a performance-based ratemaking (PBR) mechanism is not adopted for 2000 or 2001. The final decision denies the Utility's request for an ARA to adjust revenues in 2000, but adopts an ARA for 2001. The final decision orders that the CPUC oversee an audit of the Utility's 1999 distribution capital spending, and that the 2001 ARA be subject to modification to take into account the results of the audit. The 2001 ARA will also be subject to modification to recognize amounts recorded in a new balancing account that the final decision requires be established for vegetation management expenses.

THE YEAR 2000 COST OF CAPITAL PROCEEDING:

    In November 1999, the Utility filed its 2000 cost of capital application with the CPUC to establish its authorized rates of return on an unbundled basis for electric and natural gas distribution operations. To reflect increasing interest rates, the Utility has requested a return on equity (ROE) of
12.5 percent and an overall rate of return of 9.76 percent as compared to its 1999 authorized rates of 10.6 percent ROE and 8.75 percent overall rate of return. The Utility has not requested any change in its authorized capital structure for 2000. The Utility's current authorized capital structure is
46.2 percent long-term debt, 5.8 percent preferred stock, and 48 percent common equity.

    If granted, the requested ROE would increase electric distribution revenues by approximately $127.8 million and natural gas distribution revenues by approximately $36.6 million, based on the rate base authorized in the Utility's 1999 GRC. The Utility requested that a final CPUC decision be issued in June 2000. On February 17, 2000, the CPUC issued a decision to allow the final CPUC decision, when it is adopted, to be effective retroactively to February 17, 2000.

    Consistent with the rate freeze, there will be no change in electric rates in 2000. Also, the return on the Utility's electric transmission-related assets will be determined by the FERC in 2000. Finally, the return on the Utility's natural gas transmission and storage business was incorporated in rates established in the Gas Accord.

POST-TRANSITION PERIOD RATEMAKING PROCEEDING:

    In October 1999, the CPUC issued a decision in the Utility's post-transition period ratemaking proceeding. Among other matters, the CPUC's decision addresses the mechanisms for ending the current electric rate freeze and for establishing post-transition period accounting mechanisms and rates.

    The decision prohibits the Utility from continuing to price electric generation from Diablo Canyon based on the incremental cost incentive price
(ICIP) after the transition period has ended. The ICIP, which has been in place since January 1, 1997, is a performance-based mechanism that establishes a rate per kWh generated by the facility. The ICIP prices for 1999, 2000, and 2001 are
3.37 cents per kWh, 3.43 cents per kWh, and 3.49 cents per kWh, respectively. The average price for base load electric energy (the price received for a constant level of electric generation for all hours of electric demand) sold at market rates to the California PX for the 12-month period ended December 31, 1999, was 3.7 cents per kWh. The average price for base load electric energy sold at market rates to the PX from March 31, 1998, the PX's establishment date, to December 31, 1998, was 3.2 cents per kWh.

Future market prices may be higher or lower. Under the CPUC's decision, after the transition period, the Utility must price Diablo Canyon generation at the prevailing market price for power.

    Further, pursuant to the 1997 CPUC decision establishing the ICIP, the Utility is required to begin sharing 50 percent of the net benefits of operating Diablo Canyon with ratepayers commencing January 1, 2002. The CPUC may interpret a more recent decision to commence the benefit-sharing at the end of the transition period. The Utility is required to file an application by July 2000 with its proposal for the methods to be used in the valuation of the benefits associated with the operation of Diablo Canyon, and the mechanism to be used to share these benefits with ratepayers. The Utility and PG&E Corporation are unable to predict what type of valuation and sharing mechanism will be adopted and what the ultimate financial impact of the sharing mechanism will have on results of operation or financial position.

    The CPUC's decision also prohibits the Utility from collecting after the rate freeze any electric costs incurred but not recovered during the rate freeze, including costs that are not transition costs and are not related to generation assets such as under-collected accounting balances relating to power purchases.

    See the discussion above under "Competitive and Regulatory Environment -- The California Electric Industry Post-Transition Period."

    In November 1999, the Utility filed an application for rehearing the CPUC's decision.

    The ultimate financial impact of the provisions of the CPUC's decision described above will depend on the date the Utility's transition cost recovery is completed and the rate freeze ends, future costs including Diablo Canyon operating costs, future market prices for electricity, the amount of any electric non-transition costs that have been incurred but not recovered as of the end of the rate freeze, the timing of various regulatory proceedings in which the Utility seeks approval for rate recovery of various costs incurred during the rate freeze, and other variables that PG&E Corporation and the Utility are unable to predict.

FERC TRANSMISSION RATE CASES:

    Since April 1998, all electric transmission revenues are authorized by the FERC. During 1998 and 1999, the FERC issued orders that put into effect various rates to recover electric transmission costs from the Utility's former bundled rate transmission customers. All 1998 and 1999 rates currently are subject to refund, pending final decisions in the transmission cases. In April 1999, the Utility filed a settlement with the FERC that, if approved, would allow the Utility to recover $345 million for the period of April 1998 through May 1999. In May 1999, the FERC accepted, subject to refund, the Utility's March 1999 request to begin recovering, as of May 31, 1999, $324 million annually. In October 1999, the FERC accepted, subject to refund, the Utility's request to increase revenues to $370 million annually, beginning in April 2000. The Utility does not expect a material impact on its financial position or results of operations resulting from these matters.

CATASTROPHIC EVENT MEMORANDUM ACCOUNT PROCEEDING:

    In September 1999, the Utility entered into a Settlement Agreement with the CPUC's Office of Ratepayer Advocates (ORA), and other parties, in a proceeding addressing the Catastrophic Events Memorandum Account. The settlement provides for a $59 million increase in electric distribution revenue requirement and an $11 million increase in gas distribution revenue requirement effective
January 1, 2000. The increase compensates the Utility for service restoration following several events, beginning with the Oakland Hills fire of 1991 and ending with the storms of February 1998. A CPUC decision is expected in early 2000.

THE CPUC'S GAS STRATEGY INVESTIGATION, PHASE 2:

    In January 1998, the CPUC opened a rulemaking proceeding to explore changes in the natural gas industry in California. In July 1999, the CPUC issued a decision identifying promising options for restructuring the natural gas industry. In the decision, the CPUC reaffirmed the basic structure of the Gas Accord. The CPUC further stated that it seeks to explore a market structure that maintains the utilities' traditional role of providing fully integrated default service while removing obstacles to competitive unbundled services. The CPUC opened a new investigative proceeding to explore in more detail the anticipated costs and benefits associated with the different market structure options it has identified. On January 28, 2000, PG&E Corporation and a broad-based coalition of shippers, consumer groups, marketers, and others filed a settlement with the CPUC which would reaffirm the basic structure of the Gas Accord and continue the Gas Accord through its original term of December 31, 2002.

ELECTRIC BASE REVENUE INCREASE PROCEEDING:

    Section 368(e) of the California Public Utilities Code was adopted as part of the California electric industry restructuring legislation. It provided for an increase in the Utility's electric base revenues for 1997 and 1998, for enhancement of transmission and distribution system safety and reliability. In accordance with Section 368(e), the CPUC authorized a 1997 base revenue increase of $164 million. For 1998, the CPUC authorized an additional base revenue increase of $77 million. Section 368(e) expenditures are subject to review by the CPUC.

    In July 1999, the ORA filed reports on the Utility's Section 368(e) expenditures recommending a disallowance of $88.4 million in expenditures for 1997 and 1998. In August 1999, The Utility Reform Network (TURN) recommended an additional $14 million disallowance for a total recommended disallowance for 1997 and 1998 expenditures of $102.4 million. The Utility opposed the recommended disallowances and hearings were held in October 1999. A proposed decision is not expected until the first quarter of 2000. Any proposed decision would be subject to comment by the parties and change by the CPUC before a final decision is issued. The Utility does not expect a material impact on its financial position or results of operations resulting from these matters.

RESULTS OF OPERATIONS

    In this section, we present the components of our results of operations for 1999, 1998, and 1997. The Utility received a final decision on its 1999 GRC application on February 17, 2000. As discussed further in "Regulatory Matters" above, the final decision did not increase electric revenues, although it increased the deferral of electric transition costs by $163 million over the amount that would have been deferred under the 1998 revenue requirement. This revenue increase was retroactive to January 1, 1999. The impact of the 1999 GRC resulted in an increase in earnings of $153 million, or $0.42 per share, and was reflected in the fourth quarter of 1999.

    The table below shows for 1999, 1998, and 1997, certain items from our Statement of Consolidated Income detailed by Utility and National Energy Group operations of PG&E Corporation. (In the "Total" column, the table shows the combined results of operations for these groups.) The information for PG&E Corporation (the "Total" column) excludes transactions between its subsidiaries (such as the purchase of natural gas by the Utility from the unregulated business operations). Following this table we discuss earnings and explain why the components of our results of operations varied from the year before for 1999 and 1998.

                                              UTILITY                      NATIONAL ENERGY GROUP
                                              --------   ----------------------------------------------------------
                                                                          PG&E GT                    ELIMINATIONS &
(IN MILLIONS)                                            PG&E GEN      NW       TEXAS     PG&E ET       OTHER(1)       TOTAL
1999
Operating revenues                             $9,228     $1,122      $224     $ 1,148    $10,521        $(1,423)     $20,820
Operating expenses                              7,235      1,007       104       2,446     10,582         (1,432)      19,942
Operating income                                                                                                          878
Other income, net                                                                                                         155
Interest expense, net                                                                                                    (772)
Income taxes                                                                                                              248
Income from continuing operations                                                                                          13
Net loss                                                                                                              $   (73)

EBITDA(2)                                      $3,523     $  203      $181     $(1,178)   $   (53)       $    19      $ 2,695

1998
Operating revenues                             $8,924     $  649      $237     $ 1,941    $ 8,509        $  (683)     $19,577
Operating expenses                              7,048        489       101       1,996      8,528           (683)      17,479
Operating income                                                                                                        2,098
Other income, net                                                                                                          65
Interest expense, net                                                                                                    (781)
Income taxes                                                                                                              611
Income from continuing operations                                                                                         771
Net income                                                                                                            $   719

EBITDA(2)                                      $3,294     $  200      $177     $    15    $   (15)       $    (7)     $ 3,664

1997
Operating revenues                             $9,495     $  148      $233     $ 1,004    $ 4,808        $  (433)     $15,255
Operating expenses                              7,675        176       127       1,023      4,840           (348)      13,493
Operating income                                                                                                        1,762
Other income, net                                                                                                         212
Interest expense, net                                                                                                    (664)
Income taxes                                                                                                              565
Income from continuing operations                                                                                         745
Net income                                                                                                            $   716

EBITDA(2)                                      $3,606     $  (40)     $144     $    16    $   (29)       $    57      $ 3,754

(1) Net income on intercompany positions recognized by segments using mark-to-market accounting is eliminated. Intercompany transactions are also eliminated.

(2) EBITDA measures earnings (after preferred dividends) before interest expense (net of interest income), income taxes, depreciation, and amortization.

OVERALL RESULTS

    PG&E Corporation had a net loss in 1999 of $73 million, or $0.20 per share. In 1998 PG&E Corporation had net income of $719 million, or $1.88 per share. The decrease is principally due to the write-down to fair value of our natural gas business in Texas and the accrual for the discontinuance of operations of our Energy Services segment. The PG&E GTT write-down was approximately $890 million after taxes, and the PG&E ES discontinued operations generated a charge of $58 million after tax. Partially offsetting these charges were increases in Utility income, primarily as a result of the 1999 GRC, and an adjustment of a litigation reserve associated with a court-approved settlement proposal. In addition, PG&E Gen changed its method of accounting for major maintenance and overhauls at its generating facilities. Effective January 1, 1999, PG&E Gen adopted a method that accounts for expenditures associated with major maintenance and overhauls as incurred. Previously, PG&E Gen estimated the cost of major maintenance and overhauls and accrued such costs in advance in a systematic and rational manner over the period between major maintenance and overhauls. The cumulative effect of the accounting change resulted in recognition of approximately $12 million of income, net of tax.

    The Utility's net income available for common stock increased to $763 million in 1999 as compared to 1998 net income of $702 million, primarily because of the impacts of the 1999 GRC. However, the increases from the

GRC were partially offset by a reduction in the Utility's authorized cost of capital and a lower return on its assets due to the sale of a significant portion of its generating assets and recovery of transition costs (see Note 2 of the Notes to Consolidated Financial Statements).

    Net income for the Utility decreased $33 million in 1998 as compared to 1997 due to the reduced rate of return on generation assets and increased interest expense associated with the rate reduction bonds.

OPERATING INCOME

    Operating income for PG&E Corporation in 1999 was $878 million, which includes the charge to write down the investment in PG&E GTT to its net realizable value. Operating income for the Utility was $1,993 million in 1999 as compared to $1,876 million in 1998. This increase is primarily because of the impacts of the 1999 GRC. However, the increases from the GRC were partially offset by a reduction in the Utility's authorized cost of capital and a lower return on its assets due to the sale of a significant portion of its generating assets and recovery of transition costs (see Note 2 of the Notes to Consolidated Financial Statements).

    Operating income of the National Energy Group decreased $62 million in 1999 as compared to 1998, excluding the charge to write PG&E GTT down to its net realizable value. The decline resulted from mild weather in the Northeast, lower interruptible sales in the Pacific Northwest, less portfolio management activity, and trading losses in the U.S. gas portfolio. This decline was partially offset by cost containment efforts across the organization and an increase in the differential between natural gas liquids prices and the cost of natural gas.

    The operating income increase in 1998 as compared to 1997 was primarily due to the growth of the National Energy Group, which contributed $195 million of the increase. The 1998 income from continuing operations also includes a loss on the sale of our Australian energy holdings.

OPERATING REVENUES

UTILITY:

    Utility operating revenues increased $304 million in 1999 as compared to 1998. This increase is primarily due to: (1) a $147 million increase in gas revenues from residential and commercial gas customers due to higher usage, (2) a $93 million increase in gas revenues as a result of the GRC, (3) a $43 million increase in revenues from small and medium electric customers due to increased customers, and (4) a $16 million increase in revenues from an increase in gas transportation volumes.

    Utility operating revenues decreased $571 million in 1998 as compared to 1997. This decrease is primarily due to: (1) a $410 million decrease for the 10 percent electric rate reduction provided to residential and small commercial customers, which was partially offset by $108 million of higher revenues due to increased consumption of electricity by these customers, (2) a $151 million decrease in revenues from medium and large electric customers, many of whom are now purchasing their electricity directly from unregulated power generators,
(3) a $63 million decrease in sales to commercial and agricultural electric customers resulting from their lower demand for irrigation water pumping as a result of heavier rainfall in 1998, and (4) a $100 million decrease for the termination of the volumetric (ERAM) and energy cost (ECAC) revenue balancing accounts. The ERAM and ECAC accounts were replaced with the TCBA, which affects expenses, rather than revenues.

NATIONAL ENERGY GROUP:

    The National Energy Group's 1999 operating revenues increased $939 million as compared to 1998 operating revenues, principally due to: (1) the PG&E Gen business segment receiving a full year of revenue from the New England assets acquired in September 1998, and (2) increases in trading revenues at PG&E ET reflecting the further maturation of its business. The 1999 operating revenues also reflect revenue increases resulting from an improved differential between the natural gas liquids prices and the incoming natural gas. These revenue increases were partially offset by (1) a decline in interruptible revenues in the Northwest due to the lower natural gas prices in the Southwest as compared to Canadian prices, and (2) lower transportation revenue on the Texas transmission system. In addition, effective July 1999, certain gas trading activities conducted by PG&E GTT were transferred to PG&E ET, thus contributing to the decline in PG&E GTT revenues.

    Operating revenues associated with the National Energy Group increased $4,893 million in 1998 as compared to 1997. This was primarily due to revenue increases from energy trading volumes, 12 months of revenue from the

Texas acquisitions versus seven months in 1997, portfolio management activity by PG&E Gen, and the acquisition of the New England generating assets in September 1998.

OPERATING EXPENSES

UTILITY:

    The Utility's operating expenses increased $187 million in 1999 as compared to 1998. This increase reflects the increased cost of gas due to higher usage and the increased amortization of electric transition costs.

    Utility operating expenses in 1998 decreased $627 million as compared to 1997. This decrease reflects a reduction in the amount of amortization of transition costs, primarily due to lower revenues from residential and small commercial customers discussed above in "Operating Revenues--Utility". Also contributing to the decrease in operating expenses was a reduction in gas transportation demand charges of $134 million, due to the expiration of contracted pipeline capacity.

NATIONAL ENERGY GROUP:

    The National Energy Group's operating expenses increased $2,276 million in 1999 as compared to 1998, due to the charge associated with the disposition of PG&E GTT, having a full year of operating expenses associated with the generation facilities in New England, and growth of PG&E ET operations.

    Operating expenses for the National Energy Group increased $4,613 million in 1998 as compared to 1997. This increase reflects the increase in the volumes of energy commodities purchased, operating costs associated with the New England assets acquired in September 1998 and the gas transportation assets acquired in 1997.

INCOME TAXES

    PG&E Corporation has recorded income tax expense of $248 million for 1999. The effective tax rate primarily results from two factors: (1) electric industry restructuring has resulted in the reversal of temporary differences whose tax benefits were originally flowed through to customers causing an increase in income tax expense independent of pre-tax income, and (2) the disposition of PG&E GTT resulted in a capital loss for tax purposes, which could not be fully recognized.

    Income taxes in 1998 increased $46 million as compared to 1997. The overall effective tax rate increased 1.1 percent in 1998 largely due to accelerated book depreciation and amortization related to electric industry restructuring. These increases were partially offset by a lowered effective state tax rate resulting from our expanded business operations.

DIVIDENDS

    We base our common stock dividend on a number of financial considerations, including sustainability, financial flexibility, and competitiveness with investment opportunities of similar risk. Our current quarterly common stock dividend is $.30 per common share, which corresponds to an annualized dividend of $1.20 per common share. We continually review the level of our common stock dividend, taking into consideration the impact of the changing regulatory environment throughout the nation, the resolution of asset dispositions, the operating performance of our business units, and our capital and financial resources in general.

    The CPUC requires the Utility to maintain its CPUC-authorized capital structure, potentially limiting the amount of dividends the Utility may pay PG&E Corporation. During 1999, the Utility has been in compliance with its CPUC-authorized capital structure. PG&E Corporation and the Utility believe that this requirement will not affect PG&E Corporation's ability to pay common stock dividends. However, depending on the timing and outcome of the valuation of the Utility's hydroelectric facilities discussed in "Generation Divestiture" above, certain valuation methods could necessitate a waiver of the CPUC's authorized capital structure in order to permit PG&E Corporation or the Utility to continue paying common stock dividends at the current level.

LIQUIDITY AND FINANCIAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES

    Net cash provided by PG&E Corporation's operating activities totaled $2,287 million, $2,283 million, and $2,618 million in 1999, 1998, and 1997, respectively. Net cash provided by the Utility's operating activities totaled $2,200 million, $2,610 million, and $1,768 million in 1999, 1998, and 1997, respectively.

CASH FLOWS FROM FINANCING ACTIVITIES

PG&E CORPORATION:

    We fund investing activities from cash provided by operations after capital requirements and, to the extent necessary, external financing. Our policy is to finance our investments with a capital structure that minimizes financing costs, maintains financial flexibility, and, with regard to the Utility, complies with regulatory guidelines. Based on cash provided from operations and our investing and disposition activities, we may repurchase equity and long-term debt in order to manage the overall size and balance of our capital structure.

    During 1999, 1998, and 1997, we issued $54 million, $63 million, and $54 million of common stock, respectively, primarily through the Dividend Reinvestment Plan and the stock option plan component of the Long-Term Incentive Program. During 1997, we also issued $1.1 billion of common stock to acquire the natural gas assets in Texas. During 1999, 1998, and 1997, we declared dividends on our common stock of $460 million, $466 million, and $485 million, respectively.

    During 1999, 1998, and 1997, we repurchased $693 million, $1,158 million, and $804 million of our common stock, respectively. The repurchases made in 1998 and through September 1999 were executed through separate, accelerated share repurchase programs. As of December 31, 1997, the Board of Directors had authorized the repurchase of up to $1.7 billion of PG&E Corporation's common stock on the open market or in negotiated transactions. As part of this authorization, in January 1998, we repurchased in a specific transaction
37 million shares of common stock. As of December 31, 1998, approximately
$570 million remained available under this repurchase authorization. In
February 1999, we used this remaining authorization to purchase 16.6 million shares at a cost of $502 million. In connection with this transaction, we entered into a forward contract with an investment institution. We settled the forward contract and its additional obligation of $29 million in September 1999. We used a subsidiary of PG&E Corporation to make this repurchase, along with subsequent stock repurchases. The stock held by the subsidiary is treated as treasury stock and reflected as Stock Held by Subsidiary on the Consolidated Balance Sheet of PG&E Corporation.

    In October 1999, the Board of Directors of PG&E Corporation authorized an additional $500 million for the purpose of repurchasing shares of the Corporation's common stock on the open market. This authorization supplements the approximately $40 million remaining from the amount previously authorized by the Board of Directors on December 17, 1997. The authorization for share repurchase extends through September 30, 2001. As of December 31, 1999, through our wholly owned subsidiary, we repurchased 7.2 million shares, at a cost of $159 million under this authorization. Any open market purchases will be made by the wholly owned subsidiary of PG&E Corporation.

    During 1999, our National Energy Group retired $128 million of long-term debt. This amount includes PG&E GTT's June 1999 redemption of the outstanding balance of $69 million of its senior notes, which resulted in a gain on redemption of approximately $1.7 million. In 1998, our National Energy Group retired $75 million of long-term debt and retired the notes used in the acquisition of our Australian energy holdings. In 1997, our National Energy Group issued $30 million and retired $109 million of long-term debt. Also in 1997, we assumed $780 million of long-term debt in connection with the acquisition of our natural gas assets in Texas.

    We maintain a number of credit facilities to support commercial paper programs, letters of credit, and other short-term liquidity requirements. PG&E Corporation maintains two $500 million revolving credit facilities, one of which expires in November 2000 and the other in 2002. These credit facilities are used to support the commercial paper program and other liquidity needs. The facility expiring in 2000 may be extended annually for additional one-year periods upon agreement with the lending institutions. There was $450 million of commercial paper outstanding at December 31, 1999. PG&E Corporation introduced a $200 million Extendible Commercial Note (ECN) program during the third quarter of 1999. The ECN program supplements our short-term borrowing capability. There was $76 million of extendible commercial notes outstanding at December 31, 1999, which are not supported by the credit facilities.

    PG&E Gen maintains two $550 million revolving credit facilities. One facility expires in August 2000 and the other expires in 2003. The total amount outstanding at December 31, 1999, backed by the facilities, was $898 million in commercial paper. Of these loans, $550 million is classified as noncurrent in the Consolidated Balance Sheet of PG&E Corporation.

    In 1998, USGenNE, a subsidiary of PG&E Gen, established a $100 million revolving credit facility that expires in 2003. As of December 31, 1999, there is no outstanding balance on this facility.

    PG&E GT NW maintains a $100 million revolving credit facility that expires in 2002, but has an annual renewal option allowing the facility to maintain a three-year duration. PG&E GT NW also maintains a $50 million 364-day credit facility that expires in 2000, but can be extended for successive 364-day periods. At December 31, 1999, PG&E GT NW had an outstanding commercial paper balance of $99 million, which is classified as noncurrent in the Consolidated Balance Sheet of PG&E Corporation.

    PG&E GTT maintains four separate credit facilities that total $250 million and are guaranteed by PG&E Corporation. At December 31, 1999, PG&E GTT had $176 million of outstanding short-term bank borrowings related to these credit facilities. These lines may be cancelled upon demand and bear interest at each respective bank's quoted money market rate. The borrowings are unsecured and unrestricted as to use.

UTILITY:

    In December 1999, 7.6 million shares of the Utility's common stock, with an aggregate purchase price of $200 million, was purchased by a subsidiary of the Utility. This purchase is reflected as stock held by subsidiary in the Consolidated Balance Sheet of Pacific Gas and Electric Company. Earlier in 1999, the Utility repurchased and cancelled 20 million shares of its common stock from PG&E Corporation for an aggregate purchase price of $726 million to maintain its authorized capital structure. In 1999, 1998, and 1997, the Utility declared dividends on its common stock of $415 million, $300 million, and $699 million, respectively.

    The Utility's long-term debt that either matured, was redeemed, or was repurchased during 1999 totaled $654 million. Of this amount, (1) $290 million related to the Utility's rate reduction bonds maturing, (2) $135 million related to the Utility's repurchase of mortgage and various other bonds,
(3) $147 million related to maturity of various utility mortgage bonds, and
(4) $82 million related to the maturities and redemption of various of the Utility's medium-term notes and other debt.

    The Utility's long-term debt that either matured, was redeemed, or was repurchased during 1998 totaled $1.4 billion. Of this amount, (1) $249 million related to the Utility's redemption of its 8% mortgage bonds due October 1, 2025, (2) $252 million related to the Utility's repurchase of various other mortgage bonds, (3) $397 million related to the maturity of the Utility's 5 3/8% mortgage bonds, (4) $204 million related to the other scheduled maturities of long-term debt, and (5) $290 million related to rate reduction bonds maturing.

    In 1997, the Utility redeemed or repurchased $225 million of long-term debt to manage the overall balance of its capital structure. Also in 1997, the Utility replaced $360 million of fixed interest rate pollution control bonds with the same amount of variable interest rate pollution control bonds.

    During 1999 and 1997, the Utility did not redeem or repurchase any of its preferred stock. In 1998, the Utility redeemed its Series 7.44% preferred stock with a face value of $65 million and its Series 6 7/8% preferred stock with a face value of $43 million.

    In December 1997, a subsidiary of the Utility issued $2.9 billion of rate reduction bonds through a special-purpose entity established by the California Infrastructure and Economic Development Bank. The proceeds were used by the Utility to retire debt and reduce equity. (See Note 9 of Notes to Consolidated Financial Statements.)

    The Utility maintains a $1 billion revolving credit facility, which expires in 2002. The Utility may extend the facility annually for additional one-year periods upon agreement with the banks. This facility is used to support the Utility's commercial paper program and other liquidity requirements. The total amount outstanding at December 31, 1999, backed by this facility, was $449 million in commercial paper. There were no bank notes outstanding at December 31, 1999.

CASH FLOWS FROM INVESTING ACTIVITIES

UTILITY:

    The primary uses of cash for investing activities are additions to property, plant, and equipment, unregulated investments in partnerships, and acquisitions.

    The Utility's estimated capital spending for 2000 is approximately $1.3 billion, excluding capital expenditures for divested fossil and geothermal power plants. The Utility's capital expenditures were $1,181 million, $1,382 million, and $1,522 million for the years ended December 31, 1999, 1998, and 1997, respectively.

    During 1999, the Utility sold three fossil-fueled generation facilities and its geothermal generation facilities. These sales closed in April and May 1999, respectively, and generated proceeds of $1,014 million. In 1998, the Utility had proceeds of $501 million from the sale of three fossil-fueled generation plants.

NATIONAL ENERGY GROUP:

    PG&E Gen is associated with the construction of two natural gas-fueled combined-cycle power plants, and plans to begin construction on a third plant in early 2000. These power plants, referred to as "merchant power plants," will sell power as a commodity in the competitive marketplace. The electricity generated by these plants will be sold on a wholesale basis to local utilities and power marketers, including PG&E ET, which, in turn, will sell it to industrial, commercial, and other electricity customers.

    Millennium Power, a 360-MW power plant located in Massachusetts, is scheduled to begin commercial service in the fourth quarter of 2000. Lake Road Generating Plant (Lake Road), an approximately 790-MW power plant located in Connecticut, is scheduled to begin commercial service in 2001. Lake Road is being financed through a synthetic lease with a third party owner. PG&E Gen will operate the plant under an operating lease (See Note 14 of Notes to Consolidated Financial Statements). La Paloma Generating Plant, an approximately 1,050-MW power plant, is located in California, and is scheduled to begin commercial service in 2002. The estimated cost to construct these plants is approximately $1.4 billion.

    In 1998, PG&E Corporation sold its Australian energy holdings for proceeds of approximately $126 million. In 1997, PG&E Corporation sold its interest in International Generating Company, Ltd., resulting in an after-tax gain of approximately $120 million.

DEBT OBLIGATIONS AND RATE REDUCTION BONDS

    The table below provides information about our debt obligations and rate reduction bonds at December 31, 1999:

                                                                                                                THERE-
EXPECTED MATURITY DATE                     2000          2001          2002          2003          2004         AFTER
(dollars in millions)
Utility:
Long-term debt
  Variable rate obligations........        $200          $100          $738          $310          $ --         $   --
  Fixed rate obligations...........        $265          $274          $379          $354          $392         $2,330
  Average interest rate............         6.6%          8.0%          7.8%          6.3%          6.4%           7.1%
Rate reduction bonds...............        $290          $290          $290          $290          $290         $  871
  Average interest rate............         6.2%          6.2%          6.3%          6.4%          6.4%           6.5%
National Energy Group:
Long-term debt
  Variable rate obligations........        $ 44          $ 11          $109          $560          $  9         $   87
  Fixed rate obligations...........        $ 83          $ 95          $137          $ 47          $ 69         $  672
  Average interest rate............         8.5%          9.1%          8.6%          9.8%          9.8%           8.2%

                                                     FAIR
                                                   VALUE AT
                                                   DEC. 31,
EXPECTED MATURITY DATE                TOTAL          1999
(dollars in millions)
Utility:
Long-term debt
  Variable rate obligations........   $1,348        $1,348
  Fixed rate obligations...........   $3,994        $3,869
  Average interest rate............      7.1%
Rate reduction bonds...............   $2,321        $2,265
  Average interest rate............      6.3%
National Energy Group:
Long-term debt
  Variable rate obligations........   $  820        $  820
  Fixed rate obligations...........   $1,103        $1,058
  Average interest rate............      8.5%

ENVIRONMENTAL MATTERS

    We are subject to laws and regulations established to both maintain and improve the quality of the environment. Where our properties contain hazardous substances, these laws and regulations require us to remove those substances or remedy effects on the environment.

    At December 31, 1999, the Utility has accrued $271 million ($300 million on an undiscounted basis) for clean-up costs at identified sites. If other responsible parties fail to pay or expected outcomes change, then these costs may be as much as $486 million. Of the $271 million, the Utility has recovered $148 million through rates, including $34 million through depreciation and expects to recover another $95 million in future rates. Additionally, the Utility mitigates its cost by seeking recovery from insurance carriers and other third parties. (See Note 15 of Notes to Consolidated Financial Statements.)

    The cost of the hazardous substance remediation ultimately undertaken by the Utility is difficult to estimate. A change in the estimate may occur in the near term due to uncertainty concerning the Utility's responsibility, the complexity of environmental laws and regulations, and the selection of compliance alternatives. The Utility estimates the upper limit of the range using assumptions least favorable to the Utility, based upon a range of reasonably possible outcomes. Costs may be higher if the Utility is found to be responsible for clean-up costs at additional sites or expected outcomes change.

    In December 1999, the Utility was notified by the purchaser of its former Moss Landing power plant that it had identified a cleaning procedure used at the plant that released heated water from the intake, and that this procedure is not specified in the plant's National Pollutant Discharge Elimination System (NPDES) permit issued by the Central Coast Regional Water Quality Control Board (Central Coast Board). The purchaser notified the Central Coast Board of its findings and the Central Coast Board requested additional information from the purchaser. The Utility has initiated an investigation of these activities during the time it owned the plant. The Central Coast Board has been notified of the investigation and the results will be presented to the Central Coast Board when the investigation is complete. If the identified procedure was performed during the Utility's ownership and was beyond the scope of the relevant NPDES permits, the Central Coast Board may choose to initiate an enforcement action. If so, the Utility could be subject to significant penalties. Until the investigation is complete and the results discussed with the Central Coast Board, it is not possible to determine whether the Utility will suffer a loss in connection with this matter or to provide a more detailed estimate of such liability.

YEAR 2000 (Y2K)

    PG&E Corporation successfully transitioned into the Year 2000 without any Y2K-related service disruptions. There is, however, a risk that some computer-related problems might not manifest themselves for a period of time and that supplier or business partner Y2K problems may materialize and have an adverse impact on our operations.

    As of December 31, 1999, expenditures to address potential Y2K problems totaled $185 million, of which $93 million is attributed to the Utility. Included are systems replaced or enhanced for general business purposes and for which implementation schedules were critical to our Y2K readiness.

INFLATION

    Financial statements, which are prepared in accordance with generally accepted accounting principles, report operating results in terms of historical costs and do not evaluate the impact of inflation. Inflation affects our construction costs, operating expenses, and interest charges. In addition, the Utility's electric revenues will not reflect the impact of inflation due to the current electric rate freeze. However, inflation at current levels is not expected to have a material adverse impact on the Utility's or our financial position or results of operations.

PRICE RISK MANAGEMENT ACTIVITIES

    We have established a risk management policy that allows derivatives to be used for both hedging and non-hedging purposes (a derivative is a contract whose value is dependent on or derived from the value of some underlying asset). We use derivatives for hedging purposes primarily to offset underlying commodity price risks. We also participate in markets using derivatives to gather market intelligence, create liquidity, and maintain a market presence. Such derivatives include forward contracts, futures, swaps, and options. Net open positions often exist or are established due to PG&E Corporation's assessment of its response to changing market conditions. To the extent that PG&E Corporation has an open position, it is exposed to the risk that fluctuating market prices may adversely impact its financial results. Our risk management policy and the trading and risk management policies of our subsidiaries prohibit the use of derivatives whose payment formula includes a multiple of some underlying asset.

    We prepare a daily assessment of our portfolio market risk exposure using value-at-risk and other methodologies that simulate future price movements in the energy markets to estimate the size and probability of future potential losses. The quantification of market risk using value-at-risk provides a consistent measure of risk across diverse energy markets and products. The use of this methodology requires a number of important assumptions, including the selection of a confidence level for losses, volatility of prices, market liquidity, and a holding period.

    We utilize historical data for calculating the price volatility of our positions and how likely the prices of those positions will move together. The model includes all derivative and commodity investments in our non-hedging portfolio and only derivative commodity investments for our hedging portfolio (but not the related underlying hedged position). We express value-at-risk as a dollar amount of the potential loss in the fair value of our portfolio based on a 95 percent confidence level using a one-day liquidation period. Therefore, there is a 5 percent probability that our portfolio will incur a loss in one day greater than our value-at-risk. The value-at-risk is aggregated for PG&E Corporation as a whole by correlating the daily returns of the portfolios for natural gas, natural gas liquids, and power for the previous 22 trading days. Our daily value-at-risk for commodity price-sensitive derivative instruments as of December 31, 1999 and 1998, for non-hedging activities was $4.4 million and $6.2 million, respectively. Our daily value-at-risk for commodity price-sensitive derivative instruments as of December 31, 1999 and 1998, for hedging activities was $30,000 and $210,000, respectively. For the year ended December 31, 1999, the average, high, and low value-at-risk amounts for non-hedging activities were $4.3 million, $6.2 million, and $1.3 million, respectively. The average, high, and low value-at-risk amounts over the same reporting period for hedging activities were $0.6 million, $1.7 million, and $0.0 million, respectively. The average, high and low amounts for the reporting period were computed using the value-at-risk amounts at the beginning of the reporting period and the four quarter-end amounts.

    Value-at-risk has several limitations as a measure of portfolio risk, including, but not limited to, underestimation of the risk of a portfolio with significant options exposure, inadequate indication of the exposure of a portfolio to extreme price movements, and the inability to address the risk resulting from intra-day trading activities.

    In June 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," which delayed the implementation of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," by one year to require adoption in years beginning after June 15, 2000. The Statement permits early adoption as of the beginning of any fiscal quarter.

    PG&E Corporation expects to adopt SFAS No. 133 no later than January 1, 2001. The Statement will require us to recognize all derivatives, as defined in the Statement, on the balance sheet at fair value. Derivatives, or any portion thereof, that are not effective hedges must be adjusted to fair value through income. If derivatives are effective hedges, depending on the nature of the hedges, changes in the fair value of derivatives either will be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or will be recognized in other comprehensive income until the hedged items are recognized in earnings. We currently are evaluating what the effect of SFAS No. 133 will be on the earnings and financial position of PG&E Corporation. However, we already use the mark-to-market method of accounting for our commodity non-hedging and price risk management activities.

LEGAL MATTERS

    In the normal course of business, both the Utility and PG&E Corporation are named as parties in a number of claims and lawsuits. (See Note 15 of Notes to Consolidated Financial Statements for further discussion of significant pending legal matters.)

--------------------------------------------------------------------------------
                                PG&E Corporation
                        STATEMENT OF CONSOLIDATED INCOME
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
OPERATING REVENUES
Utility                                                       $ 9,228    $ 8,924    $ 9,495
Energy commodities and services                                11,592     10,653      5,760
                                                              -------    -------    -------
  TOTAL OPERATING REVENUES                                     20,820     19,577     15,255
                                                              -------    -------    -------
OPERATING EXPENSES
Cost of energy for utility                                      3,149      2,942      3,208
Cost of energy commodities and services                        10,587      9,852      5,368
Operating and maintenance, net                                  3,151      3,083      3,066
Depreciation, amortization, and decommissioning                 1,780      1,602      1,851
Loss on assets held for sale                                    1,275         --         --
                                                              -------    -------    -------
  TOTAL OPERATING EXPENSES                                     19,942     17,479     13,493
                                                              -------    -------    -------
OPERATING INCOME                                                  878      2,098      1,762
Interest expense, net                                            (772)      (781)      (664)
Other income, net                                                 155         65        212
                                                              -------    -------    -------
INCOME BEFORE INCOME TAXES                                        261      1,382      1,310
Income taxes                                                      248        611        565
                                                              -------    -------    -------
INCOME FROM CONTINUING OPERATIONS                                  13        771        745

DISCONTINUED OPERATIONS (NOTE 5)
  Loss from operations of PG&E Energy Services (net of
    applicable income taxes of $35 million, $41 million, and
    $17 million, respectively)                                    (40)       (52)       (29)
  Loss on disposal of PG&E Energy Services (net of
    applicable income taxes of $36 million)                       (58)        --         --
                                                              -------    -------    -------
NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE (NOTE 1)                                   (85)       719        716
CUMULATIVE EFFECT OF A CHANGE IN AN ACCOUNTING PRINCIPLE
  (NET OF APPLICABLE INCOME TAXES OF $8 MILLION)                   12         --         --
                                                              -------    -------    -------
NET INCOME (LOSS)                                             $   (73)   $   719    $   716
                                                              =======    =======    =======
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                        368        382        410
EARNINGS (LOSS) PER COMMON SHARE, BASIC AND DILUTED
  INCOME FROM CONTINUING OPERATIONS                           $  0.04    $  2.02    $  1.82
  DISCONTINUED OPERATIONS                                       (0.27)     (0.14)     (0.07)
  CUMULATIVE EFFECT OF A CHANGE IN AN ACCOUNTING PRINCIPLE       0.03         --         --
                                                              -------    -------    -------
  NET INCOME (LOSS)                                           $ (0.20)   $  1.88    $  1.75

DIVIDENDS DECLARED PER COMMON SHARE                           $  1.20    $  1.20    $  1.20

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                PG&E Corporation
                           CONSOLIDATED BALANCE SHEET
                      (IN MILLIONS, EXCEPT SHARE AMOUNTS)

                                                                  BALANCE AT
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                   $    281   $    286
  Short-term investments                                           187         55
  Accounts receivable
    Customers, net                                               1,486      1,856
    Energy marketing                                               532        507
  Price risk management                                            607      1,416
  Inventories and prepayments                                      598        671
  Deferred income taxes                                            133         --
                                                              --------   --------
    TOTAL CURRENT ASSETS                                         3,824      4,791

PROPERTY, PLANT, AND EQUIPMENT
Utility                                                         23,001     24,160
Non-utility
  Electric generation                                            1,905      1,967
  Gas transmission                                               2,541      3,347
Construction work in progress                                      436        407
Other                                                              184        127
                                                              --------   --------
  TOTAL PROPERTY, PLANT, AND EQUIPMENT (AT ORIGINAL COST)       28,067     30,008
    Accumulated depreciation and decommissioning               (11,291)   (12,026)
                                                              --------   --------
  NET PROPERTY, PLANT, AND EQUIPMENT                            16,776     17,982

OTHER NONCURRENT ASSETS
  Regulatory assets                                              4,957      6,347
  Nuclear decommissioning funds                                  1,264      1,172
  Other                                                          2,894      2,942
                                                              --------   --------
  TOTAL NONCURRENT ASSETS                                        9,115     10,461
                                                              --------   --------
TOTAL ASSETS                                                  $ 29,715   $ 33,234
                                                              ========   ========

--------------------------------------------------------------------------------
                                PG&E Corporation
                     CONSOLIDATED BALANCE SHEET (CONTINUED)
                      (IN MILLIONS, EXCEPT SHARE AMOUNTS)

                                                                  BALANCE AT
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
LIABILITIES AND EQUITY

CURRENT LIABILITIES
  Short-term borrowings                                       $ 1,499    $ 1,644
  Current portion of long-term debt                               592        338
  Current portion of rate reduction bonds                         290        290
  Accounts payable
    Trade creditors                                               708      1,001
    Other                                                         559        443
    Regulatory balancing accounts                                 384         79
    Energy marketing                                              480        381
  Accrued taxes                                                   211        103
  Price risk management                                           575      1,412
  Other                                                         1,033      1,064
                                                              -------    -------
  TOTAL CURRENT LIABILITIES                                     6,331      6,755

NONCURRENT LIABILITIES
  Long-term debt                                                6,673      7,422
  Rate reduction bonds                                          2,031      2,321
  Deferred income taxes                                         3,147      3,861
  Deferred tax credits                                            231        283
  Other                                                         3,636      3,746
                                                              -------    -------
  TOTAL NONCURRENT LIABILITIES                                 15,718     17,633
PREFERRED STOCK OF SUBSIDIARIES                                   480        480
UTILITY OBLIGATED MANDATORILY REDEEMABLE PREFERRED
  SECURITIES OF TRUST HOLDING SOLELY UTILITY SUBORDINATED
  DEBENTURES                                                      300        300
COMMON STOCKHOLDERS' EQUITY
  Common stock, no par value, authorized 800,000,000 shares,
    issued, 384,406,113 and 382,603,564 shares, respectively    5,906      5,862
  Common stock held by subsidiary, at cost, 23,815,500
    shares                                                       (690)        --
  Reinvested earnings                                           1,670      2,204
                                                              -------    -------
  TOTAL COMMON STOCKHOLDERS' EQUITY                             6,886      8,066
                                                              -------    -------
Commitments and Contingencies (Notes 1, 2, 3, 4, 5, 14, and
  15)                                                              --         --
                                                              -------    -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $29,715    $33,234
                                                              =======    =======

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                PG&E Corporation
                      STATEMENT OF CONSOLIDATED CASH FLOWS
                                 (IN MILLIONS)

                                                                    FOR THE YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income                                             $   (73)   $   719    $   716
Adjustments to reconcile net (loss) income to net cash
  provided by operating activities:
  Depreciation, amortization, and decommissioning               1,780      1,602      1,851
  Deferred income taxes and tax credits--net                     (754)      (107)      (160)
  Other deferred charges and noncurrent liabilities                102         18        121
  Loss (gain) on sale of assets                                    --         23       (120)
  Loss on assets held for sale                                  1,275         --         --
  Loss from discontinued operations                                98         52         29
  Cumulative effect of change in accounting principle             (12)        --         --
  Net effect of changes in operating assets and liabilities:
    Accounts receivable--trade                                    370       (342)      (242)
    Inventories and prepayments                                    73       (179)        (4)
    Price risk management assets and liabilities, net             (28)       (16)        12
    Accounts payable--trade                                      (293)       247        210
    Regulatory balancing accounts payable                         305        537        126
    Accrued taxes                                                 108       (123)       (54)
    Other working capital                                         159        199        (85)
  Other--net                                                     (824)      (347)       218
  Cash provided in discontinued operations                          1         --         --
                                                              -------    -------    -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                       2,287      2,283      2,618
                                                              -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                           (1,584)    (1,619)    (1,822)
Acquisitions and investments in unregulated projects               --     (1,779)      (116)
Proceeds from sale of assets                                    1,014      1,106        146
Other--net                                                        453         66         21
                                                              -------    -------    -------
NET CASH USED BY INVESTING ACTIVITIES                            (117)    (2,226)    (1,771)
                                                              -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings (repayments) under credit facilities              (145)     2,115       (587)
Long-term debt issued                                              --         --        386
Long-term debt matured, redeemed, or repurchased                 (798)    (1,552)      (961)
Proceeds from issuance of rate reduction bonds                     --         --      2,881
Preferred stock redeemed or repurchased                            --       (108)        --
Common stock issued                                                54         63         54
Common stock repurchased                                         (693)    (1,158)      (804)
Dividends paid                                                   (465)      (470)      (524)
Other--net                                                          4         (3)       (39)
                                                              -------    -------    -------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES               (2,043)    (1,113)       406
                                                              -------    -------    -------
NET CHANGE IN CASH AND CASH EQUIVALENTS                           127     (1,056)     1,253
CASH AND CASH EQUIVALENTS AT JANUARY 1                            341      1,397        144
                                                              -------    -------    -------
CASH AND CASH EQUIVALENTS AT DECEMBER 31                      $   468    $   341    $ 1,397
                                                              =======    =======    =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid for:
  Interest (net of amounts capitalized)                       $   727    $   774    $   624
  Income taxes (net of refunds)                                   723        770        801

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                PG&E Corporation
                 STATEMENT OF CONSOLIDATED COMMON STOCK EQUITY
                      (IN MILLIONS, EXCEPT SHARE AMOUNTS)

                                                                               COMMON                   TOTAL
                                                                ADDITIONAL     STOCK                    COMMON
                                                      COMMON     PAID-IN      HELD BY     REINVESTED    STOCK
                                                      STOCK      CAPITAL     SUBSIDIARY    EARNINGS     EQUITY
BALANCE DECEMBER 31, 1996                             $2,018      $ 3,710       $  --       $2,636     $ 8,364

Net income                                                                                     716         716
Holding company formation                              3,710       (3,710)                                  --
Common stock issued (2,302,544 shares)                    54                                                54
Acquisitions (45,683,005 shares)                       1,069                                             1,069
Common stock repurchased (33,823,950 shares)            (496)                                 (308)       (804)
Cash dividends declared on common stock                                                       (485)       (485)
Other                                                     11                                   (28)        (17)

BALANCE DECEMBER 31, 1997                              6,366           --          --        2,531       8,897

Net income                                                                                     719         719
Common stock issued (2,028,303 shares)                    63                                                63
Common stock repurchased (37,090,630 shares)            (565)                                 (593)     (1,158)
Cash dividends declared on common stock                                                       (466)       (466)
Other                                                     (2)                                   13          11

BALANCE DECEMBER 31, 1998                              5,862           --          --        2,204       8,066

Net loss                                                                                       (73)        (73)
Common stock issued (1,879,474 shares)                    54                                                54
Common stock repurchased (23,892,425 shares)              (2)                    (690)          (1)       (693)
Cash dividends declared on common stock                                                       (460)       (460)
Other                                                     (8)                                               (8)

BALANCE DECEMBER 31, 1999                             $5,906      $    --       $(690)      $1,670     $ 6,886
                                                      ======      =======       =====       ======     =======

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                        Pacific Gas and Electric Company
                        STATEMENT OF CONSOLIDATED INCOME
                                 (IN MILLIONS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
OPERATING REVENUES
Electric                                                       $7,232     $7,191     $7,691
Gas                                                             1,996      1,733      1,804
                                                               ------     ------     ------
  TOTAL OPERATING REVENUES                                      9,228      8,924      9,495
                                                               ------     ------     ------

OPERATING EXPENSES
Cost of electric energy                                         2,411      2,321      2,501
Cost of gas                                                       738        621        707
Operating and maintenance, net                                  2,522      2,668      2,719
Depreciation, amortization, and decommissioning                 1,564      1,438      1,748
                                                               ------     ------     ------
  TOTAL OPERATING EXPENSES                                      7,235      7,048      7,675
                                                               ------     ------     ------
OPERATING INCOME                                                1,993      1,876      1,820
Interest expense, net                                            (593)      (621)      (570)
Other income, net                                                  36        103        127
                                                               ------     ------     ------
INCOME BEFORE INCOME TAXES                                      1,436      1,358      1,377
Income taxes                                                      648        629        609
                                                               ------     ------     ------
NET INCOME                                                        788        729        768
Preferred dividend requirement                                     25         27         33
                                                               ------     ------     ------
INCOME AVAILABLE FOR COMMON STOCK                              $  763     $  702     $  735
                                                               ======     ======     ======

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                        Pacific Gas and Electric Company
                           CONSOLIDATED BALANCE SHEET
                      (IN MILLIONS, EXCEPT SHARE AMOUNTS)

                                                                  BALANCE AT
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                     $     80   $     73
Short-term investments                                              21         17
Accounts receivable
  Customers, net                                                 1,201      1,383
  Related parties                                                    9         14
Inventories
  Fuel oil                                                           2         23
  Gas stored underground                                           137        130
  Materials and supplies                                           155        159
Prepayments                                                         34         50
Deferred income taxes                                              119         --
                                                              --------   --------
TOTAL CURRENT ASSETS                                             1,758      1,849

PROPERTY, PLANT, AND EQUIPMENT
Electric                                                        15,762     17,088
Gas                                                              7,239      7,072
Construction work in progress                                      214        273
                                                              --------   --------
TOTAL PROPERTY, PLANT, AND EQUIPMENT (AT ORIGINAL COST)         23,215     24,433
Accumulated depreciation and decommissioning                   (10,497)   (11,397)
                                                              --------   --------
NET PROPERTY, PLANT, AND EQUIPMENT                              12,718     13,036

OTHER NONCURRENT ASSETS
Regulatory assets                                                4,895      6,288
Nuclear decommissioning funds                                    1,264      1,172
Other                                                              835        605
                                                              --------   --------
TOTAL NONCURRENT ASSETS                                          6,994      8,065
                                                              --------   --------
TOTAL ASSETS                                                  $ 21,470   $ 22,950
                                                              ========   ========

--------------------------------------------------------------------------------
                        Pacific Gas and Electric Company
                     CONSOLIDATED BALANCE SHEET (CONTINUED)
                      (IN MILLIONS, EXCEPT SHARE AMOUNTS)

                                                                  BALANCE AT
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term borrowings                                         $   449    $   668
Current portion of long-term debt                                 465        260
Current portion of rate reduction bonds                           290        290
Accounts payable
  Trade creditors                                                 577        718
  Related parties                                                 216         60
  Regulatory balancing accounts                                   384         79
  Other                                                           333        374
Accrued taxes                                                     118          2
Other                                                             529        561
                                                              -------    -------
TOTAL CURRENT LIABILITIES                                       3,361      3,012

NONCURRENT LIABILITIES
Long-term debt                                                  4,877      5,444
Rate reduction bonds                                            2,031      2,321
Deferred income taxes                                           2,510      3,060
Deferred tax credits                                              231        283
Other                                                           2,252      2,045
                                                              -------    -------
TOTAL NONCURRENT LIABILITIES                                   11,901     13,153

PREFERRED STOCK WITH MANDATORY REDEMPTION PROVISIONS
  6.30% and 6.57%, outstanding 5,500,000 shares, due
  2002-2009                                                       137        137
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED
  SECURITIES OF TRUST HOLDING SOLELY UTILITY SUBORDINATED
  DEBENTURES
  7.90%, 12,000,000 shares due 2025                               300        300

STOCKHOLDERS' EQUITY
Preferred stock without mandatory redemption provisions
  Nonredeemable--5% to 6%, outstanding 5,784,825 shares           145        145
  Redeemable--4.36% to 7.04%, outstanding 5,973,456 shares        149        149
Common stock, $5 par value, authorized 800,000,000 shares,
  issued 321,314,760 and 341,353,455 shares, respectively       1,606      1,707
Common stock held by subsidiary, at cost, 7,627,765 shares       (200)        --
Additional paid in capital                                      1,964      2,087
Reinvested earnings                                             2,107      2,260
                                                              -------    -------
TOTAL STOCKHOLDERS' EQUITY                                      5,771      6,348
Commitments and Contingencies (Notes 2, 6, 14, and 15)             --         --
                                                              -------    -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $21,470    $22,950
                                                              =======    =======

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                        Pacific Gas and Electric Company
                      STATEMENT OF CONSOLIDATED CASH FLOWS
                                 (IN MILLIONS)

                                                                    FOR THE YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                    $   788    $   729    $   768
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation, amortization, and decommissioning               1,564      1,438      1,748
  Deferred income taxes and tax credits--net                     (485)      (257)      (182)
  Other deferred charges and noncurrent liabilities               101         31        133
  Net effect of changes in operating assets and liabilities:
    Accounts receivable--trade                                    187        266       (582)
    Inventories and prepayments                                    34        (21)        12
    Accounts payable--trade                                        15        203        (80)
    Regulatory balancing accounts payable                         305        537        126
    Accrued taxes                                                 116       (227)       (62)
    Other working capital                                         (73)       (50)      (128)
  Other--net                                                     (352)       (39)        15
                                                              -------    -------    -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                       2,200      2,610      1,768
                                                              -------    -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                           (1,181)    (1,382)    (1,522)
Proceeds from sale of assets                                    1,014        501         --
Other--net                                                        234         40       (117)
                                                              -------    -------    -------
NET CASH USED BY INVESTING ACTIVITIES                              67       (841)    (1,639)
                                                              -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings (repayments) under credit facilities              (219)       668       (681)
Long-term debt issued                                              --         --        355
Long-term debt matured, redeemed, or repurchased                 (672)    (1,413)      (852)
Proceeds from issuance of rate reduction bonds                     --         --      2,881
Preferred stock redeemed or repurchased                            --       (108)        --
Common stock repurchased                                         (926)    (1,600)        --
Dividends paid                                                   (440)      (444)      (739)
Other--net                                                          1         (5)       (14)
                                                              -------    -------    -------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES               (2,256)    (2,902)       950
                                                              -------    -------    -------
NET CHANGE IN CASH AND CASH EQUIVALENTS                            11     (1,133)     1,079
CASH AND CASH EQUIVALENTS AT JANUARY 1                             90      1,223        144
                                                              -------    -------    -------
CASH AND CASH EQUIVALENTS AT DECEMBER 31                      $   101    $    90    $ 1,223
                                                              =======    =======    =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid for:
  Interest (net of amounts capitalized)                       $   531    $   600    $   547
  Income taxes (net of refunds)                                 1,001      1,115        841

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                        Pacific Gas and Electric Company
                 STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY
                      (IN MILLIONS, EXCEPT SHARE AMOUNTS)

                                                                                                      PREFERRED
                                                                                                        STOCK
                                                                   COMMON                   TOTAL      WITHOUT
                                                    ADDITIONAL     STOCK                    COMMON    MANDATORY
                                          COMMON     PAID-IN      HELD BY     REINVESTED    STOCK     REDEMPTION
(IN MILLIONS)                             STOCK      CAPITAL     SUBSIDIARY    EARNINGS     EQUITY    PROVISIONS
BALANCE DECEMBER 31, 1996                 $2,018      $ 3,710          --       $2,636     $ 8,364      $ 402

Net income                                                                         768         768
Holding company formation                              (1,146)                              (1,146)
Cash dividends declared
  Preferred stock                                                                  (33)        (33)
  Common stock                                                                    (699)       (699)
Other                                                                               (1)         (1)

BALANCE DECEMBER 31, 1997                 $2,018      $ 2,564          --       $2,671     $ 7,253      $ 402

Net income                                                                         729         729
Common stock repurchased
  (62,150,837 shares)                       (311)        (481)                    (808)     (1,600)
Preferred stock redeemed
  (4,323,948 shares)                                       (7)                      (3)        (10)       (98)
Cash dividends declared
  Preferred stock                                                                  (28)        (28)
  Common stock                                                                    (300)       (300)
Other                                                      11                       (1)         10        (10)

BALANCE DECEMBER 31, 1998                 $1,707      $ 2,087          --       $2,260     $ 6,054      $ 294

Net income                                                                         788         788
Common stock repurchased
  (27,666,460 shares)                       (101)        (123)       (200)        (502)       (926)
Cash dividends declared
  Preferred stock                                                                  (25)        (25)
  Common stock                                                                    (415)       (415)
Other                                                                                1           1

BALANCE DECEMBER 31, 1999                 $1,606      $ 1,964       $(200)      $2,107     $ 5,477      $ 294
                                          ======      =======       =====       ======     =======      =====

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                   Notes to Consolidated Financial Statements

NOTE 1: GENERAL

BASIS OF PRESENTATION

    PG&E Corporation became the holding company of Pacific Gas and Electric Company (the Utility) on January 1, 1997. Prior to that time, the Utility was the predecessor of PG&E Corporation. Effective with PG&E Corporation's formation, the Utility's interests in its unregulated subsidiaries were transferred to PG&E Corporation.

    This is a combined annual report of PG&E Corporation and the Utility. Therefore, the Notes to Consolidated Financial Statements apply to both PG&E Corporation and the Utility. PG&E Corporation's consolidated financial statements include the accounts of PG&E Corporation, the Utility, and PG&E Corporation's wholly owned and controlled subsidiaries. The Utility's consolidated financial statements include its accounts as well as those of its wholly owned and controlled subsidiaries. All significant intercompany transactions have been eliminated from the consolidated financial statements. Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the 1999 presentation.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of revenues, expenses, assets, and liabilities and the disclosure of contingencies. Actual results could differ from these estimates.

    Accounting principles used include those necessary for rate-regulated enterprises, which reflect the ratemaking policies of the California Public Utilities Commission (CPUC) and the Federal Energy Regulatory Commission (FERC).

OPERATIONS

    PG&E Corporation is an energy-based holding company headquartered in San Francisco, California. Its businesses provide energy services throughout North America. PG&E Corporation's Northern and Central California utility subsidiary, Pacific Gas and Electric Company, provides natural gas and electric service to one of every 20 Americans.

    PG&E Corporation's National Energy Group provides energy products and services throughout North America. The National Energy Group businesses develop, construct, operate, own, and manage independent power generation facilities that serve wholesale and industrial customers through PG&E Generating Company, LLC (formerly U.S. Generating Company, LLC) and its affiliates (collectively, PG&E
Gen); own and operate natural gas pipelines, natural gas storage facilities, and natural gas processing plants, primarily in the Pacific Northwest and in Texas, through various subsidiaries of PG&E Corporation (collectively, PG&E Gas Transmission or PG&E GT); purchase and sell energy commodities and provide risk management services to customers in major North American markets, including the other National Energy Group non-utility businesses, unaffiliated utilities, marketers, municipalities, and large end-use customers through PG&E Energy Trading--Gas Corporation, PG&E Energy Trading--Power, L.P., and their affiliates (collectively, PG&E Energy Trading or PG&E ET); and provide competitively priced electricity, natural gas, and related services to industrial, commercial, and institutional customers through PG&E Energy Services Corporation (PG&E Energy Services or PG&E ES). In the fourth quarter of 1999, PG&E Corporation's Board of Directors approved a plan for the divestiture of PG&E Corporation's Texas natural gas and natural gas liquids business. Also in the fourth quarter of 1999, PG&E Corporation's Board of Directors approved a plan for the divestiture of PG&E Corporation's retail energy services.

REGULATION AND STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS (SFAS) NO. 71

    The Utility is regulated by the CPUC, the FERC, and the Nuclear Regulatory Commission, among others. The gas transmission business in the Pacific Northwest is regulated by the FERC. The gas transmission business in Texas is regulated by the Texas Railroad Commission.

    PG&E Corporation and the Utility account for the financial effects of regulation in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement allows for the deferral as a regulatory asset costs that otherwise would have been expensed if it is probable that the costs will be recovered in future regulated revenues. In addition, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires PG&E Corporation and the Utility to write off regulatory assets when they are no longer probable of recovery. On an ongoing basis, PG&E Corporation and the Utility review their regulatory assets and liabilities for the continued applicability of SFAS
No. 71 and the effect of SFAS No. 121.

    Regulatory assets and liabilities are comprised of the following:

                                                                  BALANCE AT
                                                                 DECEMBER 31,
                                                              -------------------
(IN MILLIONS)                                                   1999       1998
Utility:
  Generation-related transition costs(1)                       $3,996     $5,355
  Unamortized loss, net of gain, on reacquired debt               288        289
  Regulatory assets for deferred income tax                       295        293
  Other, net                                                      316        351
                                                               ------     ------
Total Utility                                                  $4,895     $6,288
National Energy Group                                              62         59
                                                               ------     ------
Regulatory assets                                              $4,957     $6,347
                                                               ======     ======
Regulatory liabilities                                         $  771     $  526
                                                               ======     ======

(1) See Note 2 of Notes to Consolidated Financial Statements for further discussion.

    Regulatory assets and liabilities are amortized over the period that the costs are reflected in regulated revenues. The majority of the Utility's regulatory assets are included in generation-related transition costs. The Utility is amortizing its eligible transition costs, including generation-related regulatory assets, over the transition period in conjunction with the available competitive transition charge (CTC) revenues. During 1999, regulatory assets related to electric industry restructuring decreased by $1,359 million. This decrease reflects the recovery of eligible transition costs of $806 million through amortization and $553 million through the gain on the sale of generating plants.

REVENUES AND REGULATORY BALANCING ACCOUNTS

    In connection with electric industry restructuring, use of the Utility's sales and energy cost balancing accounts for electric utility revenues was discontinued in 1998. These balancing accounts have been replaced with regulatory adjustment mechanisms that impact expenses instead of revenues. (See
Note 2.) For gas utility revenues, sales balancing accounts accumulate differences between authorized and actual base revenues. Further, gas cost balancing accounts accumulate differences between the actual cost of gas and the revenues designated for recovery of such costs. The regulatory balancing accounts accumulate balances until they are refunded to or received from Utility customers through authorized rate adjustments. Utility revenues included amounts for services rendered but unbilled at the end of each year.

ACCOUNTING FOR PRICE RISK MANAGEMENT ACTIVITIES

    PG&E Corporation, primarily through its subsidiaries, engages in price risk management activities for both non-hedging and hedging purposes. PG&E Corporation conducts non-hedging activities principally through its unregulated subsidiary, PG&E ET. Derivative and other financial instruments associated with our electric power, natural gas, natural gas liquids, and related non-hedging activities are accounted for using the mark-to-market method of accounting.

    Under mark-to-market accounting, PG&E Corporation's non-hedging contracts, including both physical contracts and financial instruments, are recorded at market value, which approximates fair value. The market prices used to value these transactions reflect management's best estimates considering various factors including market quotes, time value, and volatility factors of the underlying commitments. The values are adjusted to reflect the potential impact of liquidating a position in an orderly manner over a reasonable period of time under present market conditions.

    Changes in the market value of these contract portfolios, resulting primarily from newly originated transactions and the impact of commodity price and interest rate movements, are recognized in operating revenues in the period of change. Unrealized gains and losses of these contract portfolios are recorded as assets and liabilities, respectively, from price risk management.

    In addition to the non-hedging activities discussed above, PG&E Corporation may engage in hedging activities using futures, forward contracts, options, and swaps to hedge the impact of market fluctuations on energy commodity prices, interest rates, and foreign currencies when there is a high degree of correlation between price movements in the derivative and the item designated as being hedged. PG&E Corporation accounts for hedge transactions under the deferral method. Initially, PG&E Corporation defers unrealized gains and losses on these transactions and classifies them as assets or liabilities. When the hedged transaction occurs, PG&E Corporation recognizes the gain or loss in operating expense. In instances where the anticipated correlation of price movements does not occur, hedge accounting is terminated and future changes in the value of the derivative are recognized as gains or losses. If the hedged item is sold, the value of the associated derivative is recognized in income.

    In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which delayed the implementation of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," by one year to require adoption in years beginning after June 15, 2000. The Statement permits early adoption as of the beginning of any fiscal quarter.

    PG&E Corporation expects to adopt SFAS No. 133 no later than January 1, 2001. The Statement will require PG&E Corporation to recognize all derivatives, as defined in the Statement, on the balance sheet at fair value. Derivatives, or any portion thereof, that are not effective hedges must be adjusted to fair value through income. If derivatives are effective hedges, depending on the nature of the hedges, changes in the fair value of derivatives either will be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or will be recognized in other comprehensive income until the hedged items are recognized in earnings. We currently are evaluating what effect of SFAS No. 133 will be on the earnings and financial position of PG&E Corporation. However, we already use the mark-to-market method of accounting for our commodity non-hedging and price risk management activities.

    In compliance with regulatory requirements, the Utility manages price risk independently from the activities in PG&E Corporation's unregulated business. During 1998, the CPUC authorized Pacific Gas and Electric Company to trade natural gas-based financial instruments to manage price and revenue risks associated with its natural gas transmission and storage assets, subject to certain conditions. Also in 1998, the CPUC authorized the Utility to trade natural gas-based financial instruments to hedge the gas commodity price swings in serving core gas customers. In May 1999, the Power Exchange (PX) obtained FERC approval to operate the "block forward market" which offers parties the ability to buy and sell contracts to purchase electricity in the future at prices set in the contracts. The Utility sought and obtained CPUC authority to participate in the PX block forward market for contracts that call for delivery of the purchased electricity by October 31, 2000, as well as to recover costs (such as gains/losses and transaction fees) associated with its participation in this market.

PROPERTY, PLANT, AND EQUIPMENT

    Plant additions and replacements are capitalized. The capitalized costs include labor, materials, construction overhead, and capitalized interest or an allowance for funds used during construction (AFUDC). AFUDC is the estimated cost of debt and equity funds used to finance regulated plant additions. The Utility recovers AFUDC in rates through depreciation expense over the useful life of the related asset. Nuclear fuel inventories are included in property, plant, and equipment. Stored nuclear fuel inventory is stated at lower of average cost or market. Nuclear fuel in the reactor is amortized based on the amount of energy output.

    The original cost of retired plant and removal costs less salvage value is charged to accumulated depreciation upon retirement of plant in service for the Utility and the National Energy Group businesses that apply SFAS No. 71. For the remainder of our National Energy Group business operations, the cost and accumulated depreciation of property, plant, and equipment retired or otherwise disposed of are removed from related accounts and included in the determination of the gain or loss on disposition.

    Property, plant, and equipment is depreciated using a straight-line remaining-life method. PG&E Corporation's composite depreciation rates were
3.60 percent, 3.89 percent, and 3.45 percent for the years ended December 31, 1999, 1998, and 1997, respectively. The Utility's composite depreciation rates were 3.41 percent, 3.88 percent, and 3.26 percent for the years ended
December 31, 1999, 1998, and 1997, respectively.

GAINS AND LOSSES ON REACQUIRED DEBT

    Any gains and losses on reacquired debt associated with regulated operations that are subject to the provisions of SFAS No. 71 are deferred and amortized over the remaining original lives of the debt reacquired, consistent with ratemaking principles. Gains and losses on reacquired debt associated with unregulated operations are recognized in earnings at the time such debt is reacquired.

INVENTORIES

    Inventories include material and supplies, gas stored underground, coal, and fuel oil. Materials and supplies, coal, and gas stored underground are valued at average cost. Fuel oil is valued by the last-in first-out method.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    Cash equivalents (stated at cost, which approximates market) include working funds and consist primarily of Eurodollar time deposits, bankers acceptances, and some commercial paper with original maturities of three months or less.

INCOME TAXES

    PG&E Corporation uses the liability method of accounting for income taxes. Income tax expense includes current and deferred income taxes resulting from operations during the year. Tax credits are amortized over the life of the related property.

    PG&E Corporation files a consolidated federal income tax return that includes domestic subsidiaries in which its ownership is 80 percent or more. The Utility and various other subsidiaries are parties to a tax-sharing arrangement with PG&E Corporation. PG&E Corporation files consolidated state income tax returns when applicable. The Utility reports taxes on a stand-alone basis.

RELATED PARTY AGREEMENTS

    In accordance with various agreements, the Utility and other subsidiaries provide and receive various services from their parent, PG&E Corporation. Services include the Utility's provision of general and administrative services. The Utility and other subsidiaries receive general and administrative services and financing from PG&E Corporation. Corporate costs, such as administrative costs, interest, and income taxes, are allocated to subsidiaries using a variety of factors, including their share of employees, operating expenses, assets, and other cost causal methods. Also, the Utility purchases gas commodity and transmission services from PG&E ET and transmission services from PG&E GT NW. Intercompany transactions are eliminated in consolidation and no profit results from these transactions. At December 31, 1999, the Utility has a net intercompany payable to affiliates of $207 million, of which $163 million relates to short-term borrowings, including interest. For the years ended December 31, 1999 and 1998, the Utility's significant related party transactions are provided in the table below.

(IN MILLIONS)                                                   1999       1998
Utility revenues from:
Administrative services provided to PG&E Corporation            $ 23       $17
Transportation and distribution services provided to PG&E ES     134        --
Gas reservation services provided to PG&E ET                       7         1
Other                                                              3         4

Utility expenses from:
Administrative services received from PG&E Corporation            66        58
Gas commodity and transmission services received from PG&E
  ET                                                              30         1
Transmission services received from PG&E GT NW                    47        49

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING METHOD

    Effective January 1, 1999, PG&E Corporation changed its method of accounting for major maintenance and overhauls at the National Energy Group. Beginning January 1, 1999, the cost of major maintenance and overhauls, principally at the PG&E Gen business segment, were accounted for as incurred. Previously, the estimated cost of major maintenance and overhauls was accrued in advance in a systematic and rational manner over the period between major maintenance and overhauls. The change resulted in PG&E Corporation recording income of $12 million net of income tax ($0.03 per share), reflecting the cumulative effect of the change in accounting principle. The effect on current year results of operations was immaterial. Accordingly, the unaudited quarterly consolidated information has been restated. (See "Quarterly Consolidated Financial Data (Unaudited)" below.)

    The Utility has consistently accounted for major maintenance and overhauls as incurred.

NOTE 2: THE CALIFORNIA ELECTRIC INDUSTRY

    In 1998, California became one of the first states in the country to implement electric industry restructuring and establish a competitive market framework for electric generation. Today, most Californians may continue to purchase their electricity from investor-owned utilities such as Pacific Gas and Electric Company, or they may choose to purchase electricity from alternative generation providers (such as unregulated power generators and unregulated retail electricity suppliers such as marketers, brokers, and aggregators). For those customers who have not chosen an alternative generation provider, investor-owned utilities, such as the Utility, continue to be the generation providers. Investor-owned utilities continue to provide distribution services to substantially all customers within their service territories, including customers who choose an alternative generation provider.

COMPETITIVE MARKET FRAMEWORK

    To create a competitive generation market, a PX and an Independent System Operator (ISO) began operating on March 31, 1998. The PX provides a competitive auction process to establish market clearing prices for electricity in the markets operated by the PX. The ISO schedules delivery of electricity for all market participants. The Utility continues to own and maintain a portion of the transmission system, but the ISO controls the operation of the system. Unless or until the CPUC determines otherwise, the Utility is required to bid or schedule into the PX and ISO markets all of the electricity generated by its power plants and electricity acquired under contractual agreements with unregulated generators. Also, the Utility is required to buy from the PX all electricity needed to provide service to retail customers that continue to choose the Utility as their electricity supplier.

    In November 1999, the FERC approved the extension of the ISO's authority to establish price limitations through 2000. The ISO Board increased the applicable price limitation to $750 per megawatt-hour (MWh) on October 1, 1999, but has the option to decrease it to $500 per MWh or make other changes, in view of the FERC's decision. This limits the amount of volatility that occurs in the California electricity market. However, the ISO will review the appropriate level for any price limitations for the summer of 2000 in light of market redesign efforts now being considered, including changes to reduce uninstructed deviations from ISO dispatch orders and changes to permit loads to participate by submitting bids for price responsive demand in energy or ancillary services markets.

    For the year ended December 31, 1999, and for the period of March 31, 1998 (the PX's establishment date) to December 31, 1998, the cost of electric energy for the Utility, reflected on the Statement of Consolidated Income, is comprised of the cost of PX purchases, ancillary services purchased from the ISO, cost of transmission, and the cost of Utility generation, net of sales to the PX as follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
(IN MILLIONS)                                                   1999       1998
Cost of fuel for electric generation and qualifying
  facilities (QF) purchases                                    $1,489    $ 2,030
Cost of purchases from the PX                                   1,114        723
Cost of ancillary services                                        630        617
Proceeds from sales to the PX                                    (822)    (1,049)
                                                               ------    -------
Cost of electric energy                                        $2,411    $ 2,321
                                                               ======    =======

TRANSITION PERIOD, RATE FREEZE, AND RATE REDUCTION

    California's electric industry restructuring established a transition period during which electric rates remain frozen at 1996 levels (with the exception that, on January 1, 1998, rates for small commercial and residential customers were reduced by 10 percent and remain frozen at this reduced level) and investor-owned utilities may recover their transition costs. Transition costs are generation-related costs that prove to be uneconomic under the new competitive structure. The transition period ends the earlier of December 31, 2001, or when the particular utility has recovered its eligible transition costs.

    Revenues from frozen electric rates provide for the recovery of authorized Utility costs, including transmission and distribution service, public purpose programs, nuclear decommissioning, and rate reduction bond debt service. To the extent the revenues from frozen rates exceed authorized Utility costs, the remaining revenues constitute the CTC, which recovers the transition costs. These CTC revenues are being recovered from all Utility distribution customers and are subject to seasonal fluctuations in the Utility's sales volumes and certain other factors. As the CTC is collected regardless of the customer's choice of electricity supplier (i.e., the CTC is non-bypassable), the Utility believes that the availability of choice to its customers will not have a material impact on its ability to recover transition costs.

    To pay for the 10 percent rate reduction, the Utility refinanced
$2.9 billion (the expected revenue reduction from the rate decrease) of its transition costs with the proceeds from the rate reduction bonds. The bonds allow for the rate reduction by lowering the carrying cost on a portion of the transition costs and by deferring recovery of a portion of these transition costs until after the transition period. During the rate freeze, the rate reduction bond debt service will not increase Utility customers' electric rates. If the transition period ends before December 31, 2001, the Utility may be obligated to return a portion of the economic benefits of the transaction to customers. The timing of any such return and the exact amount of such portion, if any, have not yet been determined.

TRANSITION COST RECOVERY

    Although most transition costs must be recovered during the transition period, certain transition costs can be recovered after the transition period. Except for certain transition costs discussed below, at the conclusion of the transition period, the Utility will be at risk to recover any of its remaining generation costs through market-based revenues.

    Transition costs consist of (1) above-market sunk costs (costs associated with utility generating facilities that are fixed and unavoidable and that were included in customers' rates on December 20, 1995) and future sunk costs, such as costs related to plant removal, (2) costs associated with long-term contracts to purchase power at above-market prices from qualifying facilities and other power suppliers, and (3) generation-related regulatory assets and obligations. (In general, regulatory assets are expenses deferred in the current or prior periods, to be included in rates in subsequent periods.)

    Above-market sunk costs result when the book value of a facility exceeds its market value. Conversely, below-market sunk costs result when the market value of a facility exceeds its book value. The total amount of generation facility costs to be included as transition costs is based on the aggregate of above-market and below-market values. The above-market portion of these costs is eligible for recovery as a transition cost. The below-market portion of these costs will reduce other unrecovered transition costs. These above- and below-market sunk costs are related to generating facilities that are classified as either non-nuclear or nuclear sunk costs.

    The Utility cannot determine the exact amount of above-market non-nuclear sunk costs that will be recoverable as transition costs until the valuation of the Utility's remaining non-nuclear generating assets, primarily its hydroelectric generating assets, is completed. The valuation, through appraisal, sale, or other divestiture, must be completed by December 31, 2001. The value of seven of the Utility's other non-nuclear generating facilities was determined when these facilities were sold to third parties. The portion of the sales proceeds that exceeded the book value of these facilities was used to reduce other transition costs. On September 30, 1999, the Utility filed an application with the CPUC to determine the market value of its hydroelectric generating facilities and related assets through an open, competitive auction. (See "Generation Divestiture" below.) The Utility plans to use an auction process similar to the one previously approved by the CPUC and successfully used in the sale of the Utility's fossil and geothermal plants. If the market value of the Utility's hydroelectric facilities is determined based upon any method other than a sale of the facilities to a third party, a material charge to Utility earnings could result. Any excess of market value over book value would be used to reduce other transition costs. (See "Generation Divestiture" below.)

    For nuclear transition costs, revenues provided for transition cost recovery are based on the accelerated recovery of the investment in Diablo Canyon Nuclear Power Plant (Diablo Canyon) over a five-year period ending December 31, 2001. The amount of nuclear generation sunk costs was determined separately through a CPUC proceeding and was subject to a final verification audit that was completed in August 1998. The audit of the Utility's Diablo Canyon accounts at December 31, 1996, resulted in the issuance of an unqualified opinion. The audit verified that Diablo Canyon sunk costs at December 31, 1996, were $3.3 billion of the total $7.1 billion construction costs. The independent accounting firm also issued an agreed-upon special procedures report, requested by the CPUC, that questioned $200 million of the $3.3 billion sunk costs. The CPUC will review the results of the audit and may seek to make adjustments to Diablo Canyon's sunk costs subject to transition cost recovery. At this time, the Utility cannot predict what actions, if any, the CPUC may take regarding the audit report.

    Costs associated with the Utility's long-term contracts to purchase electric power are included as transition costs. Regulation required the Utility to enter into such long-term agreements with non-utility generators. Prices fixed under these contracts are now typically above prices for power in wholesale markets (See Note 14). Over the remaining life of these contracts, the Utility estimates that it will purchase 299 million MWh of electric power. To the extent that the individual contract prices are above the market price, the Utility is collecting the difference between the contract price and the market price from customers, as a transition cost, over the term of the contract. The contracts expire at various dates through 2028.

    The total costs under long-term contracts are based on several variables, including the capacity factors of the related generating facilities and future market prices for electricity. During 1999, the average price paid under the Utility's long-term contracts for electricity was 6.3 cents per kilowatt-hour
(kWh). The average cost of electricity purchased at market rates from the PX for the year ended December 31, 1999, was 3.7 cents per kWh. The average cost of electricity purchased at market rates from the PX for the period from March 31, 1998, the PX's establishment date, to December 31, 1998, was 3.2 cents per kWh.

    Generation-related regulatory assets and obligations (net generation-related regulatory assets) are included as transition costs. At December 31, 1999 and 1998, the Utility's generation-related net regulatory assets totaled $4 billion and $5.4 billion, respectively.

    Certain transition costs can be recovered through a non-bypassable charge to distribution customers after the transition period. These costs include
(1) certain employee-related transition costs, (2) above-market payments under existing long-term contracts to purchase power, discussed above, (3) up to $95 million of transition costs to the extent that the recovery of such costs during the transition period was displaced by the recovery of electric industry restructuring implementation costs, and (4) transition costs financed by the rate reduction bonds. Transition costs financed by the issuance of rate reduction bonds will be recovered over the term of the bonds. In addition, the Utility's nuclear decommissioning costs are being recovered through a CPUC-authorized charge, which will extend until sufficient funds exist to decommission the nuclear facility. During the rate freeze, the charge for these costs will not increase Utility customers' electric rates. Excluding these exceptions, the Utility will write off any transition costs not recovered during the transition period.

    The Utility is amortizing its transition costs, including most generation-related regulatory assets, over the transition period in conjunction with the available CTC revenues. During the transition period, a reduced rate of return on common equity of 6.77 percent applies to all generation assets, including those generation assets reclassified to regulatory assets. Effective January 1, 1998, the Utility started collecting these eligible transition costs through the non-bypassable CTC and generation divestiture. For the years ended December 31, 1999 and 1998, regulatory assets related to electric industry restructuring decreased by $1,359 million and $609 million, respectively, which reflects the recovery of eligible transition costs.

    During the transition period, the CPUC reviews the Utility's compliance with accounting methods established in the CPUC's decisions governing transition cost recovery and the amount of transition costs requested for recovery. The CPUC is currently reviewing non-nuclear transition costs amortized during 1998 and the first six months of 1999.

GENERATION DIVESTITURE

    In 1998, the Utility sold three fossil-fueled generation plants for $501 million. These three fossil-fueled plants had a combined book value at the time of the sale of $346 million and had a combined capacity of 2,645 megawatts
(MW).

    On April 16, 1999, the Utility sold three other fossil-fueled generation plants for $801 million. At the time of sale, these three fossil-fueled plants had a combined book value of $256 million and had a combined capacity of 3,065 MW.

    On May 7, 1999, the Utility sold its complex of geothermal generation facilities for $213 million. At the time of sale, these facilities had a combined book value of $244 million and had a combined capacity of 1,224 MW.

    The gains from the sale of the fossil-fueled generation plants were used to offset other transition costs. Likewise, the loss from the sale of the complex of geothermal generation facilities is being recovered as a transition cost.

    The Utility has retained a liability for required environmental remediation related to any pre-closing soil or groundwater contamination at the plants it has sold.

    On September 30, 1999, the Utility filed an application with the CPUC to determine the market value of its hydroelectric generating facilities and related assets through an open, competitive auction. The Utility proposes to use an auction process similar to the one previously approved by the CPUC and successfully used in the sale of the Utility's fossil and geothermal plants. Under the process proposed in the application, another subsidiary of PG&E Corporation, PG&E Gen, would be permitted to participate in the auction on the same basis as other bidders.

    The sale of the hydroelectric facilities would be subject to certain conditions, including the transfer or re-issuance of various permits and licenses by the FERC and other agencies. In addition, the FERC must approve assignment of the Utility's Reliability Must Run Contract with the ISO for any facility subject to such contract. Under the proposed purchase and sale agreement, the CPUC's approval of the proposed sale on terms acceptable to the Utility in the Utility's sole discretion is also a condition precedent to the closing of any sale.

    On January 13, 2000, a scoping memo and ruling was issued that separates the proceeding into two concurrent phases: one to review the potential environmental impacts of the proposed auction under the California Environmental Quality Act and a second to determine whether the Utility's auction proposal, or some other alternative to the proposal, is in the public interest. The ruling notes that the divestiture and valuation issues can best be considered after the environmental impacts of a change in ownership have been reviewed. Potential bidders will also be able to incorporate the costs of any mitigation measures that may be required into their bids. The ruling sets a procedural schedule which calls for a final decision on the Utility's auction proposal by October 19, 2000, and a final environmental impact report published in November 2000. The ruling also anticipates that a final CPUC decision approving the sale would be issued by May 15, 2001. Finally, the ruling prohibits the Utility from withdrawing its application without express CPUC authority. It is uncertain whether the CPUC will ultimately approve the Utility's auction proposal.

    At December 31, 1999, the book value of the Utility's net investment in hydroelectric generation assets was approximately $0.7 billion, excluding approximately $0.5 billion of net investment reclassified as regulatory assets. Any excess of market value over the $0.7 billion book value would be used to reduce transition costs, including the remaining $0.5 billion of regulatory assets related to the hydroelectric generation assets. If the market value of the hydroelectric generation assets is determined by any method other than a sale of the assets to a third party, or if the winning bidder for any of the auctioned assets is PG&E Gen, a material charge to Utility earnings could result. The timing and nature of any such charge is dependent upon the valuation method and procedure adopted, and the method of implementation. As discussed below, it is possible that the CPUC will require an interim valuation through an estimate of market value of the assets prior to transfer, sale or other divestiture, which could also result in a material charge. While transfer or sale to an affiliated entity such as PG&E Gen would result in a material charge to income, neither PG&E Corporation nor the Utility believes that the sale of any generation facilities to a third party will have a material impact on its results of operations.

    The Utility's ability to continue recovering its transition costs depends on several factors, including (1) the continued application of the regulatory framework established by the CPUC and state legislation, (2) the amount of transition costs ultimately approved for recovery by the CPUC, (3) the determined value of the Utility's hydroelectric generation facilities,
(4) future Utility sales levels, (5) future Utility fuel and operating costs, and

(6) the market price of electricity. Given the current evaluation of these factors, PG&E Corporation believes that the Utility will recover its transition costs. However, a change in one or more of these factors could affect the probability of recovery of transition costs and result in a material charge.

POST-TRANSITION PERIOD

    In October 1999, the CPUC issued a decision in the Utility's post-transition period ratemaking proceeding. Among other matters, the CPUC's decision addresses the mechanisms for ending the current electric rate freeze and for establishing post-transition period accounting mechanisms and rates. The decision requires Diablo Canyon generation to be priced at prevailing market rates after the transition period.

    The CPUC decision requires the Utility to provide quarterly forecasts of when the Utility's rate freeze (i.e., transition period) may end based on various assumptions regarding energy prices and the book value of the Utility's remaining generation assets. The Utility is required to notify the CPUC three months before the earliest forecasted end of its rate freeze and provide draft tariff language and sample calculations of the rates that would go into effect when the rate freeze ends. After the Utility completes its transition cost recovery, it must implement its post-rate-freeze rates.

    The timing of the end of the rate freeze and corresponding transition period will, in part, depend on the timing of the valuation of the Utility's hydroelectric generating assets and the ultimate determined value of such assets since any excess of market value over the assets' book value would be used to reduce transition costs. If the value of the Utility's hydroelectric generation assets is significantly higher than the related book value, the transition period and the rate freeze could end before December 31, 2001, and potentially could end during 2000. The CPUC is considering the Utility's proposal to auction its hydroelectric assets, although the CPUC could also require the Utility to implement an interim valuation of the assets. In another proceeding (the 1998 Annual Transition Cost Proceeding (ATCP)), a CPUC administrative law judge issued a proposed decision on January 7, 2000, which contained a proposed change to the rules previously in place for the amortization of transition costs. Under the final decision, issued on February 17, 2000, on a prospective basis the utilities are required to assess the estimated market value of their remaining non-nuclear generating assets, including the land associated with those assets, on an aggregate basis at a value not less than the net book value of those assets and to credit the Transition Cost Balancing Account (TCBA) with the estimated value. The decision encourages the utilities to base such estimates on realistic assessments of the market value of the assets. The final decision did not adopt the proposed decision's recommendation to establish a new regulatory asset account that would allow a true-up when the estimated market value is greater than actual market value. However, the decision states that crediting the TCBA with the aggregate net book value of the remaining non-nuclear generating assets is a conservative approach and remedies any concerns regarding the lack of a true-up. The decision provides that if the estimated market valuation is less than book value for any individual asset, accelerated amortization of the associated transition costs will continue until final market valuation of the asset occurs through sale, appraisal, or other divestiture. If the final value of the assets, determined through sale, appraisal, or other divestiture, is higher than the estimate, the excess amount would be used to pay remaining transition costs, if any. The utilities are required to file the adjusted entries to their respective TCBA based on the estimated market values with the CPUC by March 9, 2000. The filing will become effective after appropriate review by the CPUC's Energy Division and the TCBA entries are subject to review in the next ATCP. If an estimate of the market value of the non-nuclear generating assets is adopted that exceeds the aggregate net book value of those assets, a charge to earnings would result.

    After the rate freeze and transition periods end, the Utility must refund to electric customers any over-collected transition costs (plus interest at the Utility's authorized rate of return) within one year after the end of the rate freeze. The Utility also will be prohibited from collecting after the rate freeze any electric costs incurred during the rate freeze but not recovered during the rate freeze, including costs that are not classified as transition costs. Through the end of its rate freeze, the Utility will continue to incur certain non-transition costs and place those costs into balancing and memorandum accounts for future recovery. There is a risk that the Utility will be unable to collect certain non-transition costs that, due to lags in the regulatory cost approval process, have not been approved for recovery nor collected when the rate freeze ends. The Utility is unable to predict the amount of such potential unrecoverable costs.

    The CPUC also has established the Purchased Electric Commodity Account for the Utility to track energy costs after the rate freeze and transition period end. The CPUC intends to explore other ratemaking issues, including whether dollar-for-dollar recovery of energy costs is appropriate, in the second phase of the post-transition electric ratemaking proceeding. There are three primary options for the future regulatory framework for utility electric energy procurement cost recovery after the rate freeze: (1) a CPUC-defined procurement practice, that if followed by the Utility, would pass through costs without the need for reasonableness reviews, (2) a pass-through of costs subject to after-the-fact reasonableness reviews, or (3) a procurement incentive mechanism with rewards and penalties determined based on the Utility's energy purchasing performance compared to a benchmark. The Utility proposed adoption of either a defined procurement practice or a procurement incentive mechanism, neither of which would involve reasonableness reviews. The volatility of earnings and risk exposure of the Utility related to post-transition period purchases of electricity is dependent on which of these options, or some other approach, is adopted.

    After the transition period, the Utility's future earnings from its electric distribution will be subject to volatility as a result of sales fluctuations.

NOTE 3: PRICE RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

    The following table is a summary of the contract or notional amounts and maturities of PG&E Corporation's contracts used for non-hedging activities related to commodity price risk management as of December 31, 1999 and 1998. Short and long positions pertaining to derivative contracts used for hedging activities as of December 31, 1999 and 1998, are immaterial.

                                                                                  MAXIMUM
NATURAL GAS, ELECTRICITY,                                   PURCHASE     SALE     TERM IN
AND NATURAL GAS LIQUIDS CONTRACTS                            (LONG)    (SHORT)     YEARS
(BILLIONS OF MMBTU EQUIVALENTS(1))
Non-Hedging Activities--December 31, 1999
Swaps                                                         2.28       2.20         7
Options                                                       0.93       0.85         8
Futures                                                       0.19       0.18         2
Forward contracts                                             1.47       1.42        12

Non-Hedging Activities--December 31, 1998
Swaps                                                         6.21       6.06         8
Options                                                       1.50       1.28         5
Futures                                                       0.58       0.61         4
Forward contracts                                             3.70       3.55         5

(1) One MMBtu is equal to one million British thermal units. PG&E Corporation's electric power contracts, measured in megawatts, were converted to MMBtu equivalents using a conversion factor of 10 MMBtu's per 1 megawatt-hour. PG&E Corporation's natural gas liquids contracts were converted to MMBtu equivalents using an appropriate conversion factor for each type of natural gas liquids product.

    Volumes shown for swaps, futures, and options represent notional volumes that are used to calculate amounts due under the agreements and do not necessarily represent volumes exchanged. Moreover, notional amounts are indicative only of the volume of activity and are not a measure of market risk.

    PG&E Corporation's net gains (losses) on swaps, options, futures, and forward contracts held during the years ended December 31, 1999 and 1998 are as follows:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
(IN MILLIONS)                                                   1999           1998
Swaps                                                           $ 15           $ 69
Options                                                          (41)           (49)
Futures                                                          (36)           (63)
Forward contracts                                                 98            101
                                                                ----           ----
Net gain (loss)                                                 $ 36           $ 58
                                                                ====           ====

    The following table discloses the estimated fair values of price risk management assets and liabilities as of December 31, 1999 and 1998. The ending and average fair values and associated carrying amounts of derivative contracts used for hedging purposes are not material as of December 31, 1999 and 1998.

                                                               AVERAGE       ENDING
(IN MILLIONS)                                                 FAIR VALUE   FAIR VALUE
Non-Hedging Activities--December 31, 1999
Assets:
Swaps                                                           $  643       $  244
Options                                                            106           92
Futures                                                            175           47
Forward contracts                                                  667          596
                                                                ------       ------
  Total                                                         $1,591       $  979
                                                                ------       ------
Noncurrent portion                                                           $  372
Current portion                                                              $  607
Liabilities:
Swaps                                                           $  592       $  218
Options                                                            109           81
Futures                                                            201           67
Forward contracts                                                  561          456
                                                                ------       ------
  Total                                                         $1,463       $  822
                                                                ------       ------
Noncurrent portion                                                           $  247
Current portion                                                              $  575
Non-Hedging Activities--December 31, 1998
Assets:
Swaps                                                           $  494       $  947
Options                                                            121          154
Futures                                                            115          150
Forward contracts                                                  342          499
                                                                ------       ------
  Total                                                         $1,072       $1,750
                                                                ------       ------
Noncurrent portion                                                           $  334
Current portion                                                              $1,416
Liabilities:
Swaps                                                           $  476       $  908
Options                                                            147          201
Futures                                                            111          186
Forward contracts                                                  282          398
                                                                ------       ------
  Total                                                         $1,016       $1,693
                                                                ------       ------
Noncurrent portion                                                           $  281
Current portion                                                              $1,412

    PG&E Corporation, primarily through its subsidiaries, engages in price risk management activities for both non-hedging and hedging purposes. Non-hedging activities are conducted principally through its unregulated subsidiary, PG&E ET. In compliance with regulatory requirements, the Utility manages price risk independently from the activities in PG&E Corporation's unregulated businesses (see Note 1 for further discussion). The Utility primarily engages in hedging activities which, noted above, were immaterial for the years ended December 31, 1999 and 1998.

    In valuing its electric power, natural gas, and natural gas liquids portfolios, PG&E Corporation considers a number of market risks and estimated costs and continuously monitors the valuation of identified risks and adjusts them based on present market conditions. Considerable judgment is required to develop the estimates of fair value; thus, the estimates provided herein are not necessarily indicative of the amounts that PG&E Corporation could realize in the current market.

    Generally, exchange-traded futures contracts require deposit of margin cash, the amount of which is subject to change based on market movement and in accordance with exchange rules. Margin cash requirements for over-the-counter financial instruments are specified by the particular instrument and often do not require margin cash and are settled monthly. Both exchange-traded and over-the-counter options contracts require payment/ receipt of an option premium at the inception of the contract. Margin cash for commodities futures and cash on deposit with counterparties was immaterial at December 31, 1999.

NOTE 4: CONCENTRATIONS OF MARKET AND CREDIT RISK

MARKET RISK

    Market risk is the risk that changes in market prices will adversely affect earnings and cash flows. PG&E Corporation is primarily exposed to the market risk associated with energy commodities such as electric power, natural gas, and natural gas liquids. Therefore, PG&E Corporation's price risk management activities primarily involve buying and selling fixed-price commodity commitments into the future. Net open positions often exist or are established due to PG&E Corporation's assessment of and response to changing market conditions. To the extent that PG&E Corporation has an open position, it is exposed to the risk that fluctuating market prices may adversely impact its financial results.

CREDIT RISK

    The use of financial instruments to manage the risks associated with changes in energy commodity prices creates exposure resulting from the possibility of nonperformance by counterparties pursuant to the terms of their contractual obligation. The counterparties in PG&E Corporation's portfolio consist primarily of investor-owned and municipal utilities, energy trading companies, financial institutions, and oil and gas production companies. PG&E Corporation minimizes credit risk by dealing primarily with creditworthy counterparties in accordance with established credit approval practices and limits. PG&E Corporation routinely assesses the financial strength of its counterparties and may require letters of credit or parental guarantees when the financial strength of a counterparty is not considered sufficient. PG&E Corporation has experienced no material losses due to the nonperformance of counterparties in 1999. The credit exposure of the five largest counterparties comprised approximately
$250 million of the total credit exposure associated with financial instruments used to manage price risk. Counterparties considered to be investment grade or higher comprise 70 percent of the total credit exposure.

NOTE 5: ACQUISITIONS AND SALES

    In January 1997, PG&E Corporation acquired Teco Pipeline Company for
$378 million, consisting of $317 million of PG&E Corporation common stock and the purchase of a $61 million note.

    In April 1997, through one of its wholly owned subsidiaries, PG&E Corporation sold its interest in International Generating Company, Ltd., which resulted in an after-tax gain of approximately $120 million.

    In July 1997, PG&E Corporation completed its acquisition of Valero Energy Corporation's natural gas business and a gas marketing business located in Texas. PG&E Corporation issued approximately 31 million shares of its common stock to acquire Valero along with the assumption of $780 million in long-term debt, equating to a purchase price of approximately $1.5 billion. The acquisition was accounted for as a purchase and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on estimated fair values.

    In September 1997, PG&E Corporation became the sole owner of PG&E Gen, an independent power developer, owner, and manager; PG&E Operating Services Company, PG&E Gen's operations and maintenance affiliate; and USGen Power Services, L.P., PG&E Gen's power marketing affiliate. Additionally, PG&E Corporation has acquired all or part of interest in several power projects that are affiliated with PG&E Gen.

    In July 1998, PG&E Corporation sold its Australian energy holdings. The sale represents a premium on the price in local currency of PG&E Corporation's 1996 investment in the assets. However, the transaction resulted in a charge of $.06 per share in the second quarter of 1998. This charge was primarily due to the 22 percent currency devaluation of the Australian dollar against the U.S. dollar during 1998 and 1997.

    In September 1998, PG&E Corporation, through its indirect subsidiary USGen New England, Inc. (USGenNE), completed the acquisition of a portfolio of electric generating assets and power supply contracts from the New England Electric System (NEES). The acquisition has been accounted for using the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon an assessment of the fair values at the date of acquisition.

    Including fuel and other inventories and transaction costs, PG&E Corporation's financing requirements for this acquisition were approximately $1.8 billion, funded through an aggregate of $1.3 billion PG&E Gen and USGenNE debt and a $425 million equity contribution from PG&E Corporation. The net purchase price has been allocated as follows: (1) electric generating assets of $2.3 billion classified as property, plant, and equipment, (2) receivable for support payments of $0.8 billion, and (3) contractual obligations of $1.3 billion classified as current liabilities and other noncurrent liabilities. The assets include hydroelectric, coal, oil, and natural gas generation facilities with a combined generating capacity of 4,000 MW. In addition, USGenNE assumed 23 multi-year power purchase agreements representing an additional 800 MW of production capacity. USGenNE entered into agreements with NEES as part of the acquisition, which (1) provide that NEES shall make support payments over the next 9 years to USGenNE for the purchase power agreements, and (2) require that USGenNE provide electricity to certain of NEES affiliates under contracts that expire over the next 3 to 10 years.

    In December 1999, PG&E Corporation's Board of Directors approved a plan to dispose of PG&E ES, its wholly owned subsidiary, through a sale. As of December 31, 1999, the intended disposal has been accounted for as a discontinued operation. In connection with this transaction, PG&E Corporation's investment in PG&E ES was written down to its estimated net realizable value. In addition, PG&E Corporation provided a reserve for anticipated losses through the date of sale. The total provision for discontinued operations was $58 million, net of income taxes of $36 million. While there is no definite sales agreement, it is expected that the disposition will be completed in 2000. The amounts that PG&E Corporation will ultimately realize from this disposal could be materially different from the amounts assumed in arriving at the estimated loss on disposal of the discontinued operations. The PG&E ES business segment generated net losses of $40 million (or $0.11 per share), $52 million (or $0.14 per share), and $29 million (or $0.07 per share), for the years ended December 31, 1999, 1998 and 1997, respectively.

    The total assets and liabilities, including the charge noted above, of PG&E ES included in the PG&E Corporation Consolidated Balance Sheet at December 31, 1999 and 1998, are as follows:

                                                                        BALANCE AT
                                                                       DECEMBER 31,
                                                                  ----------------------
(IN MILLIONS)                                                       1999          1998
ASSETS
Current assets                                                      $114          $148
Noncurrent assets                                                     83            54
                                                                    ----          ----
Total Assets                                                        $197          $202

LIABILITIES
Current liabilities                                                 $ 61          $ 72
Noncurrent liabilities                                                10             9
                                                                    ----          ----
  Total liabilities                                                   71            81
                                                                    ----          ----
NET ASSETS                                                           126           121
                                                                    ====          ====

    On January 27, 2000, PG&E Corporation's National Energy Group signed a definitive agreement with El Paso Field Services Company (El Paso) providing for the sale to El Paso, a subsidiary of El Paso Energy Corporation, of the stock of PG&E Gas Transmission, Texas Corporation and PG&E Gas Transmission Teco, Inc. (collectively, PG&E GTT). The consideration to be received by the National Energy Group includes $279 million in cash subject to a working capital adjustment, the assumption by El Paso of debt having a book value of $624 million, and other liabilities associated with PG&E GTT.

    In 1999, PG&E Corporation recognized a charge against earnings of $890 million after-tax, or $2.42 per share, to reflect PG&E GTT's assets at their fair market value. The composition of the pre-tax charge is as follows: (1) an $819 million write down of net property, plant, and equipment, (2) the elimination of the unamortized portion of goodwill, in the amount of $446 million, and (3) an accrual of $10 million representing selling costs.

    Proceeds from the sale will be used to retire short-term debt associated with PG&E GTT's operations and for other corporate purposes. Closing of the sale, which is expected in the first half of 2000, is subject to approval under the Hart Scott Rodino Act.

    The sale of PG&E GTT represents disposal of the PG&E GTT business segment and a portion of the PG&E ET business segment. PG&E GTT's total assets and liabilities, including the charge noted above, included in the PG&E Corporation Consolidated Balance Sheet at December 31, 1999 and 1998, are as follows:

                                                                  BALANCE AT
                                                                 DECEMBER 31,
                                                              -------------------
(IN MILLIONS)                                                   1999       1998
ASSETS
Current assets                                                 $  229     $  366
Noncurrent assets                                                 988      2,346
                                                               ------     ------
Total Assets                                                   $1,217     $2,712

LIABILITIES
Current liabilities                                            $  448     $  486
Noncurrent liabilities                                            624      1,174
                                                               ------     ------
  Total liabilities                                             1,072      1,660
                                                               ------     ------
NET ASSETS                                                        145      1,052
                                                               ======     ======

NOTE 6: COMMON STOCK

PG&E CORPORATION

    PG&E Corporation has authorized 800 million shares of no-par common stock of which 384 million and 383 million shares were issued as of December 31, 1999 and 1998, respectively.

    During the years ended December 31, 1999 and 1998, PG&E Corporation repurchased $693 million and $1,158 million of its common stock, respectively. The repurchases in 1998 and through September 1999 were executed through separate, accelerated share repurchase programs. Under the 1999 agreement, PG&E Corporation repurchased in a specific transaction 16.6 million shares of its common stock at a cost of $502 million. In connection with this transaction, PG&E Corporation entered into a forward contract with an investment institution. PG&E Corporation settled the forward contract and its additional obligation of $29 million in September 1999. A wholly owned subsidiary of PG&E Corporation made this repurchase, along with subsequent stock repurchases. The stock held by the subsidiary is treated as treasury stock and reflected as stock held by subsidiary on the Consolidated Balance Sheet of PG&E Corporation.

    In October 1999, the Board of Directors of PG&E Corporation authorized an additional $500 million for the purpose of repurchasing shares of the Corporation's common stock on the open market. This authorization supplements the approximately $40 million remaining from the amount previously authorized by the Board of Directors on December 17, 1997. The authorization for share repurchase extends through September 30, 2001. As of December 31, 1999, a subsidiary of PG&E Corporation has repurchased 7.2 million shares at a cost of $159 million under this authorization.

UTILITY

    All of the Utility's outstanding common stock is held by PG&E Corporation and a subsidiary of the Utility. In connection with the formation of the holding company, all of the Utility's then-outstanding common stock was converted on a share-for-share basis to PG&E Corporation common stock.

    The Utility has authorized 800 million shares of $5 par value common stock of which 321 million and 341 million shares were issued as of December 31, 1999 and 1998, respectively.

    Prior to December 1999, the Utility repurchased 20 million shares of its common stock from PG&E Corporation for an aggregate purchase price of $726 million to maintain its authorized capital structure. In December 1999,
7.6 million shares of the Utility's common stock, with an aggregate purchase price of $200 million, was purchased by a subsidiary of the Utility. This purchase is reflected as stock held by subsidiary in the Consolidated Balance Sheet of Pacific Gas and Electric Company.

    The CPUC requires the Utility to maintain its CPUC-authorized capital structure, potentially limiting the amount of dividends the Utility may pay PG&E Corporation. In 1999, the Utility was in compliance with its CPUC-authorized capital structure.

NOTE 7: PREFERRED STOCK AND UTILITY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF TRUST HOLDING SOLELY UTILITY SUBORDINATED DEBENTURES

PREFERRED STOCK OF UTILITY

    The Utility has authorized 75 million shares of $25 par value preferred stock which may be issued as redeemable or nonredeemable preferred stock. At December 31, 1999 and 1998, the Utility had issued and outstanding 5,784,825 shares of nonredeemable preferred stock.

    At December 31, 1999 and 1998, the Utility had issued and outstanding 5,973,456 shares of redeemable preferred stock. The Utility's redeemable preferred stock is subject to redemption at the Utility's option, in whole or in part, if the Utility pays the specified redemption price plus accumulated and unpaid dividends through the redemption date. Annual dividends and redemption prices per share at December 31, 1999, range from $1.09 to $1.76 and from $25.75 to $27.25, respectively. In 1998, the Utility redeemed its Series 7.44% preferred stock with a face value of $65 million. Also in 1998, the Utility redeemed its Series 6 7/8% preferred stock with a face value of $43 million.

    The Utility's redeemable preferred stock with mandatory redemption provisions consists of 3 million shares of the 6.57% series and 2.5 million shares of the 6.30% series at December 31, 1999. The 6.57% series and 6.30% series may be redeemed at the Utility's option beginning in 2002 and 2004, respectively, at par value plus accumulated and unpaid dividends through the redemption date. These series of preferred stock are subject to mandatory redemption provisions entitling them to sinking funds providing for the retirement of stock outstanding.

    Holders of the Utility's nonredeemable preferred stock 5%, 5.5%, and 6% series have rights to annual dividends per share ranging from $1.25 to $1.50.

    Dividends on all preferred stock are cumulative. All shares of preferred stock have voting rights and equal preference in dividend and liquidation rights. Upon liquidation or dissolution of the Utility, holders of preferred stock would be entitled to the par value of such shares plus all accumulated and unpaid dividends, as specified for the class and series.

PREFERRED STOCK OF THE NATIONAL ENERGY GROUP

    Preferred stock of the National Energy Group consists of $57 million of preferred stock issued by a subsidiary of PG&E Gen. The preferred stock, with $100 par value, has a stated dividend of $3.35 per share, per quarter, and is redeemable when there is an excess of available cash. There were 549,594 shares outstanding at December 31, 1999 and 1998.

UTILITY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF TRUST HOLDING SOLELY UTILITY SUBORDINATED DEBENTURES

    The Utility, through its wholly owned subsidiary, PG&E Capital I (Trust), has outstanding 12 million shares of 7.90% cumulative quarterly income preferred securities (QUIPS), with an aggregate liquidation value of $300 million. Concurrent with the issuance of the QUIPS, the Trust issued to the Utility 371,135 shares of common securities with an aggregate liquidation value of $9 million. The Trust in turn used the net proceeds from the QUIPS offering and issuance of the common stock securities to purchase subordinated debentures issued by the Utility with a face value of $309 million, an interest rate of 7.9%, and a maturity date of 2025. These subordinated debentures are the only assets of the Trust. Proceeds from the sale of the subordinated debentures were used to redeem and repurchase higher-cost preferred stock.

    The Utility's guarantee of the QUIPS, considered together with the other obligations of the Utility with respect to the QUIPS, constitutes a full and unconditional guarantee by the Utility of the Trust's contractual obligations under the QUIPS issued by the Trust. The subordinated debentures may be redeemed at the Utility's option beginning in 2000 at par value plus accrued interest through the redemption date. The proceeds of any redemption will be used by the Trust to redeem QUIPS in accordance with their terms.

    Upon liquidation or dissolution of the Utility, holders of these QUIPS would be entitled to the liquidation preference of $25 per share plus all accrued and unpaid dividends thereon to the date of payment.

NOTE 8: LONG-TERM DEBT

    Long-term debt at December 31, 1999 and 1998, consisted of the following:

                                                                                           BALANCE AT
                                                                                          DECEMBER 31,
                                                                                       -------------------
(IN MILLIONS)                                                                            1999       1998
Utility long-term debt
  First and refunding mortgage bonds
              Maturity   Interest rates
              2000-2003  6.25% to 8.75%                                                 $  816     $  969
              2004-2008  5.875% to 6.25%                                                   600        615
              2009-2021  6.35% to 7.59%                                                    160        160
              2022-2026  5.85% to 8.80%                                                  2,004      2,117
                                                                                        ------     ------
              Principal amounts outstanding                                              3,580      3,861
              Unamortized discount net of premium                                          (29)       (32)
                                                                                        ------     ------
  Total mortgage bonds                                                                   3,551      3,829
  Pollution control loan agreements, variable rates, due 2010-2026                       1,348      1,348
  Unsecured medium-term notes, 5.56% to 8.45%, Due 2000-2014                               418        498
  Other Utility long-term debt                                                              25         29
                                                                                        ------     ------
Total Utility long-term debt                                                             5,342      5,704
Current portion of long-term debt                                                          465        260
                                                                                        ------     ------
Total Utility long-term debt, net of current portion                                     4,877      5,444
                                                                                        ------     ------
National Energy Group long-term debt
  First mortgage notes, 10.02% to 11.50%, due 2000-2009                                    333        370
  Senior notes
              Maturity   Interest rates
              1999       10.58%                                                             --         69
              2005       7.10%                                                             250        250
  Medium-term notes, 6.61% to 9.25%, due 2000-2012                                         299        298
  Senior debentures, 7.80%, due 2025                                                       150        150
  Amounts outstanding under credit facilities (See Note 10)                                649        654
  Other long-term debt                                                                     242        265
                                                                                        ------     ------
Total National Energy Group long-term debt                                               1,923      2,056
Current portion of long-term debt                                                          127         78
                                                                                        ------     ------
Total National Energy Group long-term debt, net of current portion                       1,796      1,978
                                                                                        ------     ------
Total long-term debt                                                                    $6,673     $7,422
                                                                                        ======     ======

UTILITY

FIRST AND REFUNDING MORTGAGE BONDS:

    First and refunding mortgage bonds are issued in series and bear annual interest rates ranging from 5.85 percent to 8.80 percent. All real properties and substantially all personal properties of the Utility are subject to the lien of the bonds, and the Utility is required to make semi-annual sinking fund payments for the retirement of the bonds. Additional bonds may be issued subject to CPUC approval, up to a maximum total amount outstanding of $10 billion, assuming compliance with indenture covenants for earnings coverage and available property balances as security.

    The Utility redeemed or repurchased $281 million and $501 million of the bonds in 1999 and 1998, respectively, with interest rates ranging from
6.25 percent to 8.80 percent. These bonds were to mature from 2002 to 2026.

    Included in the total of outstanding bonds at December 31, 1999 and 1998, are $345 million of bonds held in trust for the California Pollution Control Financing Authority (CPCFA) with interest rates ranging from 5.85 percent to 6.625 percent and maturity dates ranging from 2009 to 2023. In addition to these bonds, the Utility holds long-term pollution control loan agreements with the CPCFA as described below.

POLLUTION CONTROL LOAN AGREEMENTS:

    Pollution control loan agreements from the CPCFA totaled $1,348 million at December 31, 1999 and 1998. Interest rates on the loans vary with average annual interest rates. For 1999 the interest rates ranged from 2.36 percent to
3.39 percent. These loans are subject to redemption by the holder under certain circumstances. These loans are secured primarily by irrevocable letters of credit which mature in 2000 through 2003.

NATIONAL ENERGY GROUP

    Long-term debt of the National Energy Group consists of first mortgage bonds and other secured and unsecured obligations.

    The first mortgage notes are comprised of three series due annually through 2009, and are secured by mortgages and security interests in the natural gas transmission and natural gas processing facilities and other real and personal property of PG&E GTT. The mortgage indenture requires semi-annual payments with one-half of each interest payment and one-fourth of each annual principal payment escrowed quarterly in advance. The mortgage indenture also contains covenants that restrict the ability of PG&E GTT to incur additional indebtedness and precludes cash distributions if certain cash flow coverages are not met. In January 2000, PG&E GTT obtained an amendment that provides PG&E GTT the ability to redeem in whole or in part, its Mortgage Notes, including the premium set forth in the Mortgage Note Indenture, anytime after January 1, 2000. These notes will be assumed by the buyer of PG&E GTT (see Note 5).

    Other long-term debt consists of project financing associated with unregulated generation facilities, premiums, and other loans.

REPAYMENT SCHEDULE

    At December 31, 1999, PG&E Corporation's combined aggregate amounts of maturing long-term debt and sinking fund requirements, for the years 2000 through 2004, are $592 million, $480 million, $1,363 million, $1,271 million, and $470 million, respectively. The Utility's share of those maturities and sinking fund requirements is $465 million, $374 million, $1,117 million, $664 million, and $392 million, respectively.

NOTE 9: RATE REDUCTION BONDS

    In December 1997, PG&E Funding LLC (SPE), a special-purpose entity wholly owned by the Utility, issued $2.9 billion of rate reduction bonds to the California Infrastructure and Economic Development Bank Special Purpose Trust PG&E-1 (Trust), a special-purpose entity. The terms of the bonds generally mirror the terms of the pass-through certificates issued by the Trust. The proceeds of the rate reduction bonds were used by the SPE to purchase from the Utility the right, known as "transition property," to be paid a specified amount from a non-bypassable tariff levied on residential and small commercial customers which was authorized by the CPUC pursuant to state legislation.

    The rate reduction bonds have maturities ranging from 6 months to 8 years, and bear interest at rates ranging from 6.15 percent to 6.48 percent. The bonds are secured solely by the transition property and there is no recourse to the Utility or PG&E Corporation.

    At December 31, 1999, $2.3 billion of rate reduction bonds were outstanding. The combined expected principal payments on the rate reduction bonds for the years 2000 through 2004 are $290 million for each year.

    While the SPE is consolidated with the Utility for purposes of these financial statements, the SPE is legally separate from the Utility. The assets of the SPE are not available to creditors of the Utility or PG&E Corporation, and the transition property is not legally an asset of the Utility or PG&E Corporation.

NOTE 10: CREDIT FACILITIES

PG&E CORPORATION

    At December 31, 1999 and 1998, PG&E Corporation had borrowed $2,148 million and $2,298 million, respectively, under various credit facilities discussed below. $649 million and $654 million of these borrowings at December 31, 1999 and 1998, respectively, are classified as long-term debt. (See Note 8.) The weighted average interest rate on the short-term borrowings was 5.4 percent and
5.6 percent for 1999 and 1998, respectively.

    PG&E Corporation maintains two $500 million revolving credit facilities, one of which expires in November 2000 and the other in 2002. These credit facilities are used to support the commercial paper program and other liquidity needs. The facility expiring in 2000 may be extended annually for additional one-year periods upon agreement with the lending institutions. There was $450 million and $683 million of commercial paper outstanding at December 31, 1999 and 1998, respectively. PG&E Corporation introduced a $200 million Extendible Commercial Note (ECN) program during the third quarter of 1999. The ECN program supplements our short-term borrowing capability. There was $76 million of ECNs outstanding at December 31, 1999, which are not supported by the credit facilities.

UTILITY

    The Utility maintains a $1 billion revolving credit facility which expires in 2002. The facility may be extended annually for additional one-year periods upon agreement with the banks. This facility is used to support the Utility's commercial paper program and other liquidity requirements. The total amount outstanding at December 31, 1999, backed by this facility, was $449 million in commercial paper. The total amount outstanding at December 31, 1998, backed by this facility was $567 million in commercial paper and $101 million of bank notes.

NATIONAL ENERGY GROUP

    PG&E Gen maintains two $550 million revolving credit facilities. One facility expires in August 2000 and the other expires in 2003. The amount outstanding at December 31, 1999 and 1998, backed by the facilities, was $898 million and $233 million, respectively in commercial paper. Also outstanding at December 31, 1998, was a $540 million eurodollar loan drawn on one of the revolving credit facilities, which was subsequently paid off in 1999. At December 31, 1999 and 1998, $550 million of these loans is classified as noncurrent in the consolidated balance sheet.

    In 1998, USGenNE, a subsidiary of PG&E Gen, established a $100 million revolving credit facility that expires in 2003. No amounts were outstanding at December 31, 1999.

    PG&E GT NW maintains a $100 million revolving credit facility that expires in 2002, but has an annual renewal option allowing the facility to maintain a three-year duration. PG&E GT NW also maintains a $50 million 364-day credit facility which expires in 2000, but may be extended for successive 364-day periods. No amounts were outstanding under either of these credit facilities at December 31, 1999. At December 31, 1999 and 1998, PG&E GT NW had an outstanding commercial paper balance of $99 million and $104 million, respectively, which is classified as noncurrent in the Consolidated Balance Sheet of PG&E Corporation.

    PG&E GTT maintains four separate credit facilities that total $250 million and are guaranteed by PG&E Corporation. At December 31, 1999, PG&E GTT had
$176 million of outstanding short-term bank borrowings related to these credit facilities. At December 31, 1998, PG&E GTT had $70 million of outstanding short-term bank borrowings related to two credit facilities. These lines may be cancelled upon demand and bear interest at each respective bank's quoted money market rate. The borrowings are unsecured and unrestricted as to use.

NOTE 11: NUCLEAR DECOMMISSIONING

    Decommissioning of the Utility's nuclear power plants is scheduled to begin for ratemaking purposes in 2015 with scheduled completion in 2034. Nuclear decommissioning means to safely remove nuclear facilities from service and reduce residual radioactivity to a level that permits termination of the Nuclear Regulatory Commission license and release of the property for unrestricted use.

    The estimated total obligation for nuclear decommissioning costs, based on a 1997 site study, is $1.6 billion in 1999 dollars (or $5.1 billion in future dollars). This estimate assumes after-tax earnings on the tax-qualified and non-tax-qualified decommissioning funds of 6.34 percent and 5.39 percent, respectively, as well as a future annual escalation rate of 5.5 percent for decommissioning costs. The decommissioning cost estimates are based on the plant location and cost characteristics for the Utility's nuclear plants. Actual decommissioning costs are expected to vary from this estimate because of changes in assumed dates of decommissioning, regulatory requirements, technology, and costs of labor, materials, and equipment. The estimated total obligation is being recognized proportionately over the license term of each facility.

    For the year ended December 31, 1999, nuclear decommissioning costs recovered in rates were $26.5 million. For the years ended December 31, 1998 and 1997, nuclear decommissioning costs recovered in rates were $33 million per year, respectively. The CPUC has established a Nuclear Decommissioning Cost Triennial

Proceeding to review, every three years, updated decommissioning cost estimates and to establish the annual trust contribution, absent general rate cases.

    At December 31, 1999, the total nuclear decommissioning obligation accrued was $1.3 billion and is included in the balance sheet classification of accumulated depreciation and decommissioning. Decommissioning costs recovered in rates are placed in external trust funds. These funds along with accumulated earnings will be used exclusively for decommissioning and cannot be released from the trust funds until authorized by the CPUC.

    The following table provides a summary of fair value, based on quoted market prices, of these nuclear decommissioning funds:

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                            MATURITY
(IN MILLIONS)                                                 DATES       1999       1998
U.S. government and agency issues                           2000-2030    $  380     $  379
Equity securities                                                  --       223        246
Municipal bonds and other                                   2000-2031       201        164
Gross unrealized holding gains                                              474        394
Gross unrealized holding losses                                             (14)       (11)
                                                                         ------     ------
Fair value (net of tax)                                                  $1,264     $1,172
                                                                         ======     ======

    The proceeds received from sales of securities were $1.7 billion in 1999, and $1.4 billion in 1998 and 1997. The gross realized gains on sales of securities held as available-for-sale were $59 million, $52 million, and $40 million in 1999, 1998, and 1997, respectively. The gross realized losses on sales of securities held as available-for-sale were $60 million, $39 million, and $24 million in 1999, 1998, and 1997, respectively. The cost of debt and equity securities sold is determined by specific identification.

    Under the Nuclear Waste Policy Act of 1982, the Department of Energy (DOE) is responsible for the permanent storage and disposal of spent nuclear fuel. The Utility has signed a contract with the DOE to provide for the disposal of spent nuclear fuel and high-level radioactive waste from the Utility's nuclear power facilities. The DOE's current estimate for an available site to begin accepting physical possession of the spent nuclear fuel is 2010. At the projected level of operation for Diablo Canyon, the Utility's facilities are sufficient to store on-site all spent fuel produced through approximately 2006. It is likely that an interim or permanent DOE storage facility will not be available for Diablo Canyon's spent fuel by 2006. The Utility is examining options for providing additional temporary spent fuel storage at Diablo Canyon or other facilities, pending disposal or storage at a DOE facility.

NOTE 12: EMPLOYEE BENEFIT PLANS

    Several of PG&E Corporation's subsidiaries provide noncontributory defined benefit pension plans for their employees and retirees. In addition, these subsidiaries provide contributory defined benefit medical plans for certain retired employees and their eligible dependents and noncontributory defined benefit life insurance plans for certain retired employees (referred to collectively as other benefits). For both pension and other benefit plans, the Utility's plan represents substantially all of the plan assets and the benefit obligation. Therefore, all descriptions and assumptions are based on the Utility's plans. The schedules below aggregate all of the plans employed by PG&E Corporation's subsidiaries.

    The following schedule reconciles the plans' funded status (the difference between fair value of plan assets and the benefit obligation) to the prepaid or accrued benefit cost recorded on the consolidated balance sheet as of and for the years ended December 31, 1999 and 1998:

                                                        PENSION BENEFITS       OTHER BENEFITS
                                                       -------------------   -------------------
(IN MILLIONS)                                            1999       1998       1999       1998
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at January 1                        $(4,977)   $(4,457)    $ (949)    $(907)
Service cost for benefits earned                          (121)      (108)       (19)      (19)
Interest cost                                             (347)      (333)       (69)      (64)
Actuarial gain (loss)                                      372       (321)       (19)      (36)
Adopted plan benefits                                       --         --         (4)       --
Participant paid benefits                                   --         --        (14)       --
Benefits and expenses paid                                 266        242        104        77
                                                       -------    -------     ------     -----
Benefit obligation at December 31                       (4,807)    (4,977)      (970)     (949)

CHANGE IN PLAN ASSETS
Fair value of plan assets at January 1                   7,104      6,419        951       823
Actual return on plan assets                             1,331        919        240       173
Company contributions                                        4         27         15        18
Participant paid benefits                                   --         --         14        13
Benefits and expenses paid                                (286)      (261)      (103)      (76)
                                                       -------    -------     ------     -----
FAIR VALUE OF PLAN ASSETS AT DECEMBER 31                 8,153      7,104      1,117       951

PLAN ASSETS IN EXCESS OF BENEFIT OBLIGATION              3,346      2,127        147         2

(BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS)
Unrecognized prior service cost                             93        104         17        19
Unrecognized net loss (gain)                            (2,963)    (2,025)      (546)     (430)
Unrecognized net transition obligation                      65         79        339       366
                                                       -------    -------     ------     -----
PREPAID (ACCRUED) BENEFIT COST                         $   541    $   285     $  (43)    $ (43)
                                                       =======    =======     ======     =====

    The Utility's share of the plans' assets in excess of the benefit obligation for pensions in 1999 and 1998 was $3,344 million and $2,134 million, respectively. The Utility's share of the prepaid benefit cost for the pensions in 1999 and 1998 was $556 million and $301 million, respectively.

    The plan assets of the Utility exceeded its share of the benefit obligation for other benefits by $167 million and $24 million in 1999 and 1998, respectively. The Utility's share of the accrued benefit liability for other benefits in 1999 and 1998 was $22 million and $26 million, respectively.

    Unrecognized prior service costs and the net gains are amortized on a straight-line basis over the average remaining service period of active plan participants. The transition obligations for pension benefits and other benefits are being amortized over 17.5 years from 1987.

    Net benefit income (cost) was as follows:

                                                       PENSION BENEFITS                  OTHER BENEFITS
                                                ------------------------------   ------------------------------
DECEMBER 31,                                      1999       1998       1997       1999       1998       1997
(IN MILLIONS)
Service cost for benefits earned                 $(121)     $(108)     $(102)      $(19)      $(19)      $(21)
Interest cost                                     (347)      (333)      (316)       (69)       (64)       (64)
Expected return on assets                          634        567        486         83         73         60
Amortized prior service and transition cost        (25)       (26)       (22)       (27)       (28)       (28)
Actuarial gain recognized                          111        114         74         20         22         13
                                                 -----      -----      -----       ----       ----       ----
Benefit income (cost)                            $ 252      $ 214      $ 120       $(12)      $(16)      $(40)
                                                 =====      =====      =====       ====       ====       ====

    The Utility's share of the net benefit income for pensions in 1999, 1998, and 1997 was $253 million, $215 million, and $123 million, respectively.

    The Utility's share of the net benefit cost for other benefits in 1999, 1998, and 1997 was $9 million, $12 million, and $38 million, respectively.

    Net benefit income (cost) is calculated using an expected long-term rate of return on plan assets of 9.0 percent. The difference between actual and expected long-term rate of return on plan assets is included in net amortization and deferral and is considered in the determination of future net benefit income
(cost). In 1999, 1998, and 1997, actual return on plan assets exceeded expected return.

    In conformity with SFAS No. 71, regulatory adjustments have been recorded in the income statement and balance sheet of the Utility which reflect the difference between Utility pension income determined for accounting purposes and Utility pension income determined for ratemaking, which is based on a funding approach.

    The CPUC also has authorized the Utility to recover the costs associated with its other benefit plans for 1993 and beyond. Recovery is based on the lesser of the annual accounting costs or the annual contributions on a tax-deductible basis to the appropriate trusts.

    The following actuarial assumptions were used in determining the plans' funded status and net benefit income (cost). Year-end assumptions are used to compute funded status, while prior year-end assumptions are used to compute net benefit income (cost).

                                                          PENSION BENEFITS                  OTHER BENEFITS
                                                   ------------------------------   ------------------------------
DECEMBER 31,                                         1999       1998       1997       1999       1998       1997
Discount rate                                        7.5%       7.0%       7.5%       7.5%       7.0%       7.5%
Average expected rate of future
  compensation increases                             5.0%       5.0%       5.0%       5.0%       5.0%       5.0%
Expected long-term rate of return on plan assets     8.5%       9.0%       9.0%       9.0%       9.0%       9.0%

    The assumed health care cost trend rate for 2000 is approximately
8.5 percent, grading down to an ultimate rate in 2006 of approximately
6.0 percent. The assumed health care cost trend rate can have a significant effect on the amounts reported for health care plans. A one percentage point change would have the following effects:

                                                             1-PERCENTAGE     1-PERCENTAGE
(IN MILLIONS)                                               POINT INCREASE   POINT DECREASE
Effect on total service and interest cost components              $ 6             $ (6)
Effect on postretirement benefit obligation                       $62             $(57)

LONG-TERM INCENTIVE PROGRAM

    PG&E Corporation maintains a Long-term Incentive Program (Program) that provides for grants of stock options to eligible participants with or without associated stock appreciation rights and dividend equivalents. As of December 31, 1999, 34,389,230 shares of PG&E Corporation common stock have been authorized for award with 15,779,821 shares still available under this program. Shares granted in 1999, 1998 and 1997, had approximate values of $23 million, $27 million, and $12 million, respectively, using the Black-Scholes valuation method. In addition, PG&E Corporation granted 9,712,900 shares on January 3, 2000 at an option price of $19.8125 and 18,000 shares on February 1, 2000 at an option price of $22.1875, the then-current market prices.

    Outstanding stock options become exercisable on a cumulative basis at one-third each year commencing two years from the date of grant and expire ten years and one day after the date of grant. Shares outstanding at December 31, 1999, had option prices ranging from $16.75 to $34.25 and a weighted-average remaining contractual life of 7.8 years. As permitted under SFAS No. 123 "Accounting for Stock-Based Compensation," PG&E Corporation applies Accounting Board Opinion No. 25 in accounting for the program. As the exercise price of all stock options are equal to their fair market value at the time the options are granted, PG&E Corporation does not recognize any compensation expense related to the program using the intrinsic value based method. Had compensation expense been recognized using the fair value based method under SFAS No. 123, PG&E Corporation's consolidated earnings would have been reduced by $16 million, $10 million and $4 million in 1999, 1998, and 1997, respectively.

    The following table summarizes the program's activity as of and for the year ended December 31, 1999, 1998 and 1997:

                                                            1999                  1998                  1997
                                                     -------------------   -------------------   -------------------
                                                                WEIGHTED              WEIGHTED              WEIGHTED
                                                                AVERAGE               AVERAGE               AVERAGE
                                                                 OPTION                OPTION                OPTION
(SHARES IN MILLIONS)                                  SHARES     PRICE      SHARES     PRICE      SHARES     PRICE
Outstanding--
  beginning of year                                    11.1      $28.35       6.2      $26.21       3.5      $29.56
Granted during year                                     7.0      $30.94       6.4      $30.53       3.0      $22.55
Exercised during year                                  (0.5)     $25.86      (0.7)     $29.63      (0.2)     $27.36
Cancellations during year                              (1.2)     $29.82      (0.8)     $28.16      (0.1)     $27.82
Outstanding-end of year                                16.4      $29.43      11.1      $28.35       6.2      $26.21
Exercisable-end of year                                 3.0      $29.08       2.4      $29.06       1.9      $30.84

NOTE 13: INCOME TAXES

    The significant components of income tax expense for continuing operations were:

                                                                   PG&E CORPORATION                     UTILITY
                                                            ------------------------------   ------------------------------
YEAR ENDED DECEMBER 31,                                       1999       1998       1997       1999       1998       1997
(IN MILLIONS)
Current                                                      $1,002      $718      $ 725      $1,133     $ 886      $ 791
Deferred                                                       (702)      (51)      (119)       (433)     (201)      (142)
Tax credits, net                                                (52)      (56)       (41)        (52)      (56)       (40)
                                                             ------      ----      -----      ------     -----      -----
INCOME TAX EXPENSE                                           $  248      $611      $ 565      $  648     $ 629      $ 609
                                                             ======      ====      =====      ======     =====      =====

    In 1999, the income tax expense of PG&E Corporation was allocated to continuing operations ($248 million), discontinued operations ($71 million tax benefit), and cumulative effect of a change in an accounting principle
($8 million).

    The significant components of net deferred income tax liabilities were:

                                                                     PG&E
                                                                  CORPORATION             UTILITY
                                                              -------------------   -------------------
DECEMBER 31,                                                    1999       1998       1999       1998
(IN MILLIONS)
DEFERRED INCOME TAX ASSETS:
  Customer advances for construction                           $  109     $   68     $  109     $   68
  Unamortized investment tax credits                              118        127        118        127
  Provision for injuries and damages                              185        220        185        171
  Deferred contract costs                                         182        242         --         --
  Other                                                           544        562        442        477
                                                               ------     ------     ------     ------
TOTAL DEFERRED INCOME TAX ASSETS                               $1,138     $1,219     $  854     $  843
                                                               ------     ------     ------     ------
DEFERRED INCOME TAX LIABILITIES:
  Regulatory balancing accounts                                   (47)        43        (47)        40
  Plant in service                                              2,827      3,722      2,428      2,930
  Income tax regulatory asset                                     297        391        287        381
  Other                                                         1,075        968        577        555
                                                               ------     ------     ------     ------
TOTAL DEFERRED INCOME TAX LIABILITIES                           4,152      5,124      3,245      3,906
                                                               ------     ------     ------     ------

TOTAL NET DEFERRED INCOME TAXES                                $3,014     $3,905     $2,391     $3,063
                                                               ======     ======     ======     ======

CLASSIFICATION OF NET DEFERRED INCOME TAXES:
  Included in current (assets) liabilities                     $ (133)    $   44     $ (119)    $    3
  Included in noncurrent liabilities                            3,147      3,861      2,510      3,060
                                                               ------     ------     ------     ------
TOTAL NET DEFERRED INCOME TAXES                                $3,014     $3,905     $2,391     $3,063
                                                               ======     ======     ======     ======

    The differences between income taxes and amounts determined by applying the federal statutory rate to income before income tax expense for continuing operations were:

                                                                     PG&E CORPORATION                        UTILITY
                                                              ------------------------------      ------------------------------
YEAR ENDED DECEMBER 31,                                         1999       1998       1997          1999       1998       1997
Federal statutory income tax rate                               35.0%      35.0%      35.0%         35.0%      35.0%      35.0%
Increase (decrease) in income tax rate resulting from:
  State income tax (net of federal benefit)                     10.1        3.2        5.2           6.2        6.6        4.6
  Effect of regulatory treatment of depreciation differences    51.7        9.7        7.9           9.4        9.8        7.5
  Tax credits--net                                             (19.9)      (4.0)      (3.1)         (3.6)      (4.1)      (2.9)
  Effect of foreign earnings at different tax rates             (1.3)       0.6       (2.1)           --         --         --
  Stock sale differences                                        (6.8)        --         --            --         --         --
  Stock sale valuation allowance                                30.2         --         --            --         --         --
  Other--net                                                    (4.0)      (0.3)       0.2          (1.9)      (1.0)        --
                                                               -----       ----       ----          ----       ----       ----
EFFECTIVE TAX RATE                                              95.0%      44.2%      43.1%         45.1%      46.3%      44.2%
                                                               =====       ====       ====          ====       ====       ====

    Historically, the benefits of certain temporary differences have been utilized to reduce the Utility's customers rates. Accordingly, a regulatory asset has been recorded reflecting the pre-tax amount that will be recovered from customers as the temporary difference reverses. In connection with the California electric restructuring plan, the Utility is collecting the regulatory asset over four years.

    During 1999, PG&E Corporation generated a capital loss carryforward of approximately $225 million, which will expire in 2005. A valuation allowance of approximately $75 million has been recorded reflecting the estimated net realizable value of this capital loss carryforward.

NOTE 14: COMMITMENTS

UTILITY

LETTERS OF CREDIT AND SURETY BONDS:

    The Utility uses $409 million in standby letters of credit and surety bonds to secure future workers' compensation liabilities.

RESTRUCTURING TRUST GUARANTEES:

    Tax-exempt restructuring trusts were established to oversee the development of the operating framework for the competitive generation market in California. (See Note 2.) The CPUC has authorized California utilities to guarantee bank loans of up to $85 million to be used by the trusts for this purpose. Under the CPUC authorization, the Utility's remaining guarantee is for up to a maximum of $38 million of the loan. The remaining bank loan will be repaid and the guarantee removed when the trust obtains proceeds from permanent financing or rate recovery.

POWER PURCHASE CONTRACTS:

    By federal law, the Utility is required to purchase electric energy and capacity provided by independent power producers that are qualifying facilities
(QFs) under the Public Utilities Regulatory Policies Act of 1978 (PURPA). The CPUC established a series of QF long-term power purchase contracts and set the applicable terms, conditions, price options, and eligibility requirements.

    Under these contracts, the Utility is required to make payments only when energy is supplied or when capacity commitments are met. Costs associated with these contracts are eligible for recovery by the Utility as transition costs through the collection of the nonbypassable CTC. The Utility's contracts with these power producers expire on various dates through 2028. Deliveries from these power producers account for approximately 23 percent of the Utility's 1999 electric energy requirements, and no single contract accounted for more than five percent of the Utility's energy needs.

    The Utility has negotiated with several QFs for early termination of their power purchase contracts. For other contracts, the Utility has negotiated with QFs to refrain from producing energy during the remaining term of the higher fixed energy price period under their contract (a "buy-down") or to curtail energy production for shorter periods of time (a "curtailment"). At
December 31, 1999, the total discounted future payments due under the renegotiated contracts that are subject to early termination, buy-down, or curtailment was $16 million, of which

$6.6 million has been recovered in rates and the Utility expects to recover the remaining $9.4 million in future rates.

    The Utility also has contracts with various irrigation districts and water agencies to purchase hydroelectric power. Under these contracts, the Utility must make specified semi-annual minimum payments whether or not any energy is supplied (subject to the supplier's retention of the FERC's authorization) and variable payments for operation and maintenance costs incurred by the suppliers. These contracts expire on various dates from 2004 to 2031. Costs associated with these contracts to purchase power are eligible for recovery by the Utility as transition costs through the collection of the nonbypassable CTC. At
December 31, 1999, the undiscounted future minimum payments under these contracts were $32.7 million for each of the years 2000 through 2004 and a total of $247 million for periods thereafter. Irrigation district and water agency deliveries in the aggregate account for approximately 5.8 percent of the Utility's 1999 electric energy requirements.

    The amount of energy received and the total payments made under all of these power purchase contracts were:

                                                   YEAR ENDED DECEMBER 31,
                                                ------------------------------
                                                  1999       1998       1997
(IN MILLIONS)
Kilowatt-hours received                          25,910     25,994     24,389
Energy payments                                    $837       $943     $1,157
Capacity payments                                  $539       $529     $  538
Irrigation district and water agency payments      $ 60       $ 53     $   56

NATURAL GAS TRANSPORTATION COMMITMENTS:

    The Utility has long-term gas transportation service contracts with various Canadian and interstate pipeline companies. These agreements include provisions for payment of fixed demand charges for reserving firm capacity on the pipelines. The total demand charges that the Utility will pay each year may change due to changes in tariff rates. The total demand and volumetric transportation charges the Utility paid under these agreements were $97 million, $113 million, and $255 million in 1999, 1998, and 1997, respectively. These amounts include payments made by the Utility to PG&E GT NW of $47 million, $49 million, and $49 million in 1999, 1998, and 1997, respectively, which are eliminated in the consolidated financial statements of PG&E Corporation.

    The Utility's obligations related to capacity held pursuant to long-term contracts on various pipelines are as follows:

(IN MILLIONS)
2000                                                          $100
2001                                                            97
2002                                                            78
2003                                                            78
2004                                                            78
Thereafter                                                      98
                                                              ----
  Total                                                       $529
                                                              ====

    As a result of regulatory changes, the Utility no longer procures gas for most of its industrial and larger commercial (noncore) customers, resulting in a decrease in the Utility's need for capacity on these pipelines. Despite these changes, the Utility continues to procure gas for substantially all of its residential and smaller commercial (core) customers and its noncore customers who choose bundled service. To the extent that the Utility's current capacity holdings exceed demand for gas transportation by its customers, the Utility will continue its efforts to broker such excess capacity.

NATIONAL ENERGY GROUP

POWER PURCHASE CONTRACTS:

    As a part of the acquisition of a portfolio of electric generating assets and power supply contracts from NEES (see Note 5), NEES transferred to PG&E Gen contractual rights and duties under several power purchase contracts with third-party independent power producers. At December 31, 1999, these agreements provided for an aggregate of 470 MW of capacity. Under the transfer agreement, PG&E Gen is required to pay to NEES amounts due to the third-party power producers under the power purchase contracts. PG&E Gen's payment obligations to NEES are reduced by NEES's monthly payment obligation, payable in monthly installments from September 1998 through January 2008. In certain circumstances, NEES, with the consent of PG&E Gen, will make a full or partial lump-sum accelerated payment of the monthly payment obligation to such party as PG&E Gen may direct. The approximate dollar amounts under these agreements are as follows:

                                                     POWER
                                                    PURCHASE   SUPPORT
(IN MILLIONS)                                       CONTRACT   PAYMENTS
2000                                                 $  233      $119
2001                                                    228       120
2002                                                    215       121
2003                                                    217       112
2004                                                    220       108
Thereafter                                            1,804       334
                                                     ------      ----
  Total                                              $2,917      $914
                                                     ======      ====

GAS SUPPLY AND TRANSPORTATION AGREEMENTS:

    PG&E Gen is obligated to purchase and fuel suppliers are required to supply all the fuel needed at PG&E Gen's facilities. Fuel requirements include the quality and estimated quantity of fuel needed to operate each facility. The price of fuel escalates annually for the term of each contract. In addition, PG&E Gen has transportation contracts with various entities to deliver the fuel to each facility. The approximate dollar obligations under these gas supply and transportation agreements are as follows:

(IN MILLIONS)
2000                                                          $  103
2001                                                             101
2002                                                             101
2003                                                             102
2004                                                              11
Thereafter                                                       848
                                                              ------
  Total                                                       $1,266
                                                              ======

STANDARD OFFER AGREEMENTS:

    As a part of the acquisition of a portfolio of electric generating assets and power supply contracts from NEES (see Note 5), PG&E Gen entered into agreements to supply the electric capacity and energy necessary for certain of NEES affiliates to meet their obligations to provide standard offer service. The agreements to provide standard offer service range in length from 3 to 10 years. The price per MWh is standard for all agreements. For the year ended
December 31, 1999, the standard offer service price paid generators was $0.035 per Kwh for generation.

OPERATING LEASES:

    PG&E Corporation and the National Energy Group have entered into various long-term lease commitments.

    PG&E Gen has an agreement to lease Lake Road under a five-year operating lease agreement which is extendible. The lease term will commence upon the completion of the construction of a gas-fired generating facility, which is anticipated to be mid-2001. The minimum obligations under this lease cannot be determined until the commencement of the lease because the minimum rent payments are based on the final cost to complete the facility. The approximate obligations below are based on the current estimated total cost of the facility.

    USGenNE entered into a $479 million sale-and-leaseback transaction whereby USGenNE sold and leased back its Bear Swamp facility to a third party. The related lease is being accounted for as an operating lease. The rental expense under this lease in 1999 was $2 million.

    PG&E Gen leases the Pittsfield facility from General Electric Credit Corporation. The rental expense for this facility in 1999 was $28 million.

    PG&E GTT has an operating lease commitment in connection with gas storage. The term of the gas storage facility lease and related arrangements run through January 2008 and subject to certain conditions, has one or more optional renewal periods of five years each at fair market value. The rental expense for this gas storage facility in 1999 was approximately $10 million.

    PG&E Corporation and our National Energy Group have leases for office space primarily located in California, Maryland, Oregon, Massachusetts, and Texas. For the year ended December 31, 1999, rent expense for these facilities amounted to $27 million.

    The approximate obligations under these operating lease agreements are as follows:

(IN MILLIONS)
2000                                                          $   96
2001                                                             110
2002                                                             116
2003                                                             109
2004                                                             124
Thereafter                                                     1,266
                                                              ------
  Total                                                       $1,821
                                                              ======

NOTE 15: CONTINGENCIES

NUCLEAR INSURANCE

    The Utility has insurance coverage for property damage and business interruption losses as a member of Nuclear Electric Insurance Limited (NEIL). Under this insurance, if a nuclear generating facility suffers a loss due to a prolonged accidental outage, the Utility may be subject to maximum retrospective assessments of $15 million (property damage) and $4 million (business interruption), in each case per policy period, in the event losses exceed the resources of NEIL.

    The Utility has purchased primary insurance of $200 million for public liability claims resulting from a nuclear incident. The Utility has secondary financial protection which provides an additional $9.3 billion in coverage, which is mandated by federal legislation. It provides for loss sharing among utilities owning nuclear generating facilities if a costly incident occurs. If a nuclear incident results in claims in excess of $200 million, then the Utility may be assessed up to $176 million per incident, with payments in each year limited to a maximum of $20 million per incident.

ENVIRONMENTAL REMEDIATION

    The Utility may be required to pay for environmental remediation at sites where it has been or may be a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act and similar state environmental laws. These sites include former manufactured gas plant sites, power plant sites, and sites used by it for the storage or disposal of potentially hazardous materials. Under federal and California laws, it may be responsible for remediation of hazardous substances, even if it did not deposit those substances on the site.

    The Utility records a liability when site assessments indicate remediation is probable and a range of reasonably likely clean-up costs can be estimated. The Utility reviews its remediation liability quarterly for each identified site. The liability is an estimate of costs for site investigations, remediation, operations and maintenance, monitoring, and site closure. The remediation costs also reflect (1) current technology, (2) enacted laws and regulations, (3) experience gained at similar sites, and (4) the probable level of involvement and financial condition of other potentially responsible parties. Unless there is a better estimate within this range of possible costs, the Utility records the lower end of this range.

    The cost of the hazardous substance remediation ultimately undertaken by the Utility is difficult to estimate. A change in estimate may occur in the near term due to uncertainty concerning the Utility's responsibility, the complexity of environmental laws and regulations, and the selection of compliance alternatives. At December 31, 1999, the Utility expects to spend $300 million for hazardous waste remediation costs at identified sites, including divested fossil-fueled power plants. The Utility had an accrued liability of $271 million and $296 million at December 31, 1999 and 1998, respectively, representing the discounted value of these costs.

    Of the $271 million accrued liability discussed above, the Utility has recovered $148 million through rates, including $34 million through depreciation, and expects to recover another $95 million in future rates. Additionally, the Utility is mitigating its costs by obtaining recovery of its costs from insurance carriers and from other third parties as appropriate.

    Environmental remediation at identified sites may be as much as $486 million if, among other things, other potentially responsible parties are not financially able to contribute to these costs or further investigation indicates that the extent of contamination or necessary remediation is greater than anticipated. The Utility estimated this upper limit of the range of costs using assumptions least favorable to the Utility, based upon a range of reasonably possible outcomes. Costs may be higher if the Utility is found to be responsible for clean-up costs at additional sites or outcomes change.

    Further, as discussed in "Generation Divestiture" above, the Utility will retain the pre-closing remediation liability associated with divested generation facilities.

    PG&E Corporation believes the ultimate outcome of these matters will not have a material impact on its or the Utility's financial position or results of operations.

LEGAL MATTERS

CHROMIUM LITIGATION:

    Several civil suits are pending against the Utility in California state court. The suits seek an unspecified amount of compensatory and punitive damages for alleged personal injuries resulting from alleged exposure to chromium in the vicinity of the Utility's gas compressor stations at Hinkley, Kettleman, and Topock, California. Currently, there are claims pending on behalf of approximately 900 individuals.

    The Utility is responding to the suits and asserting affirmative defenses. The Utility will pursue appropriate legal defenses, including statute of limitations or exclusivity of workers' compensation laws, and factual defenses, including lack of exposure to chromium and the inability of chromium to cause certain of the illnesses alleged.

    PG&E Corporation believes that the ultimate outcome of these matters will not have a material adverse impact on its or the Utility's financial position or results of operations.

TEXAS FRANCHISE FEE LITIGATION:

    In connection with PG&E Corporation's acquisition of Valero Energy Corporation, now known as PG&E Gas Transmission Texas (PG&E GTT), PG&E GTT succeeded to the litigation described below.

    PG&E GTT and various of its affiliates are defendants in at least two class action suits and five separate suits filed by various Texas cities. Generally, these cities allege, among other things, that (1) owners or operators of pipelines occupied city property and conducted pipeline operations without the cities' consent and without compensating the cities, and (2) the gas marketers failed to pay the cities for accessing and utilizing the pipelines located in the cities to flow gas under city streets. Plaintiffs also allege various other claims against the defendants for failure to secure the cities' consent. Damages are not quantified.

    In 1998, a jury trial was held in the separate suit brought by the City of Edinburg (the City). This suit involved, among other things, a particular franchise agreement entered into by a former subsidiary of PG&E GTT (now owned by Southern Union Gas Company (SU)) and the City and certain conduct of the defendants. On December 1, 1998, based on the jury verdict, the court entered a judgment in the City's favor, and awarded damages of $5.3 million, and attorneys' fees of up to $3.5 million plus interest. The court found that various PG&E GTT and SU defendants were jointly and severally liable for $3.3 million of the damages and all the attorneys' fees. Certain PG&E GTT subsidiaries were found solely liable for $1.4 million of the damages. The court did not clearly indicate the extent to which the PG&E GTT defendants could be found liable for the remaining damages. The PG&E GTT defendants are in the process of appealing the judgment.

    In connection with the certification of a class in one of the class actions, the court ordered notice to be sent to all potential class members and setting an opt-out deadline of December 31, 1997. Notices were mailed to approximately 159 Texas cities. Fewer than 20 cities opted out by the deadline. In
November 1999, the court signed an order dismissing from the class 42 cities because it determined there was no pipeline presence and no past or present sales activity, leaving 106 cities in the class. The parties in this class action are negotiating the terms of a settlement agreement. The settlement proposal contemplates, among other things, that the PG&E Corporation defendants would pay $12.2 million to the class cities, inclusive of attorney fees, reduced by amounts attributable to opt-out cities. The defendants retain the right to reject the settlement if the settlement proposal is not approved by certain key cities and by 80% of the plaintiff class. Although a significant number of the 106 cities in the plaintiff class already have either approved the settlement or adopted resolutions to pass the ordinance, certain key cities have not yet approved the settlement. The settlement is also subject to court approval. On January 27, 2000, the court approved the settlement proposal and established a 14-day period whether to accept the negotiated settlement terms or opt out of the settlement. The Court also stated that if Corpus Christi does not accept the settlement proposal, it will be placed in a sub-class, whose claims will not be finalized as part of the settlement approval. Corpus Christi has the right to opt out of this subclass.

    PG&E Corporation believes that the ultimate outcome of these matters will not have a material adverse impact on its financial position or its results of operations. As discussed above in Note 5, in January 2000, PG&E Corporation's National Energy Group signed a definitive agreement to sell the stock of PG&E Gas Transmission, Texas Corporation and PG&E Gas Transmission Teco, Inc. The buyer will assume all liabilities associated with the cases described above.

RECORDED LIABILITY FOR LEGAL MATTERS:

    In accordance with SFAS No. 5, PG&E Corporation makes a provision for a liability when both it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. In the fourth quarter of 1999, PG&E Corporation reduced the amount of the recorded liability for legal matters associated with a court approved settlement proposal and other settlement discussions of certain matters described above. Approximately $55 million of the adjustments, arising from a pre-acquisition contingency related to a purchased business, are reflected in "Other income, net" in PG&E Corporation's Statement of Consolidated Income. The following table reflects the current year's activity to the recorded liability for legal matters:

                                                                 PG&E
                                                              CORPORATION   UTILITY
(IN MILLIONS)                                                 -----------   --------
Beginning Balance, January 1, 1999                               $175         $ 52
Provisions for liabilities                                         16           14
Payments                                                          (41)         (29)
Adjustments                                                       (44)          13
                                                                 ----         ----
Ending Balance, December 31, 1999:                               $106         $ 50
                                                                 ====         ====

NOTE 16: GENERAL RATE CASE

    In December 1997, the Utility filed its 1999 application with the CPUC During the GRC process, the CPUC examines the Utility's costs to determine the amount the Utility may charge customers for base revenues (non-fuel related costs). The Utility requested distribution revenue increases to maintain and improve natural gas and electric distribution reliability, safety, and customer service. The requested revenues, as updated, included an increase of $445 million in electric base revenues and an increase of $377 million in natural gas base revenues over the 1998 authorized revenues.

    The Utility received a final decision on its 1999 GRC application on February 17, 2000. This final decision increased electric distribution revenues by $163 million and gas distribution revenues by $93 million, as compared to revenues authorized for 1998. This revenue increase is retroactive to January 1, 1999. The impact of these increases resulted in an increase in earnings of $153 million, or $0.42 per share, and was reflected in the fourth quarter of 1999.

NOTE 17: SEGMENT INFORMATION

    PG&E Corporation has identified four reportable operating segments. The Utility is one reportable operating segment and the other three are part of PG&E Corporation's National Energy Group. These four reportable operating segments provide different products and services and are subject to different forms of regulation or jurisdictions. PG&E Corporation's reportable segments are described below.

UTILITY:

    PG&E Corporation's Northern and Central California energy utility subsidiary, Pacific Gas and Electric Company, provides natural gas and electric service to one of every 20 Americans.

NATIONAL ENERGY GROUP:

    The National Energy Group businesses develop, construct, operate, own, and manage independent power generation facilities that serve wholesale and industrial customers through PG&E Generating Company, LLC (formerly U.S. Generating Company, LLC) and its affiliates (collectively, PG&E Gen); own and operate natural gas pipelines, natural gas storage facilities, and natural gas processing plants, primarily in the Pacific Northwest and in Texas, through various subsidiaries of PG&E Corporation (collectively, PG&E Gas Transmission or PG&E GT); and purchase and sell energy commodities and provide risk management services to customers in major North American markets, including the other National Energy Group non-utility businesses, unaffiliated utilities, marketers, municipalities, and large end-use customers through PG&E Energy Trading--Gas Corporation, PG&E Energy Trading--Power, L.P., and their affiliates (collectively, PG&E Energy Trading or PG&E ET). In the fourth quarter of 1999, PG&E Corporation's Board of Directors approved a plan for the divestiture of PG&E Corporation's Texas natural gas and natural gas liquids business. Also in the fourth quarter of 1999, PG&E Corporation's Board of Directors approved a plan for the divestiture of PG&E Corporation's retail energy services, conducted through PG&E ES. PG&E ES had total assets of $197 million, $202 million, and $60 million, as of December 31, 1999, 1998, and 1997, respectively.

    Segment information for the years 1999, 1998, and 1997 was as follows:

                                             UTILITY                      NATIONAL ENERGY GROUP
                                             --------   ----------------------------------------------------------
                                                                         PG&E GT                    ELIMINATIONS &
(IN MILLIONS)                                           PG&E GEN      NW       TEXAS     PG&E ET        OTHER         TOTAL
1999
Operating revenues                           $ 9,084     $1,116     $  172     $1,034     $9,404        $    10      $20,820
Intersegment revenues(1)                         144          6         52        114      1,117         (1,433)          --
                                             -------     ------     ------     ------     ------        -------      -------
Total operating revenues                       9,228      1,122        224      1,148     10,521         (1,423)      20,820

Depreciation, amortization and
  decommissioning                              1,564         89         41         75          9              2        1,780
Interest expense(2)                             (593)       (63)       (41)       (59)       (12)            (4)        (772)
Other income (expense)                            11         61         21         53          3              6          155
Income taxes(3)                                  648         16         32       (407)       (36)            (5)         248
Income from continuing operations                763         97         68       (897)       (34)            16           13
Capital expenditures                           1,181        323         30         19         14             --        1,567
Total assets at year-end(4)                  $21,470     $3,852     $1,160     $1,217     $1,876        $   (57)     $29,518

1998
Operating revenues                           $ 8,919     $  645     $  185     $1,640     $8,183        $     5      $19,577
Intersegment revenues(1)                           5          4         52        301        326           (688)          --
                                             -------     ------     ------     ------     ------        -------      -------
Total operating revenues                       8,924        649        237      1,941      8,509           (683)      19,577

Depreciation, amortization and
  decommissioning                              1,438         52         39         65          5              3        1,602
Interest expense(2)                             (621)       (43)       (43)       (77)        (7)            10         (781)
Other income (expense)                            76         18          3         13          5            (50)          65
Income taxes(3)                                  629         28         31        (47)       (17)           (13)         611
Income (loss) from continuing operations         702        106         65        (71)        (6)           (25)         771
Capital expenditures                           1,396         98         49         39         12              1        1,595
Total assets at year-end(4)                  $22,950     $3,844     $1,169     $2,655     $2,555        $  (141)     $33,032

1997
Operating revenues                           $ 9,495     $  148     $  186     $  800     $4,613        $    13      $15,255
Intersegment revenues(1)                          --         --         47        204        195           (446)          --
                                             -------     ------     ------     ------     ------        -------      -------
Total operating revenues                       9,495        148        233      1,004      4,808           (433)      15,255

Depreciation, amortization and
  decommissioning                              1,748         19         38         33          3             10        1,851
Interest expense(2)                             (570)        (5)       (41)       (26)        (2)           (20)        (664)
Other income (expense)                            94        (25)         1         13          3            126          212
Income taxes(3)                                  609        (17)        26         (8)       (12)           (33)         565
Income (loss) from continuing operations         735        (41)        40        (24)       (19)            54          745
Capital expenditures                           1,529         23         34         45          5             50        1,686
Total assets at year-end(4)                  $25,147     $  989     $1,208     $2,800     $1,452        $  (541)     $31,055

(1) Intersegment electric and gas revenues are recorded at market prices, which for the Utility and PG&E GT NW are tariffed rates prescribed by the CPUC and FERC, respectively.

(2) Net interest expense incurred by PG&E Corporation is allocated to the segments using specific identification.

(3) Income tax expense for the Utility is computed on a stand-alone basis. The balance of the consolidated income tax provision is allocated among the National Energy Group.

(4) Assets of PG&E Corporation are included in "Eliminations & Other" column exclusive of investment in its subsidiaries.

(5) Income from equity-method investees for 1999, 1998, and 1997 was $61 million, $113 million, and $41 million, respectively, for PG&E Gen, and none, $3 million, and $2 million, respectively, for PG&E GTT.

NOTE 18: FAIR VALUE OF FINANCIAL INSTRUMENTS

    PG&E Corporation estimates fair value of its financial instruments based on quoted market prices, where available. Fair value of the Utility's rate reduction bonds, and Utility obligated manditorily redeemable preferred securities of trust holding solely Utility subordinated debentures are all determined based on quoted market prices. Fair value of the Utility's preferred stock with mandatory provisions is based on indicative market prices. Where quoted or indicative market prices are not available, the estimated fair value is determined using other valuation techniques (for example, the present value of future cash flows). Most of PG&E Corporation's and the Utility's debt is determined using quoted market prices, but the fair value of a small portion of Utility debt is determined using the present value of future cash flows. The carrying value of PG&E Corporation's short-term borrowings approximates fair value.

    At December 31, 1999 and 1998, PG&E Corporation's carrying amount and ending fair value of its financial instruments are:

                                                                     1999                  1998
                                                              -------------------   -------------------
                                                              CARRYING     FAIR     CARRYING     FAIR
(IN MILLIONS)                                                  AMOUNT     VALUE      AMOUNT     VALUE
PG&E Corporation:

Current price risk management assets (see Note 3)              $ 607      $ 607      $1,416     $1,416
Noncurrent price risk management assets (see Note 3)             372        372         334        334
Current price risk management liabilities (see Note 3)           575        575       1,412      1,412
Noncurrent price risk management liabilities (see Note 3)        247        247         281        281
Total long-term debt(1) (see Note 8)                           7,265      7,095       7,760      8,079

Utility:

Nuclear decommissioning funds noncurrent asset (see Note 11)   1,264      1,264       1,172      1,172
Total long-term debt(1) (see Note 8)                           5,342      5,217       5,704      6,008
Rate reduction bonds(2) (see Note 9)                           2,321      2,265       2,611      2,676
Preferred stock with mandatory redemption provisions (see
  Note 7)                                                        137        140         137        143
Utility obligated mandatorily redeemable preferred
  securities of trust holding solely Utility subordinated
  debentures (see Note 7)                                        300        267         300        303

(1) Total long-term debt includes current portion of long-term debt.

(2) Rate reduction bonds include current portion of rate reduction bonds.

               QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

QUARTER ENDED
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)               DECEMBER 31   SEPTEMBER 30     JUNE 30     MARCH 31
1999
PG&E CORPORATION
Operating revenues                                      $4,795         $6,217        $4,682       $5,126
Operating income (loss)(1)(2)(3)                          (579)           516           480          461
Income (loss) from continuing operations                  (547)           197           196          167
Net income (loss)(1)(2)(3)                                (611)           185           182          171
Earnings (loss) per common share from continuing
  operations, basic                                      (1.49)          0.54          0.53         0.45
Earnings (loss) per common share from continuing
  operations, diluted                                    (1.49)          0.54          0.50         0.39
Dividends declared per common share                       0.30           0.30          0.30         0.30
Common stock price per share
    High                                                 26.69          33.25         34.00        33.69
    Low                                                  20.25          25.00         30.56        29.50
UTILITY
Operating revenues                                      $2,323         $2,587        $2,233       $2,085
Operating income(3)                                        633            486           452          422
Net income(3)                                              272            185           178          153
Income available for common stock                          265            179           172          147

1998
PG&E CORPORATION
Operating revenues                                      $5,364         $5,208        $4,695       $4,310
Operating income(1)                                        485            554           579          480
Income from continuing operations                          208            225           188          150
Net income(1)                                              196            210           174          139
Earnings per common share from continuing
  operations, basic and diluted                           0.54           0.59          0.49         0.39
Dividends declared per common share                       0.30           0.30          0.30         0.30
Common stock price per share
    High                                                 35.06          33.44         33.19        33.56
    Low                                                  30.38          29.88         30.06        29.06
UTILITY
Operating revenues                                      $2,218         $2,563        $2,117       $2,026
Operating income                                           446            512           494          424
Net income                                                 176            205           193          155
Income available for common stock                          169            199           186          148

(1) In the fourth quarter 1999, the National Energy Group adopted a plan to dispose of the PG&E ES segment. This planned transaction has been accounted for as a discontinued operation. Results of operations of PG&E ES have been excluded from continuing operations for all periods presented. The operating loss and net loss of PG&E ES for the quarters ending March 31, June 30, and September 30, 1999, were $15 million and $8 million, $23 million and $14 million, and $20 million and $12 million, respectively. The operating loss and net loss for PG&E ES for the quarters ending March 31, June 30, and September 30, 1998, were $17 million and $11 million, $22 million and $14 million, and $27 million and $15 million, respectively.

(2) Amounts have been restated to reflect the change in accounting for major maintenance and overhauls at the National Energy Group (see Note 1 of the Notes to Consolidated Financial Statements), and reclassification of PG&E ES operating results to discontinued operations (see above). The accounting change resulted in a cumulative effect being recorded as of January 1, 1999, of $12 million ($0.03 per share), net of income taxes of $8 million. Operating income previously reported for 1999 was $442 million, $454 million, and $492 million for each of the first three quarters, respectively. Net income previously reported for 1999 was $156 million ($0.42 per share), $180 million ($0.49 per share), and $183 million ($0.50 per share) for the same periods.

(3) In the fourth quarter 1999, the Utility recorded the effects of the outcome of the GRC. This resulted in an increase of $256 million in operating income and an increase of $153 million in net income. Additionally, the National Energy Group recorded an after-tax charge of $890 million reflecting PG&E GTT's assets at their fair market value. (See Notes 5 and 16 of the Notes to Consolidated Financial Statements.)

--------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT

To the Boards of Directors and Shareholders of PG&E Corporation and Pacific Gas and Electric Company

    We have audited the accompanying consolidated balance sheets of PG&E Corporation and subsidiaries and of Pacific Gas and Electric Company and subsidiaries as of December 31, 1999, and the related statements of consolidated income, cash flows, and common stock equity of PG&E Corporation and the related statements of consolidated income, cash flows, and stockholders' equity of Pacific Gas and Electric Company for the year then ended. These financial statements are the responsibility of management of PG&E Corporation and of Pacific Gas and Electric Company. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements for the years ended December 31, 1998 and 1997 were audited by other auditors whose report, dated February 8, 1999, expressed an unqualified opinion on those statements.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such 1999 financial statements present fairly, in all material respects, the consolidated financial position of PG&E Corporation and Pacific Gas and Electric Company as of December 31, 1999, and the results of their consolidated operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

    As discussed in Note 1 of the Notes to Consolidated Financial Statements, in 1999 PG&E Corporation changed its method of accounting for major maintenance and overhauls.

DELOITTE & TOUCHE LLP
San Francisco, California
March 3, 2000

--------------------------------------------------------------------------------
              RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

    At both PG&E Corporation and Pacific Gas and Electric Company (the Utility) management is responsible for the integrity of the accompanying consolidated financial statements. These statements have been prepared in accordance with generally accepted accounting principles. Management considers materiality and uses its best judgment to ensure that such statements reflect fairly the financial position, results of operations, and cash flows of PG&E Corporation and the Utility.

    PG&E Corporation and the Utility maintain systems of internal controls supported by formal policies and procedures which are communicated throughout PG&E Corporation and the Utility. These controls are adequate to provide reasonable assurance that assets are safeguarded from material loss or unauthorized use and that necessary records are produced for the preparation of consolidated financial statements. There are limits inherent in all systems of internal controls, based on recognition that the costs of such systems should not exceed the benefits to be derived. PG&E Corporation and the Utility believe that their systems of internal control provide this appropriate balance. PG&E Corporation management also maintains a staff of internal auditors who evaluate the adequacy of, and assess the adherence to, these controls, policies, and procedures for all of PG&E Corporation, including the Utility.

    Both PG&E Corporation's and the Utility's 1999 consolidated financial statements have been audited by Deloitte & Touche LLP, PG&E Corporation's independent auditors. The audit includes consideration of internal accounting controls and performance of tests necessary to support an opinion. The auditors' report contains an independent informed judgment as to the fairness, in all material respects, of reported results of operations and financial position.

    The Audit Committee of the Board of Directors for PG&E Corporation meets regularly with management, internal auditors, and Deloitte & Touche, jointly and separately, to review internal accounting controls and auditing and financial reporting matters. The internal auditors and Deloitte & Touche LLP have free access to the Audit Committee, which consists of five outside directors. The Audit Committee has reviewed the financial data contained in this report.

    PG&E Corporation and the Utility are committed to full compliance with all laws and regulations and to conducting business in accordance with high standards of ethical conduct. Management has taken the steps necessary to ensure that all employees and other agents understand and support this commitment. Guidance for corporate compliance and ethics is provided by an officers' Ethics Committee and by a Legal Compliance and Business Ethics organization. PG&E Corporation and the Utility believe that these efforts provide reasonable assurance that each of their operations is conducted in conformity with applicable laws and with their commitment to ethical conduct.